As filed with the SEC on _________________.	Registration No. 333-112809

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

_________________

PRUCO LIFE OF NEW JERSEY

VARIABLE APPRECIABLE ACCOUNT

(Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

(Name of Depositor)

213 Washington Street

Newark, New Jersey 07102-2992

(800) 778-2255

(Address and telephone number of principal executive offices)

_________________

Thomas C. Castano

Assistant Secretary

Pruco Life Insurance Company of New Jersey

213 Washington Street

Newark, New Jersey 07102-2992

(Name and address of agent for service)

Copy to:

Jeffrey C. Martin

Shea & Gardner

1800 Massachusetts Avenue, N.W.

Washington, D.C. 20036

_________________

Variable Universal Life Insurance Contracts -- The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS
May 7, 2004

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT
PruLife(R)Custom Premier II

This prospectus describes individual flexible premium variable universal life insurance contracts, PruLife® Custom Premier II Contracts (the “Contract”) offered by Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey,” “us,” “we,” or “our”), a stock life insurance company. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America.

You may choose to invest your Contract’s premiums and its earnings in one or more of 27 available variable investment options of the Pruco Life of New Jersey Variable Appreciable Account (the “Account”):

                               The Prudential Series Fund, Inc. (the "Series Fund")
>        Diversified Bond                                 >        SP Deutsche International Equity
>        Equity                                           >        SP Goldman Sachs Small Cap Value
>        Global                                           >        SP Growth Asset Allocation
>        High Yield Bond                                  >        SP Large Cap Value
>        Jennison                                         >        SP MFS Capital Opportunities
>        Money Market                                     >        SP Mid Cap Growth
>        Stock Index                                      >        SP PIMCO High Yield
>        SP Aggressive Growth Asset Allocation            >        SP PIMCO Total Return
>        SP AIM Aggressive Growth                         >        SP Prudential U.S. Emerging Growth
>        SP AIM Core Equity                               >        SP State Street Research Small Cap Growth
>        SP Alliance Large Cap Growth                     >        SP Strategic Partners Focused Growth
>        SP Balanced Asset Allocation                     >        SP Technology
>        SP Conservative Asset Allocation                 >        SP William Blair International Growth
>        SP Davis Value

For a complete list of the 27 available variable investment options, their investment objectives, and their investment advisers, see The Prudential Series Fund, Inc., page 10.

You may also choose to invest your Contract’s premiums and its earnings in the fixed rate option, which pays a guaranteed interest rate. See The Fixed Rate Option, page 15.

Please Read this Prospectus. Please read this prospectus before purchasing a PruLife® Custom Premier II variable universal life insurance contract and keep it for future reference. A current prospectus for the underlying portfolios accompany this prospectus. The prospectus contains important information about the portfolios. Please read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance policy is subject to risk, including the possible loss of your money. An investment in PruLife® Custom Premier II is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

                                                                       Pruco Life Insurance Company of New Jersey
                                                                              213 Washington Street
                                                                          Newark, New Jersey 07102-2992
                                                                           Telephone: (800) 944-8786

                                                                           PROSPECTUS CONTENTS

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS on page 39 of this prospectus.

Expenses other than Portfolio Expenses

The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables. For more information about fees and expenses, see CHARGES AND EXPENSES, page 15.

The first table describes the maximum fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between investment options.

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                                               Transaction and Optional Rider Fees
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                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Maximum Sales Charge on Premiums (Load)(1)         Deducted from premium payments.                6% of premium payment.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Premium Based Administrative Charge                Deducted from premium payments.               7.5% of premium payment.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

                                                Upon lapse, surrender, or decrease in      90.0% of first year Sales Load Target
Surrender fees(2)                                      basic insurance amount.              Premium less premium for riders and
                                                                                                          extras.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Transfer fees                                     Each transfer exceeding 12 in any                         $25
                                                           Contract year.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Withdrawal fee                                            Upon withdrawal.               Lesser of $25 or 2% of withdrawal amount.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Insurance Amount Change fee                    Upon change in basic insurance amount .                      $25
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Living Needs Benefit fee                                When benefit is paid.                              $150
--------------------------------------------- ------------------------------------------ ------------------------------------------
(1)	This charge is deducted from premium payments for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount).

(2)	The percentage varies by issue age, sex, and underwriting class, and reduces annually at a constant rate to zero. The duration of the charge also varies by age ranging from ten years at ages 0 — 45 to three years at ages 68 and above.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Series Fund’s portfolio fees and expenses.

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                   Periodic Contract and Optional Rider Charges Other Than The Series Fund's Operating Expenses
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------
                   Charge                              When Charge is Deducted                        Amount Deducted
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Cost of Insurance("COI") for base amount of
insurance and Target Term Rider coverage.
                _____________
                                                                                           From $.06 to $83.34 per $1,000 of net
        Minimum and Maximum Charges                            Monthly                             amount at risk.(1)(2)
                _____________                                                                            _____________

   Initial COI for a representative                                                          $0.13 per $1,000 of net amount at
   Contract owner, male age 32 in the                                                                    risk.(3)
   Preferred non-smoker underwriting class,
   no riders.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

                                                                                         Effective  annual rate of 0.45% of assets
Mortality and Expense Risk fees                                 Daily                    in variable investment options.

--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Additional Mortality fees for risk
associated with certain occupations,                           Monthly                    From $0.10 to $2.08 per $1,000 of basic
avocations, or aviation risks.                                                                     insurance amount.(4)
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Net interest on loans(5)                                      Annually                                      1%
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for basic insurance amount(6)                                                          $9 to $30 per Contract plus $0.04 to
                _____________                                                               $1.12 per $1,000 of basic insurance
                                                                                                          amount.
        Minimum and Maximum Charges                                                                    _____________
                _____________                                  Monthly
                                                                                            $30 plus $0.12 per $1,000 of basic
   Basic insurance amount fee for a                                                                  insurance amount.
   representative Contract owner, male age
   32 in the  Preferred non-smoker
   underwriting class, no riders.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for an increase to basic insurance
amount(6)                                                                                $12 per Contract plus $0.04 to $1.40 per
                _____________                                                                $1,000 of basic insurance amount.
                                                                                                       _____________
        Minimum and Maximum Charges                            Monthly
                _____________                                                             $12 per increase segment plus $0.12 per
                                                                                                    $1,000 of increase.
   Increase to basic insurance amount for a
   representative Contract owner, male age
   32 in the  Preferred non-smoker
   underwriting class, no riders.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for the Target Term Rider or an
increase to the Target Term Rider (6)
                 _____________

        Minimum and Maximum Charges                            Monthly                   From $0.05 to $1.13 per $1,000 of Target
                                                                                                      Term Rider.(1)
_____________                                                                                              _____________

   Target Term Rider fee for a                                                            $0.13 per $1,000 of Target Term Rider.
   representative Contract owner, male age
   32 in the Preferred non-smoker
   underwriting class.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Accidental Death Benefit Rider
                _____________

        Minimum and Maximum Charges                                                          From $0.05 to $0.28 per $1,000 of
                _____________                                  Monthly                                 coverage.(1)
                                                                                                         _____________
   Accidental Death Benefit Rider fee for a
   representative Contract owner, male age                                                     $0.07 per $1,000 of coverage.
   32 in the Preferred non-smoker
   underwriting class.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Children Level Term Rider                              Monthly                         $.42 per $1,000 of coverage.
--------------------------------------------- ------------------------------------------ ------------------------------------------
--------------------------------------------- ------------------------------------------ ------------------------------------------

Fee for Enhanced Disability Benefit Rider(6)
                _____________
                                                                                          From 7.08% to 10.39% of the greater of:
        Minimum and Maximum Charges                                                       9% of the policy target premium or the
               _____________                                   Monthly                       total of monthly deductions. (1)
                                                                                                         _____________
   Enhanced Disability Benefit Rider fee
   for a representative Contract owner,                                                     7.52% of the greater of: 9% of the
   male age 32 in the Preferred  non-smoker                                                policy target premium or the total of
   underwriting class.                                                                              monthly deductions.
--------------------------------------------- ------------------------------------------ ------------------------------------------
(1)	The charge varies based on the individual characteristics of the insured, including such characteristics as: age, sex, and underwriting class.

(2)	For example, the highest COI rate is for an insured who is a male/female age 99.

(3)	You may obtain more information about the particular COI charges that apply to you by contacting your Pruco Life of New Jersey representative.

(4)	Both the charge and the duration of the charge will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk.

(5)	The maximum loan rate reflects the net difference between a standard loan with an effective annual interest rate of 4% and an effective annual interest credit equal to 3%. Preferred loans are charged a lower effective annual interest rate. See Loans, page 31.

(6)	Duration of charge is limited. See CHARGES AND EXPENSES, page 15.

Portfolio Expenses

This table shows the minimum and maximum total operating expenses charged by the Series Fund that you will pay periodically during the time you own the Contract. More detail concerning portfolio fees and expenses is contained in the prospectus for the Series Fund.

---------------------------------------------------------------------------------------- -------------------- -------------------
                       Total Annual Portfolio Operating Expenses                               Minimum             Maximum
                                                                                                              -------------------
                                                                                         -------------------- -------------------
(expenses that are deducted from the Series Fund's assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including
reductions for any fee waiver or other reimbursements.)                                         0.37%               2.56%
---------------------------------------------------------------------------------------- -------------------- -------------------

SUMMARY OF THE CONTRACT

AND CONTRACT BENEFITS

Brief Description of the Contract

PruLife® Custom Premier II is a form of variable universal life insurance. A variable universal life insurance contract is a flexible form of life insurance. It has a death benefit and a Contract Fund, the value of which changes every day according to the investment performance of the investment options to which you have allocated your net premiums. You may invest net premiums in one or more of the 27 available variable investment options or in the fixed rate option. Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. You bear the risk of any decrease. If you select the fixed rate option, Pruco Life of New Jersey credits your account with a declared rate of interest, but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 3%. The Contract is designed to be flexible to meet your specific life insurance needs. Within certain limits, the Contract will provide you with flexibility in determining the amount and timing of your premium payments. Some features described in this prospectus may not be available in some states.

Types of Death Benefit Available Under the Contract

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund (described below) may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Type B (variable) Contract, your death benefit will vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals accumulated at an interest rate (between 0% and 8%; in ½% increments) chosen by the Contract owner. The death benefit on a Type C Contract is limited to the base insurance amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount (the initial Basic Insurance Amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract.

With any type of death benefit, the death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit. See Types of Death Benefit, page 25 and Changing the Type of Death Benefit, page 26.

No-Lapse Guarantee

We agree to keep the Contract in-force for a specified period, regardless of the investment performance under your Contract, as long as your accumulated premiums (reduced to reflect withdrawals) are at least equal to the No-Lapse Guarantee Values shown in your Contract. If you have an outstanding Contract loan, a No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 32, and Loans, page 31.

There are three separate guarantee periods, each associated with a corresponding level of premium payments. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first seven Contract years (five Contract years for issue ages 60 and above), assuming no loans or withdrawals. If your Contract was issued with a Type A or Type B death benefit and you are paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year, we will guarantee your Contract against lapse until the later of the insured’s age 70 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. See No-Lapse Guarantee, page 27 and PREMIUMS, page 22. Finally, if your Contract was issued with a Type A or Type B death benefit and you are paying the Lifetime Premium at the beginning of each Contract year, we will guarantee your Contract against lapse for the insured’s lifetime, assuming no loans or withdrawals.

Unless a No-Lapse Guarantee is in effect, the Contract will go into default if the Contract Fund less any Contract debt and less any applicable surrender charges falls to zero or less. Your Pruco Life of New Jersey representative can tell you the premium amounts you will need to make to maintain these guarantees.

The Contract Fund

Your Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15.

Premium Payments

Except for the minimum initial premium, and subject to a minimum of $25 per payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4% (“Accumulated Net Payments”) are high enough and there is no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract’s death benefit type. See PREMIUMS, page 22, No-Lapse Guarantee, page 27 and LAPSE AND REINSTATEMENT, page 32.

If you pay more premium than permitted under section 7702A of the Internal Revenue Code, your Contract would be classified as a Modified Endowment Contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see Modified Endowment Contracts on page 34.

Allocation of Premiums

Before your premiums are allocated to your investment choices, we deduct a premium based administrative charge. We also deduct a charge for sales expenses. For more detail, see CHARGES AND EXPENSES, page 15. The amount remaining after the deduction of these charges is called the net premium.

When you apply for the Contract, you tell us how to allocate your premiums. You may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. See Allocation of Premiums, page 23.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

On the Contract date we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and allocate the remainder of the initial premium (the “net premium”) to the Money Market investment option. We will also allocate the net premium attributable to any additional premium payment we receive before the end of the 10 day period following receipt of the Contract to the Money Market investment option as of the date we received the premium but not earlier than the Contract date. Ten days after you receive the Contract, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your most current allocation request.

Investment Choices

You may choose to invest your Contract’s premiums and its earnings in one or more of 27 available variable investment options. You may also invest in the fixed rate option. See The Prudential Series Fund, Inc., page 10, and The Fixed Rate Option, page 15. You may transfer money among your investment choices, subject to restrictions. Please see Transfers, page 23.

Pruco Life of New Jersey may add or remove variable investment options in the future.

Transfers Among Investment Options

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

While you also may transfer amounts from the fixed rate option, certain restrictions may apply.

We reserve the right to prohibit transfer requests we determine to be disruptive to the investment option or to the disadvantage of other Contract owners.

Restrictions will be applied uniformly and will not be waived.

In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature. For additional information, please see Transfers, page 23, Dollar Cost Averaging, page 24, and Auto-Rebalancing, page 24.

Increasing or Decreasing Basic Insurance Amount

Subject to state approval and to conditions determined by Pruco Life of New Jersey, after the issue of the Contract and after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. When you do this, you create an additional coverage segment. Each coverage segment will be subject to its own monthly deductions and surrender charge and will have its own surrender charge period beginning on that segment’s effective date. See Increases in Basic Insurance Amount, page 29, and Surrender Charges, page 17.

Subject to certain limitations, you also have the option of decreasing the basic insurance amount of your Contract after the issue of the Contract. See Decreases in Basic Insurance Amount, page 30.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. A decrease in basic insurance amount may result in a surrender charge. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. In addition, if the basic insurance amount is decreased or a significant premium is paid in conjunction with an increase, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33.

No administrative processing charge is currently being made in connection with either an increase or a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15.

Access to Contract Values

A Contract may be surrendered for its cash surrender value (the Contract Fund minus any Contract debt and minus any applicable surrender charge) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey’s needs, to a Service Office. The cash surrender value of a Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Surrender of a Contract, page 30, and Tax Treatment of Contract Benefits, page 33.

Under certain circumstances, you may withdraw a part of the Contract’s cash surrender value without surrendering the Contract. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Withdrawals, page 32, and Tax Treatment of Contract Benefits, page 33.

Contract Loans

You may borrow money from us using your Contract as security for the loan, provided the Contract is not in default. The maximum loan amount is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500. There is no minimum loan amount for Contracts issued in New York. See Loans, page 31.

Canceling the Contract (“Free-Look”)

Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law). In general, you will receive a refund of all premium payments made. However, if applicable law permits a market value free-look, you will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law). A Contract returned according to this provision shall be deemed void from the beginning.

SUMMARY OF CONTRACT RISKS

Contract Values are not Guaranteed

Your benefits (including life insurance) are not guaranteed, but may be entirely dependent on the investment performance of the variable investment options you select. The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Poor investment performance could cause your Contract to lapse and you could lose your insurance coverage. However, payment of the Death Benefit may be guaranteed under the No-Lapse Guarantee feature. See No-Lapse Guarantee, page 27.

The variable investment options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the fixed rate option provides a guaranteed rate of return. For more detail, please see Risks Associated with the Variable Investment Options on page 9 and The Fixed Rate Option on page 15.

Increase in Charges

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The “current charge” is the amount that Pruco Life of New Jersey is now charging, which may be lower. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Contract Lapse

Each month we determine the value of your Contract Fund. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the No-Lapse Guarantee. See No-Lapse Guarantee, page 27. Your Contract will also be in default if at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. Should this happen, we will notify you of the payment to prevent your Contract from terminating. See Loans, page 31. Your payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. See LAPSE AND REINSTATEMENT, page 32. If you have an outstanding loan when your Contract lapses, you may have taxable income as a result. See Tax Treatment of Contract Benefits – Pre-Death Distributions on page 34.

Risks of Using the Contract as a Short-Term Savings Vehicle

Because the Contract provides for an accumulation of a Contract Fund as well as a death benefit, you may wish to use it for various financial planning purposes. Purchasing the Contract for such purposes may involve certain risks.

For example, a life insurance policy could play an important role in helping you to meet the future costs of a child’s education. The Contract’s death benefit could be used to provide for education costs should something happen to you, and its investment features could help you accumulate savings. However, if the variable investment options you choose perform poorly, if you do not pay sufficient premiums, or if you access the values in your Contract through withdrawals or Contract loans, your Contract may lapse or you may not accumulate the funds you need.

The Contract is designed to provide benefits on a long-term basis. Consequently, you should not purchase the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the Contract is consistent with the purpose for which it is being considered.

Risks of Taking Withdrawals

If your Contract meets certain requirements, you may make withdrawals from your Contract’s cash surrender value while the Contract is in-force. The amount withdrawn must be at least $500. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, and if the death benefit was increased to meet the definition of life insurance, a reduction in Target Term Rider coverage amount may be required, and a surrender charge also may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 21. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Before making any withdrawal that causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Withdrawals, page 32, and Tax Treatment of Contract Benefits, page 33.

Limitations on Transfers

All or a portion of the amount credited to a variable investment option may be transferred. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year.

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System. We use reasonable procedures to confirm that instructions given by telephone are genuine. However, we are not liable for following telephone instructions that we reasonably believe to be genuine. In addition, we cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or electronic means will be rejected, even in the event that it is inadvertently processed.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 20 transfers. In the future, we may count such transfers towards the limit.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

Generally, only one transfer from the fixed rate option is permitted during each Contract year. The maximum amount you may transfer out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000.

We may modify your right to make transfers by restricting the number, timing and amount of transfers we find to be disruptive to the investment option or to the disadvantage of other Contract owners. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner.

Restrictions will be applied uniformly and will not be waived. See Transfers, page 24.

Limitations and Charges on Surrender of the Contract

You may surrender your Contract at any time. We deduct a surrender charge from the surrender proceeds. In addition, the surrender of your Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

A Contract may be surrendered for its cash surrender value while the insured is living. We will assess a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge varies by issue age. It is calculated as described in Surrender Charges, page 17. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund.

Risks of Taking a Contract Loan

Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or death benefit proceeds and may increase the chance that your Contract will lapse. Your Contract will be in default if, at any time, the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the Contract. In addition, if your Contract is a Modified Endowment Contract for tax purposes, taking a Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Tax Consequences of Buying this Contract

Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. Consequently, we reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance. We also have the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. However, your death benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans), in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase or the addition of a rider. We will notify you if a premium or a reduction in basic insurance amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options.

Under current tax law, death benefit payments under Modified Endowment Contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. However, amounts you receive under the Contract before the insured’s death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules. See Tax Treatment of Contract Benefits, page 33.

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

Replacement of the Contract

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing Contract can be protected by purchasing additional insurance or a supplemental Contract. If you are considering replacing a Contract, you should compare the benefits and costs of supplementing your existing Contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH

THE VARIABLE INVESTMENT OPTIONS

You may choose to invest your Contract’s premiums and its earnings in one or more of 27 available variable investment options. You may also invest in the fixed rate option. The fixed rate option is the only investment option that offers a guaranteed rate of return. See The Prudential Series Fund, Inc., page 10, and The Fixed Rate Option, page 15.

Risks Associated with the Variable Investment Options

Each of the variable investment options is a subaccount of the Pruco Life of New Jersey Variable Appreciable Account. Each subaccount invests in the shares of an open-end management investment company registered under the Investment Company Act of 1940. Each portfolio has its own investment objective, which are described in the accompanying Series Fund prospectus. The income, gains and losses of one portfolio have no effect on the investment performance of any other. For an additional discussion of the portfolios, please see The Prudential Series Fund, Inc., page 10.

We do not promise that the portfolios will meet their investment objectives. Amounts you have allocated to the variable investment options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the portfolios in which the subaccounts invest. You bear the investment risk that the portfolios may not meet their investment objectives. A description of each portfolio’s investment policies and a comprehensive statement of each portfolio’s risks may be found in the Series Fund prospectus. Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Portfolio. For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when separate account and Contract charges are deducted, you experience a negative return. For additional information, please see The Prudential Series Fund, Inc., page 10.

Learn More about the Portfolios

Before allocating amounts to the variable investment options, you should read the Series Fund’s current prospectus for detailed information concerning their investment objectives and strategies, and their investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND PORTFOLIO COMPANIES

Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) is a stock life insurance company, organized in 1982 under the laws of the state of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

The Pruco Life of New Jersey Variable Appreciable Account

Pruco Life of New Jersey has established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the “Account”) to hold the assets that are associated with the Contracts. The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a “separate account” under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey’s other assets.

Pruco Life of New Jersey is the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contract. In addition to these assets, the Account’s assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey’s general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

Income, gains and losses credited to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of Pruco Life of New Jersey’s other assets. The assets of the Account may not be charged with liabilities that arise from any other business Pruco Life of New Jersey conducts.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 27 available variable investment options, each of which is a subaccount of the Pruco Life of New Jersey Variable Appreciable Account. When you choose a variable investment option, we purchase shares of a mutual fund or a separate investment series of a mutual fund that is held as an investment for that option. We hold these shares in the subaccount. Pruco Life of New Jersey may remove or add additional variable investment options in the future. The Account’s financial statements are available in the Statement of Additional Information to this prospectus.

The Prudential Series Fund, Inc.

The Prudential Series Fund, Inc. (the “Series Fund”) is registered under the 1940 Act as an open-end diversified management investment company. Its shares are currently sold only to separate accounts of Prudential and certain other insurers that offer variable life insurance and variable annuity contracts. On October 31, 1986, the Pruco Life Series Fund, Inc., an open-end diversified management investment company, which sold its shares only to separate accounts of Pruco Life Insurance Company (“Pruco Life”) and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), was merged into the Series Fund. Prior to that date, the Account invested only in shares of Pruco Life Series Fund, Inc. The Account will purchase and redeem shares from the Series Fund at net asset value. Shares will be redeemed to the extent necessary for Pruco Life of New Jersey to provide benefits under the Contract and to transfer assets from one subaccount to another, as requested by Contract owners. Any dividend or capital gain distribution received from a portfolio of the Series Fund will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding subaccount.

The Series Fund has a separate prospectus that is provided with this prospectus. You should read the Series Fund prospectus before you decide to allocate assets to the Series Fund subaccounts. There is no assurance that the investment objectives of the Series Fund portfolios will be met.

Listed below are the available portfolios of the Series Fund, their investment objectives, and investment advisors:

o    Diversified  Bond  Portfolio:  The  investment  objective  is a high level of income  over a longer  term while  providing  reasonable  safety of  capital.  The
     Portfolio  normally  invests at least 80% of its investable  assets in higher grade debt  obligations and high quality money market  investments.  The Portfolio may invest up to 20% of its investable total assets in debt securities issued outside the U.S., by U.S. or foreign issuers.

o    Equity  Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio  normally  invests at least 80% of its investable  assets in common stocks of major  established  corporations as well as smaller companies that we believe offer attractive  prospects of appreciation.  The Portfolio may invest up to
     30% of its total assets in foreign securities.

o    Global  Portfolio:  The  investment  objective is long-term  growth of capital.  The Portfolio  invests  primarily in common stocks (and their  equivalents)  of foreign and U.S. companies.

o    High Yield Bond  Portfolio:  The investment  objective is a high total return.  The Portfolio  normally  invests at least 80% of its  investable  assets in high yield/high risk debt securities.  The Portfolio may invest up to 20% of its total assets in foreign debt obligations.

o    Jennison  Portfolio:  The investment  objective is long-term  growth of capital.  The Portfolio  invests  primarily in equity  securities of major,  established corporations that we believe offer above-average growth prospects.  The Portfolio may invest up to 30% of its total assets in foreign securities.

o    Money Market  Portfolio:  The investment  objective is maximum current income  consistent  with the stability of capital and the  maintenance of liquidity.  The
     Portfolio invests in high quality  short-term money market  instruments  issued by the U.S.  Government or its agencies,  as well as by corporations and banks, both domestic and foreign.

o    Stock Index  Portfolio:  The investment  objective is investment  results that generally  correspond to the performance of  publicly-traded  common stocks.  The
     Portfolio  attempts to  duplicate  the price and yield of the  Standard & Poor's 500  Composite  Stock Price Index (the "S&P 500") by  investing at least 80% of its investable assets in S&P 500 stocks.

o    SP Aggressive  Growth Asset  Allocation  Portfolio:  The  investment  objective is capital  appreciation.  The Portfolio  invests  primarily in large cap equity portfolios, international portfolios, and small/mid cap equity portfolios.

o    SP AIM  Aggressive  Growth  Portfolio:  The  investment  objective is long-term  growth of capital.  The  Portfolio  invests  primarily in the common  stocks of companies  whose  earnings  the  portfolio  managers  expect to grow more than 15% per year.  The  Portfolio  may  invest up to 25% of its total  assets in  foreign securities and may invest up to 15% of its total assets in real estate investment trusts (REITS).

o    SP AIM Core  Equity  Portfolio:  The  investment  objective  is growth of  capital.  The  Portfolio  invests  at least  80% of its  investable  assets in equity securities,  including  convertible  securities,  of established  companies  that have long-term  above-average  growth in earnings,  and growth  companies that the
     Portfolio managers believe have the potential for above-average growth in earnings.  The Portfolio may invest up to 20% of its total assets in foreign securities.

o    SP Alliance Large Cap Growth  Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio invests at least 80% of its investable assets in stocks of companies considered to have large capitalizations.  The Portfolio may invest up to 15% of its total assets in foreign securities.

o    SP Balanced Asset Allocation  Portfolio:  The investment  objective is to provide a balance between current income and growth of capital.  The Portfolio invests primarily in fixed income portfolios, large cap equity portfolios, small/mid cap equity portfolios, and international equity portfolios.

o    SP Conservative  Asset Allocation  Portfolio:  The investment  objective is to provide current income with low to moderate capital  appreciation.  The Portfolio invests primarily in fixed income portfolios, large cap equity portfolios, and small/mid cap equity portfolios.

o    SP Davis Value  Portfolio:  The  investment  objective is growth of capital.  The  Portfolio  invests  primarily in common stock of U.S.  companies  with market capitalizations of at least $5 billion.

o    SP Deutsche  International  Equity Portfolio:  The investment  objective is long-term capital  appreciation.  The Portfolio normally invests at least 80% of its investable assets in the stocks and other equity securities of companies in developed countries outside the United States.

o    SP Goldman  Sachs Small Cap Value  Portfolio  (formerly SP Small/Mid  Cap Value  Portfolio):  The  investment  objective  is  long-term  growth of capital.  The
     Portfolio normally invests at least 80% of its investable assets in small capitalization companies with a capitalization of $4 billion or less.

o    SP Growth Asset  Allocation  Portfolio:  The investment  objective is to provide  long-term growth of capital with  consideration  also given to current income.
     The Portfolio invests primarily in large-cap equity portfolios, fixed income portfolios, international equity portfolios, and small/mid-cap equity portfolios.

o    SP Large Cap Value Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio  normally invests at least 80% of its investable  assets in common stocks and securities convertible into common stock of companies with a total market capitalization of $5 billion or more.

o    SP MFS Capital  Opportunities  Portfolio:  The investment  objective is capital  appreciation.  The Portfolio normally invests at least 65% of its net assets in common stocks and related securities,  such as preferred stocks,  convertible securities,  and depositary receipts for those securities. The Portfolio may invest in foreign securities.

o    SP Mid Cap Growth Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio normally invests at least 80% of its investable assets in common stocks and related  securities,  such as preferred  stocks,  convertible  securities,  and depositary  receipts for those securities of companies with medium market capitalizations equaling or exceeding $250 million, but not exceeding the Russell MidcapTM Growth Index range at the time of investment.

o    SP PIMCO High Yield Portfolio:  The investment  objective is maximum total return,  consistent with preservation of capital and prudent  investment  management.
     The Portfolio  normally invests at least 80% of its investable  assets in a diversified  portfolio of high yield/high risk securities rated below investment  grade, but rated at least B by Moody's Investor  Service,  Inc. or Standard & Poor's Ratings Group, or, if unrated,  determined by Pacific  Investment  Management  Company
     ("PIMCO") to be of comparable quality.  The Portfolio may invest up to 15% of its assets in euro-denominated securities.

o    SP PIMCO Total  Return  Portfolio:  The  investment  objective  is maximum  total  return,  consistent  with  preservation  of capital  and  prudent  investment management.  The Portfolio normally invests at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

o    SP Prudential U.S. Emerging Growth Portfolio:  The investment  objective is long-term capital  appreciation.  The Portfolio normally invests at least 80% of its investable assets in equity securities of small and medium sized U.S. companies that the adviser believes have the potential for above-average growth.

o    SP State Street  Research  Small Cap Growth  Portfolio  (formerly SP INVESCO Small Company Growth  Portfolio):  The  investment  objective is long-term  capital growth.  The Portfolio normally invests at least 80% of its investable assets in common stocks of  small-capitalization  companies - those which are included in the
     Russell 2000 Growth Index at the time of purchase, or if not included in that index, have market capitalizations of $2.5 billion or below at the time of purchase.

o    SP Strategic  Partners Focused Growth Portfolio:  The investment  objective is long-term growth of capital.  The Portfolio  normally invests at least 65% of its total assets in equity-related securities of U.S. companies that the adviser believes to have strong capital appreciation potential.

o    SP Technology  Portfolio (formerly SP Alliance Technology  Portfolio):  The investment  objective is long-term growth of capital. The Portfolio normally invests at least 80% of its investable assets in securities of companies that use technology  extensively in the development of new or improved  products or processes.  The
     Portfolio may invest up to 25% of its total assets in foreign securities.

o    SP William Blair  International  Growth  Portfolio  (formerly SP Jennison  International  Growth  Portfolio):  The investment  objective is long-term  growth of capital.  The Portfolio  normally  invests at least 65% of its total assets in the common stock of foreign  companies  operating or based in at least five different countries.

Prudential Investments LLC (“PI”), a wholly-owned subsidiary of Prudential Financial, serves as the overall investment adviser for the Series Fund. PI will furnish investment advisory services in connection with the management of the Series Fund portfolios under a “manager-of-managers” approach. Under this structure, PI is authorized to select (with approval of the Series Fund’s independent directors) one or more sub-advisers to handle the actual day-to-day investment management of each Portfolio. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

Jennison Associates LLC (“Jennison”), also a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Global Portfolio, the Jennison Portfolio, the SP Jennison International Growth Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison serves as a sub-adviser for a portion of the assets of the Equity Portfolio and the SP Strategic Partners Focused Growth Portfolio. Jennison’s address is 466 Lexington Avenue, New York, New York 10017.

Prudential Investment Management, LLC (“PIM”), a wholly-owned subsidiary of Prudential Financial, serves as the sole sub-adviser for the Diversified Bond Portfolio, the High Yield Bond Portfolio, the Money Market Portfolio, and the Stock Index Portfolio. PIM’s address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

A I M Capital Management, Inc. (“A I M Capital”) serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio and the SP AIM Core Equity Portfolio. A I M Capital’s principal business address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Alliance Capital Management, L.P. (“Alliance”) serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio and a portion of the SP Strategic Partners Focused Growth Portfolio. Alliance is located at 1345 Avenue of the Americas, New York, New York 10105.

Calamos Asset Management, Inc. (“Calamos”) serves as a sub-adviser for a portion of the assets of the SP Mid Cap Growth Portfolio. Calamos, a registered investment advisor, is a wholly-owned subsidiary of Calamos Holdings, Inc. Calamos’ address is 1111 E. Warrenville Road, Naperville, Illinois 60563-1463.

Davis Advisors (“Davis”) serves as the sub-adviser to the SP Davis Value Portfolio. Davis is located at 2429 East Elvira Road, Suite 101, Tucson, Arizona 85706.

Deutsche Asset Management Investment Services Limited (“DeAMIS”) serves as the sub-adviser to the SP Deutsche International Equity Portfolio. DeAMIS is a wholly-owned subsidiary of Deutsche Bank AG. DeAMIS’s address is One Applod Street, London, United Kingdom.

The Dreyfus Corporation (“Dreyfus”) serves as the subadviser to the SP Technology Portfolio. Dreyfus is an indirect, wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus’ address is 200 Park Avenue, New York, New York 10166.

GE Asset Management Incorporated (“GEAM”) serves as the sub-adviser for a portion of the assets of the Equity Portfolio. GEAM’s ultimate parent is General Electric Company. GEAM’s address is 3003 Summer Street, Stamford, Connecticut 06904.

Goldman Sachs Asset Management (“GSAM”), a unit of the Investment Management Division of Goldman, Sachs & Co. (“Goldman Sachs”), serves as investment adviser to the SP Goldman Sachs Small Cap Value Portfolio. GSAM’s principal business address is 32 Old Slip, New York, New York 10005.

Hotchkis and Wiley Capital Management LLC (“Hotchkis and Wiley”) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. Hotchkis and Wiley is a registered investment adviser. Hotchkis and Wiley’s address is 725 South Figueroa Street, Suite 3900, Los Angeles, California 90017-5439.

J.P.     Morgan Investment Management, Inc. (“J.P. Morgan”) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. J.P. Morgan is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly held bank holding company and global financial services firm. J.P. Morgan is located at 522 Fifth Avenue, New York, NY 10036.

Massachusetts Financial Services Company (“MFS”) serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly-owned subsidiary of Sun Life Financial Services of Canada, Inc. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

Pacific Investment Management Company LLC (“PIMCO”) serves as the sub-adviser for the SP PIMCO High Yield Portfolio and the SP PIMCO Total Return Portfolio. PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. PIMCO’s principal business address is 840 Newport Center Drive, Newport Beach, California 92660.

Salomon Brothers Asset Management, Inc. (“Salomon”) serves as the sub-adviser for a portion of the assets of the Equity Portfolio. Salomon is a part of the global asset management arm of Citigroup, Inc. which was formed in 1998 as a result of the merger of Travelers Group and Citicorp, Inc. Salomon’s address is 125 Broad Street, New York, New York 10004.

State Street Research and Management Company (“State Street”) serves as the sub-adviser for the SP State Street Research Small Cap Growth Portfolio. State Street address is One Financial Center, Boston, Massachusetts 02111.

William Blair & Company LLC (“William Blair”) serves as the sub-adviser for SP William Blair International Equity Portfolio. William Blair’s address is 222 West Adams Street, Chicago, Illinois 60606.

The SP Aggressive Growth Asset Allocation Portfolio, the SP Balanced Asset Allocation Portfolio, the SP Conservative Asset Allocation Portfolio, and the SP Growth Asset Allocation Portfolio, each invests only in shares of other underlying Fund portfolios, which are managed by the advisers of those portfolios.

As an investment adviser, PI charges the Series Fund a daily investment management fee as compensation for its services. PI pays each sub-adviser out of the fee that PI receives from the Series Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity Contract separate accounts to invest in the same underlying mutual funds. Neither the companies that invest in the Series Fund nor the Series Fund currently foresee any such disadvantage. The Series Fund’s Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)      changes in state insurance law;
(2)      changes in federal income tax law;
(3)      changes in the investment management of any portfolio of the Series Fund; or
(4)      differences between voting instructions given by variable life insurance and variable annuity contract owners.

A portfolio may have a similar name or an investment objective and investment policies resembling those of a mutual fund managed by the same investment adviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such portfolio will resemble that of the publicly available mutual fund.

The Series Fund or an affiliate of the Series Fund may compensate Pruco Life of New Jersey based upon an annual percentage of the average assets held in the portfolio by Pruco Life of New Jersey under the Contracts. These percentages may vary by portfolio, and reflect administrative and other services we provide. With regard to its variable life insurance Contracts, generally Pruco Life receives a fee of 0.05% to 0.40%, annually, for providing such services.

Voting Rights

We are the legal owner of the shares in the Series Fund associated with the subaccounts. However, we vote the shares in the Series Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions, and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Series Fund in its own right, it may elect to do so.

Pruco Life of New Jersey may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Series Fund’s portfolios, or to approve or disapprove an investment advisory Contract for the Series Fund. In addition, Pruco Life of New Jersey itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Series Fund’s portfolios, provided that Pruco Life of New Jersey reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life of New Jersey does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

Substitution of Portfolios

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

The Fixed Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed rate option are not subject to the provisions of these Acts, and Pruco Life of New Jersey has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed rate option. Any inaccurate or misleading disclosure regarding the fixed rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, initially or by transfer, all or part of your Contract Fund to a fixed rate option. This amount becomes part of Pruco Life of New Jersey ‘s general account. The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other separate accounts that have been or may be established by Pruco Life of New Jersey. Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life of New Jersey guarantees that the part of the Contract Fund allocated to the fixed rate option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 3%. Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 3%, although we may do so.

Transfers out of the fixed rate option are subject to strict limits. See Transfers, page 23. The payment of any cash surrender value attributable to the fixed rate option may be delayed up to six months. See When Proceeds are Paid, page 25.

CHARGES AND EXPENSES

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed rate option, plus any interest credited on amounts allocated to the fixed rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Loans, page 31. Most charges, although not all, are made by reducing the Contract Fund.

Charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. In deciding whether to change any of these charges, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Premium based administrative charges will be set at one rate for all contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.

This section provides a more detailed description of each charge that is described briefly in the charts beginning on page 1.

In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The “current charge” is the amount that Pruco Life of New Jersey is now charging, which may be lower. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Sales Load Charges

We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the No-Lapse Guarantee Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. See PREMIUMS, page 22.

Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884.00 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884.00 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 29.

Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the No-Lapse Guarantee if the accumulated premium payments do not reach the Limited No-Lapse Guarantee Values shown on your Contract Data pages. See No-Lapse Guarantee, page 27. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 33.

Premium Based Administrative Charge

We reserve the right to charge up to 7.5% for a premium based administrative charge which shall include any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey.

This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.

The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life of New Jersey ‘s estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5%. The rate applies uniformly to all Contract owners without regard to location of residence. Pruco Life of New Jersey may collect more for this charge than it actually pays for state and local premium taxes.

The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in Pruco Life of New Jersey’s federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

Under current law, Pruco Life of New Jersey may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, the imposition of any such taxes upon Pruco Life of New Jersey that are attributable to the Account may result in a corresponding charge against the Account.

Cost of Insurance

We deduct, monthly, a cost of insurance (“COI”) charge proportionately (or as you directed, see Allocated Charges on page 18) from the dollar amounts held in each of the chosen investment options. The purpose of this charge is to provide insurance coverage. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund — significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the amount by which the Contract’s death benefit exceeds the Contract Fund (“net amount at risk”) under a Contract by maximum COI rates.

The net amount at risk is affected by factors such as: investment performance, premium payments, and charges. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary (“CSO”) Mortality Tables and an insured’s current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life of New Jersey ‘s current COI rates are lower than the maximum rates. Current COI charges range from $.01 to $83.34 per $1,000 of net amount at risk. For additional information, see Increases in Basic Insurance Amount, page 29.

Monthly Deductions from the Contract Fund

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract’s monthly charges. See Allocated Charges, page 18.

(a)	An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $30 per Contract for the first Contract year and $9 per Contract thereafter. Currently, the second part of this charge is equal to an amount up to $1.12 per $1,000 of the basic insurance amount for the first six Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, and extra rating class, if any.

(b)	If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus, we currently charge an amount of up to $1.40 per $1,000 of the coverage segment for an increase in basic insurance amount for the first six years from the effective date of the increase and zero thereafter. The amount per $1,000 varies by sex, issue age, smoker/nonsmoker status, extra rating class, if any, and the effective date of the increase.

In either of the instances described above, the highest charge per thousand is $1.40 and applies to male smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.04 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading “Adjustments to the Contract Fund.”
     The following table provides sample per thousand charges:

                         -------------- ---------------- --------------- ---------------- ---------------
                                             Male             Male           Female           Female
                           Issue Age      Non-Smoker         Smoker        Non-Smoker         Smoker
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              35             $0.16           $0.22            $0.12           $0.15
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              45             $0.27           $0.31            $0.21           $0.26
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              55             $0.48           $0.58            $0.36           $0.44
                         -------------- ---------------- --------------- ---------------- ---------------
                         -------------- ---------------- --------------- ---------------- ---------------
                              65             $0.88           $1.10            $0.70           $0.80
                         -------------- ---------------- --------------- ---------------- ---------------
(c)	You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See RIDERS, page 20.

(d)	If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

The earnings of the Account are taxed as part of the operations of Pruco Life of New Jersey. Currently, no charge is being made to the Account for Pruco Life of New Jersey’s federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Premium Based Administrative Charge, page 16. Pruco Life of New Jersey periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Daily Deduction from the Variable Investment Options

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.10%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed rate option.

Surrender Charges

We will assess a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the first year’s Sales Load Target Premium, less premiums for riders and extras, as determined at the time the Contract is issued. A separate surrender charge is based on one year’s Sales Load Target Premium for each new coverage segment determined at the time each new coverage segment is issued. The percentage varies by issue age. For all issue ages 0-45, the maximum first year percentage is 90% of the Surrender Target Premium, and is reduced annually at a constant rate to zero by the end of the 10th year. These surrender charges are similar to what is often referred to as “deferred sales load” charges and compensate Pruco Life of New Jersey for administrative costs associated with the sale of the Contracts. The duration of the surrender charge also varies by age.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured’s rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

        --------------------------------------------------------------------------------------------------------------
                                          Maximum Percentages for Surrender Charges
        --------------------------------------------------------------------------------------------------------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------

                                               Reducing                                                   Reducing
          Issue Age       Percentage at       annually to          Issue Age     Percentage at start    annually to
                         start of year 1    the end of year                           of year 1          the end of
                                                                                                            year
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
             0-45             90.0%               10                   57               75.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              46              90.0%                9                   58               75.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              47              90.0%                9                   59               75.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              48              90.0%                9                   60               75.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              49              90.0%                8                   61               45.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              50              75.0%                8                   62               45.0%                5
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              51              75.0%                8                   63               45.0%                4
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              52              75.0%                8                   64               45.0%                4
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              53              75.0%                7                   65               45.0%                4
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              54              75.0%                7                   66               40.0%                4
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              55              75.0%                7                   67               40.0%                4
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------
              56              75.0%                5              68 and above          40.0%                3
        --------------- ------------------- ---------------- ---- ------------- ---------------------- ---------------

We will show a surrender charge threshold for each coverage segment in the Contract Data pages. This threshold amount is the segment’s lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the basic insurance amount at issue. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. For information regarding COI charges where there are two or more coverage segments in effect, see Increases in Basic Insurance Amount, page 29 and Decreases in Basic Insurance Amount, page 30.

Transaction Charges

(a)      We currently charge a processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b)      We currently charge a processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c)      We may charge a processing fee of up to $25 for any change in basic insurance amount.

(d)      We may charge a processing fee of up to $150 for Living Needs Benefit payments.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract’s monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 16.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed rate option.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured’s death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest. Contracts issued in New York mature on the Contract anniversary when the insured reaches attained age 100.

Portfolio Charges

Charges are deducted from, and expenses are paid out of, the assets of the portfolios as described in the Series Fund prospectus.

Rider Charges

o    Accidental  Death Benefit Rider - We deduct a charge monthly for this rider,  which provides an additional  death benefit if the insured's  death is accidental.
     This benefit will end on the earliest of: the end of the last day of the grace period if the Contract is in default;  the date the Contract is  surrendered  for its net cash value;  the end of the day before the first Contract  anniversary on or after the insured's  100th  birthday;  and the date the Contract ends for any other reason.  The current  charge  ranges from $0.05 to $0.28 per $1,000 of coverage  based on age, sex, and  underwriting  class,  and is charged to the first  Contract anniversary on or after the insured's 100th birthday.

o    Children  Level Term Rider - We deduct a charge  monthly for this rider,  which  provides term life  insurance on all dependent  children that are covered under this rider. The current charge is $0.42 per $1,000 of coverage and will stop on the earlier of the date of the insured's  death, and the first contract  anniversary on or after the insured's 75th birthday.

o    Enhanced  Disability  Benefit Rider - We deduct a charge monthly for this rider,  which provides invested premium amounts while the insured is totally disabled.
     If we approve a claim for this  benefit,  the monthly  charge will be waived while the insured is totally  disabled.  The current  charge is based on age,  sex, and underwriting  class.  It ranges from 7.08% to 10.39% of the greater of: 9% of the Limited  No-Lapse  Guarantee  Premium or the total of monthly  deductions,  and is payable to the first Contract  anniversary on or after the insured's 60th birthday.  The monthly charge for this benefit will be waived while the insured is totally disabled.

o    Living Needs Benefit Rider - We deduct a $150 fee for this rider only if benefits are paid.

PERSONS HAVING RIGHTS UNDER THE CONTRACT

Contract Owner

Unless a different owner is named in the application, the Contract owner is the insured. If a different Contract owner is named, we will show that Contract owner in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.

You may change the ownership of the Contract by sending us a request in a form that meets our needs. We may ask you to send us the Contract to be endorsed. If we receive your request in a form that meets our needs, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date you signed the request.

While the insured is living, the Contract owner alone is entitled to any Contract benefit and value, and to the exercise of any right and privilege granted by the Contract or by us. For example, the Contract owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of the insured. You may designate or change a beneficiary by sending us a request in a form that meets our needs. We may ask you to send us the contract to be endorsed. If we receive your request, and the contract if we ask for it, we will file and record the change and it will take effect as of the date you signed the request. But if we make any payment(s) before we receive the request, we will not have to make the payment(s) again. Any beneficiary’s interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the insured, unless otherwise stated.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey ‘s consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Service Office.

Incontestability

We will not contest the Contract after it has been in-force during the insured’s lifetime for two years from the issue date, except for non-payment of enough premium to pay the required charges and when any change is made in the Contract that requires Pruco Life of New Jersey’s approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex

If the insured’s stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured’s correct age and sex.

Settlement Options

The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Pruco Life of New Jersey and Prudential have entered into an agreement under which Prudential furnishes Pruco Life of New Jersey the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. Pruco Life of New Jersey transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes an individual account within its Alliance Account in the name of the beneficiary and makes all payments necessary to satisfy such obligations. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion

Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require additional charges. These optional insurance benefits will be described in what is known as a “rider” to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life of New Jersey representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life of New Jersey upon written request.

Accidental Death Benefit Rider — The Accidental Death Benefit Rider provides an additional death benefit that is payable if the insured’s death is accidental, as defined in the benefit provision.

Children Level Term Rider — The Children Level Term Rider provides term life insurance coverage on the life of the insured’s children.

Enhanced Disability Benefit Rider — The Enhanced Disability Benefit Rider pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision. This rider is not available with death benefit Type C (return of premium) Contracts.

Living Needs Benefit Rider — The Living Needs BenefitSM Rider is available on your Contract. The benefit may vary by state. There is no charge for adding the benefit to a Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract’s death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will not be less than the net cash value. One or both of the following options may be available. A Pruco Life of New Jersey representative should be consulted as to whether additional options may be available.

The Terminal Illness Option is available on the Living Needs Benefit rider if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

The Nursing Home Option is available on the Living Needs Benefit rider after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life of New Jersey will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract’s death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life of New Jersey reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life of New Jersey can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The Contract may generally be issued on insureds through age 90 for death benefit Types A and B, through age 70 for death benefit Type C. Currently, the minimum basic insurance amount is $75,000 ($50,000 for insureds below the issue age of 18, $100,000 for insureds issue ages 76-80, and $250,000 for insureds issue ages 81 and above). The minimum basic insurance amount for Contracts issued with a Type C (return of premium) death benefit is $250,000. See Types of Death Benefit, page 25.

Pruco Life of New Jersey may change the minimum basic insurance amounts of the Contracts it will issue.

Pruco Life of New Jersey requires evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life of New Jersey charges a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. The minimum initial premium is equal to 9% of the Limited No-Lapse Guarantee Premium, including all extras, riders, and Enhanced Disability Benefit premium for Type A and Type B death benefit Contracts. The minimum initial premium is equal to 9% of the Short-Term No-Lapse Guarantee Premium for Type C death benefit Contracts. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance. See Tax Treatment of Contract Benefits, page 33.

Generally, your initial net premium is applied to your Contract as of the Contract date. If we do not receive your initial premium before the Contract date, we apply the initial premium to your Contract as of the end of the valuation period in which it is received in Good Order at a Service Office.

Available Types of Premium

Once the minimum initial premium payment is made, you have a certain amount of flexibility with respect to the amount and timing for premium payments. No specific premiums are required. Several suggested patterns of premiums are described below. Understanding them may help you understand how the Contract works.

o    Limited No-Lapse  Guarantee  Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age
     70, or if later,  during the first 10 Contract  years,  regardless  of  investment  performance  and  assuming no loans or  withdrawals.  The length of the No-Lapse
     Guarantee  available to you depends on your  Contract's  death benefit type.  The Limited  No-Lapse  Guarantee is not  applicable to Contracts with the Type C Death
     Benefit.  See No-Lapse  Guarantee,  page 27. When you purchase a Contract,  your Pruco Life of New Jersey  representative  can tell you the amount[s] of the Limited
     No-Lapse Guarantee Premium.  For a Contract with no riders or extra risk charges, these premiums will be level.

o    Short-Term  No-Lapse  Guarantee  Premiums are premiums  that, in some  instances,  make it possible to pay a premium lower than the Limited  No-Lapse  Guarantee
     Premium.  These  Short-Term  No-Lapse  Guarantee  Premiums,  if paid at the beginning of each Contract year, will keep the Contract  in-force during the first seven
     Contract  years (five  Contract  years for issue ages 60 and above),  regardless of investment  performance  and assuming no loans or  withdrawals.  To continue the
     No-Lapse Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term  No-Lapse  Guarantee  Premium.  However,  not all Contracts
     offer the No-Lapse Guarantee beyond seven Contract years (five Contract years for issue ages 60 and above).  The length of the No-Lapse  Guarantee  available to you depends on your Contract's  death benefit type. See No-Lapse  Guarantee,  page 27. When you purchase a Contract,  your Pruco Life of New Jersey  representative  can tell you the amount[s] of the Short-Term  No-Lapse Guarantee Premium.  As is the case with the Limited No-Lapse Guarantee Premium,  for a Contract with no riders or extra risk charges, these premiums will be level.

o    Lifetime No-Lapse  Guarantee  Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured,  regardless of investment  performance and assuming no loans or withdrawals (not applicable to all Contracts).  See No-Lapse Guarantee,  page 27. As is the case with the Limited  No-Lapse  Guarantee  Premium,  for a Contract with no riders or extra risk  charges,  these  premiums will be level.  When you purchase a
     Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Lifetime No-Lapse Guarantee Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the No-Lapse Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date, we deduct the charge for sales expenses and the premium based administrative charge from the initial premium and the first monthly deductions are made. The remainder of the initial premium and any other net premium received in Good Order at a Service Office during the 10 day period following the receipt of the Contract will be allocated to the Money Market investment option as of the later of the Contract date and the end of the valuation period in which it is received. After the tenth day, these funds, adjusted for any investment results, will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed rate option according to your current premium allocation. The transfer from the Money Market investment option on the tenth day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract year described under Transfers, below. If the first premium is received before the Contract date, there will be a period during which the Contract owner’s initial premium will not be invested.

The charge for sales expenses and the premium based administrative charge also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received in Good Order at a Service Office, in accordance with the allocation you previously designated. The “valuation period” means the period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the variable investment options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Service Office or by telephoning a Service Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 331/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Transfers

You may, up to 12 times each Contract year, transfer amounts among the variable investment options or to the fixed rate option. Additional transfers may be made only with our consent. Currently, we allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by proper written notice to a Service Office, or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 21.

After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they are in a form acceptable to us, bear an original signature in ink, and are sent to us by U.S. regular mail. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax or electronic means will be rejected, even in the event that it is inadvertently processed.

Multiple transfers that occur during the same day, but prior to the end of the valuation period for that day, will be counted as a single transfer.

Currently, certain transfers effected systematically under either a dollar cost averaging or an automatic rebalancing program described in this prospectus do not count towards the limit of 20 transfers. In the future, we may count such transfers towards the limit.

There is no administrative charge for the first 12 transfers per Contract year among investment options. There is an administrative charge of up to $25 for each transfer after the first 12 transfers per Contract year. Transfers out of the Money Market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract year or the 20 transfers per calendar year.

Transfers among variable investment options will take effect as of the end of the valuation period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed rate option each year is the greater of: (a) 25% of the amount in the fixed rate option; and (b) $2,000. We may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a “market timing” strategy may be disruptive to the investment option or to the disadvantage of other Contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner. If we exercise this right at the time of a transfer request, we will immediately notify you.

Any restrictions on transfers will be applied uniformly to all persons who own Contracts like this one, and will not be waived, except as described above with respect to transfers from the fixed rate option.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging (“DCA”). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly date on or after 10 days following the receipt of the Contract.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the Monthly date on or after 10 days following receipt of the Contract.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period, which immediately follows that date. The fixed rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

DEATH BENEFITS

Contract Date

There is no insurance under this Contract until the minimum initial premium is paid. If the minimum initial premium is received before the Contract is issued, the premium will be applied as of the Contract date. If a medical examination is required, the Contract date will ordinarily be the date the examination is completed. If the minimum initial premium is received on or after the Contract date, it will be applied as of the date of receipt in Good Order at a Service Office. Under certain circumstances, we may allow the Contract to be backdated up to six months for the purpose of lowering the insured’s issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt in Good Order at a Service Office and will deduct any charges due on or before that date.

When Proceeds Are Paid

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office. However, we may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account’s assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed rate option, we expect to pay the cash surrender value promptly upon request. However, we have the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). We will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Types of Death Benefit

You may select from three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except where the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where Pruco Life of New Jersey increases the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value and decrease the net amount at risk and result in lower charges. See How a Contract’s Cash Surrender Value Will Vary, page 30.

A Contract with a Type B (variable) death benefit has a death benefit, which will generally equal the basic insurance amount plus the Contract Fund. Pruco Life of New Jersey may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater due to a greater net amount at risk. See How a Contract’s Cash Surrender Value Will Vary, page 30. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. However, as long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals, accumulated at an interest rate (between 0% and 8%; in ½% increments chosen by the Contract owner) to the date of death. Pruco Life of New Jersey may increase the death benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this death benefit allows the beneficiary, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract’s death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract’s cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract due to a greater net amount at risk and higher cost of insurance charges. See How a Contract’s Cash Surrender Value Will Vary, page 30. The death benefit on a Type C Contract is limited to the basic insurance amount plus an amount equal to the: Type C Limiting Amount multiplied by the Type C Death Benefit Factor plus the Contract Fund. See the Contract Limitations section of your Contract. You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 32.

The way in which the cash surrender value and death benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life of New Jersey ‘s approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 21. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See CHARGES AND EXPENSES, page 15.

If you are changing your Contract’s type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the lesser of (a) the total premiums paid minus total withdrawals to this Contract, both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) displayed in the Contract Data pages and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of the Contract Data pages. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

You may change your Contract’s death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. Also, if you change a Type C death benefit to a Type A or Type B death benefit after issue, you will not be able to change back to a Type C death benefit. See Types of Death Benefit, page 25.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums is 0%.

--------------------------------------------------------------------
                      Basic Insurance Amount
====================================================================
---------------------- ---------------------------------------------
        FROM                                TO
---------------------- ---------------------------------------------
---------------------- ---------------------- ----------------------
       Type A                 Type B                 Type C
      $300,000               $250,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type B                 Type A                 Type C
      $250,000               $300,000                  N/A
---------------------- ---------------------- ----------------------
---------------------- ---------------------- ----------------------
       Type C                 Type A                 Type B
      $260,000               $300,000               $250,000
---------------------- ---------------------- ----------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Service Office. If the change is approved, we will recompute the Contract’s charges and appropriate tables and send you new Contract Data pages. We may require you to send us your Contract before making the change.

No-Lapse Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the No-Lapse Guarantee. Likewise, if you have an outstanding Contract loan, a No-Lapse Guarantee will not keep the Contract in-force. See Withdrawals, page 32, and Loans, page 31. You should consider how important the No-Lapse Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the No-Lapse Guarantee period shown on your Contract Data pages, we calculate your Contract’s “Accumulated Net Payments” as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate No-Lapse Guarantee Values. These are values used solely to determine if a No-Lapse Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. The Contract Data pages in your Contract contain a table of No-Lapse Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the No-Lapse Guarantee period shown on your Contract Data pages, we will compare your Accumulated Net Payments to the No-Lapse Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the No-Lapse Guarantee Value and the Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term No-Lapse Guarantee, Limited No-Lapse Guarantee, and Lifetime No-Lapse Guarantee Premiums are payments which correspond to the No-Lapse Guarantee Values shown on your Contract Data pages. For example, payment of the Short-Term No-Lapse Guarantee Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first seven Contract years (five Contract years for issue ages 60 and above), assuming no loans or withdrawals. However, payment of the Short-Term No-Lapse Guarantee Premium after this period will not assure that your Contract’s Accumulated Net Payments will continue to meet the No-Lapse Guarantee Values and prevent the Contract from lapsing. See PREMIUMS, page 22.

If you want a No-Lapse Guarantee to last longer than seven years (five years for issue ages 60 and above), you should expect to pay at least the Limited No-Lapse Guarantee Premium at the start of each Contract year. Paying the Limited No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured’s age 70 or 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Limited No-Lapse Guarantee Premium after this Limited No-Lapse Guarantee period, will not assure that your Contract’s Accumulated Net Payments will continue to meet the No-Lapse Guarantee Values and prevent the Contract from lapsing.

If you want a No-Lapse Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime No-Lapse Guarantee Premium at the start of each Contract year. Paying the Lifetime No-Lapse Guarantee Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured’s lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term No-Lapse, Limited No-Lapse, and Lifetime No-Lapse Guarantee Premiums (to the nearest dollar) for basic insurance amounts and increases. The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract.

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                                         Illustrative Annual Premiums
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    Age of
  insured at                Type of                 Short-Term         Limited No-Lapse     Lifetime No-Lapse
   issue or          Death Benefit Chosen       No-Lapse Guarantee    Guarantee Premium     Guarantee Premium
   increase                                           Premium
---------------- ------------------------------ -------------------- --------------------- --------------------

      40               Type A (Fixed)                $1,125                $2,138               $4,765
---------------------------------------------------------------------------------------------------------------

      40              Type B (Variable)              $1,210                $2,220               $14,185
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      40         Type C (Return of Premium)          $1,210                 N/A                   N/A
---------------------------------------------------------------------------------------------------------------

      60               Type A (Fixed)                $3,363                $7,158               $12,963
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      60              Type B (Variable)              $4,415                $7,218               $33,195
---------------------------------------------------------------------------------------------------------------

      60         Type C (Return of Premium)          $4,415                 N/A                   N/A
---------------------------------------------------------------------------------------------------------------

      80               Type A (Fixed)                $16,203              $39,345               $47,235
---------------------------------------------------------------------------------------------------------------

      80              Type B (Variable)              $22,353              $43,980               $83,015
---------------------------------------------------------------------------------------------------------------

      80         Type C (Return of Premium)            N/A                  N/A                   N/A
---------------------------------------------------------------------------------------------------------------

Paying the Short-Term No-Lapse, Limited No-Lapse, or Lifetime No-Lapse Guarantee Premiums at the start of each Contract year is one way of reaching the No-Lapse Guarantee Values; it is certainly not the only way. The No-Lapse Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the No-Lapse Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining a No-Lapse Guarantee. If you desire the Limited No-Lapse Guarantee until the later of the insured’s age 70 or 10 years after issue, you may prefer to pay at least the Limited No-Lapse Guarantee Premium in all years, rather than paying the lower Short-Term No-Lapse Guarantee Premium in the first seven years (five years for issue ages 60 and above). If you pay only the Short-Term No-Lapse Guarantee Premium in the first seven years (five years for issue ages 60 and above), you will need to pay more than the Limited No-Lapse Guarantee Premium at the beginning of the 8th year (6th year for issue ages 60 and above) in order to continue the No-Lapse Guarantee.

Similarly, if you desire the Lifetime No-Lapse Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only Limited No-Lapse Guarantee Premiums until the later of the insured’s age 70 or 10 years after issue, a substantial amount may be required to meet the subsequent Lifetime No-Lapse Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33.

Not all Contracts will have the No-Lapse Guarantee available in all years. Type C Contracts will have a No-Lapse Guarantee for only seven Contract years (five for issue ages 60 and above). Your Contract Data pages will show No-Lapse Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 25 and Tax Treatment of Contract Benefits, page 33.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life of New Jersey, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

(1)      you must ask for the change in a form that meets Pruco Life of New Jersey 's needs;
(2)      the amount of the increase must be at least equal to the minimum  increase in basic  insurance  amount shown under  Contract  Limitations  in your Contract Data pages;
(3)      you must prove to us that the insured is insurable for any increase;
(4)      the Contract must not be in default;
(5)      we must not be paying premiums into the Contract as a result of the insured's total disability; and
(6)      if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 39.

Each coverage segment will have its own surrender charge period beginning on that segment’s effective date and its own surrender charge threshold. The surrender charge threshold is the segment’s lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, below, and Surrender Charges, page 17.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Mortality Tables, the age at the effective date of the increase and the number of years since then, total basic insurance amount, sex (except where unisex rates apply), underwriting class, smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole Contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the insured’s attained age for the initial coverage segment.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a “free-look” right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. Generally, the “free-look” right would have to be exercised no later than 10 days after receipt of the Contract as increased.

Payment of a significant premium in conjunction with an increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

Decreases in Basic Insurance Amount

You have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract Data pages, and the Contract Fund must be at least equal to any applicable surrender charge. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment’s lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the basic insurance amount at issue, and deduct the result from the Contract Fund. See Surrender Charges, page 17.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. See Tax Treatment of Contract Benefits, page 33. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

CONTRACT VALUES

How a Contract’s Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract’s cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Loans, page 31. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment option[s]; (2) interest credited on any amounts allocated to the fixed rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments, charges deducted from premium payments, and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T3 in this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts (see PREMIUMS, page 22), and assuming hypothetical uniform investment results in the Fund portfolios. All three of the tables assume maximum charges will be used throughout the lifetime of the insured. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 36.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value (or for a fixed reduced paid-up insurance benefit for Contracts issued in New York state) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a signed written request in a form that meets Pruco Life of New Jersey’s needs, to a Service Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Service Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Fixed reduced paid-up insurance (available on Contracts issued in New York state only) provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured’s issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

Loans

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the variable investment options and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500. There is no minimum loan amount for Contracts issued in New York.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 4%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 3.10%.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed rate option, as applicable. Unless you ask us to take the loan amount from specific variable investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 3%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract in-force. If the Contract lapses or is surrendered, the amount of unpaid Contract debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income which we are required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT, page 32 and Tax Treatment of Contract Benefits — Pre-Death Distributions, page 34.

Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 33.

Any Contract debt will directly reduce a Contract’s cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract’s cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after withdrawal may not be less than or equal to zero after deducting any charges associated with the withdrawal and an amount that we estimate will be sufficient to cover the Contract Fund deductions for two monthly dates following the date of withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If a decrease in basic insurance amount reduces a coverage segment below its surrender charge threshold, a surrender charge may be deducted. See CHARGES AND EXPENSES, page 15. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 21. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative. See Tax Treatment of Contract Benefits, page 33.

Currently, when you request a transaction which causes a decrease in basic insurance amount resulting in a Contract that is classified as a Modified Endowment Contract, we will provide an authorization form. The authorization form will confirm that you are aware that the Contract will become a Modified Endowment Contract if the transaction is completed. When we receive that properly completed form in a Service Office, we will complete the transaction and send a confirmation notice.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash surrender value withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the No-Lapse Guarantee, since withdrawals decrease your Accumulated Net Payments. See No-Lapse Guarantee, page 27.

Generally, Pruco Life of New Jersey will pay any withdrawn portion of cash surrender value or withdrawal amount within seven days after all the documents required for such a payment are received at a Service Office. With respect to the amount of any withdrawn portion of the cash surrender value allocated to the fixed rate option, Pruco Life of New Jersey expects to pay the withdrawn portion of cash surrender value promptly upon request. However, Pruco Life of New Jersey has the right to delay payment of such withdrawn amounts for up to six months (or a shorter period if required by applicable law). Pruco Life of New Jersey will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under a No-Lapse Guarantee, assuming there are no outstanding loans. See No-Lapse Guarantee, page 27. Separately, if the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Service Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

A Contract that ended in default may be reinstated within five years after the date of default, if the following conditions are met:

(1)  renewed evidence of insurability is provided on the insured;
(2)  submission of certain  payments  sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and  deductions for the next three months; and
(3)  any Contract debt with  interest to date is restored or paid back.  If the Contract  debt is restored and the debt with interest  would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

TAXES

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract’s death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract Data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation Test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

o        you will not be taxed on the growth of the funds in the  Contract,  unless  you  receive a  distribution  from the  Contract,  or if the  Contract  lapses or is surrendered, and

o        the Contract's death benefit will generally be income tax free to your beneficiary.  However, your death benefit may be subject to estate taxes.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes — which will be applied uniformly to all Contract owners after advance written notice — that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured’s death depends on whether the Contract is classified as a Modified Endowment Contract.

Contracts Not Classified as Modified Endowment Contracts.
o        If you surrender the Contract or allow it to lapse,  you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed  portion of any prior  withdrawals.  For this purpose,  you will be treated as receiving any portion of the cash  surrender  value used to repay  Contract debt. In other words,  you will  immediately  have taxable  income to the extent of gain in the  Contract.  Reinstatement  of the Contract  after lapse will not eliminate the taxable income which we are required to report to the Internal  Revenue  Service.  The tax  consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

o        Generally,  you will be taxed on a withdrawal to the extent the amount you receive  exceeds the premiums you paid for the Contract  less the untaxed  portion of any prior  withdrawals.  However,  under some limited  circumstances,  in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed  portions of any prior  withdrawals,  even if total  withdrawals do not exceed total premiums paid.

o        Extra premiums for optional  benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining  whether a withdrawal is taxable.

o        Loans you take against the Contract are  ordinarily  treated as debt and are not  considered  distributions  subject to tax.  However,  you should know that the
         Internal  Revenue Service may take the position that the preferred loan should be treated as a distribution  for tax purposes because of the relatively low differential between the loan interest rate and Contract's  crediting rate. Were the Internal Revenue Service to take this position,  Pruco Life of
         New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.
Modified Endowment Contracts.
o        The rules change if the Contract is classified as a Modified Endowment  Contract.  The Contract could be classified as a Modified Endowment Contract if premiums in amounts  that are too large are paid or a decrease in the face amount of  insurance  is made (or a rider  removed).  The  addition of a rider or an increase in the face amount of insurance  may also cause the Contract to be classified as a Modified  Endowment  Contract if a significant  premium is paid in  conjunction  with an  increase  or the  addition  of a rider.  You  should  first  consult a tax  adviser  and your  Pruco Life of New Jersey representative if you are contemplating any of these steps.

o        If the Contract is classified as a Modified  Endowment  Contract,  then amounts you receive under the Contract before the insured's  death,  including loans and withdrawals,  are  included in income to the extent that the  Contract  Fund before  surrender  charges  exceeds the  premiums  paid for the  Contract increased by the amount of any loans  previously  included in income and reduced by any untaxed amounts  previously  received other than the amount of any loans  excludible  from income.  An assignment of a Modified  Endowment  Contract is taxable in the same way.  These rules also apply to pre-death distributions,  including  loans and  assignments,  made during the  two-year  period  before the time that the Contract  became a Modified  Endowment
         Contract.

o        Any taxable income on pre-death  distributions  (including full  surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age
         59 1/2, on account of your becoming  disabled or as a life annuity.  It is presently  unclear how the penalty tax provisions  apply to Contracts owned by businesses.

o        All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular variable investment options without causing you, instead of Pruco Life of New Jersey, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life of New Jersey reserves the right to make such changes as it deems necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract owners and will be made with such notice to affected Contract owners as is feasible under the circumstances.

Withholding.     You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec, organized in 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (Prusec is a successor company to Pruco Securities Corporation, established in 1971.) Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life of New Jersey.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.

Commissions are paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Prusec passes through 100% of commissions to its registered representatives. For more information, see DISTRIBUTION AND COMPENSATION in the Statement of Additional Information to this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of our Contracts on a preferred or recommended company or product list and / or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms or branches of such firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the separate account. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to us and that are typical of the businesses in which we operate. Class action and individual lawsuits involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. We are also subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Pruco Life of New Jersey’s litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life of New Jersey in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life of New Jersey’s financial position.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following tables (pages T1 through T3) show how a Contract’s death benefit and cash surrender values change with the investment experience of the Account. They are “hypothetical” because they are based, in part, upon several assumptions, which are described below. All three tables assume the following:

o    a Contract bought by a 32 year old male, Preferred non-smoker, with no extra risks or substandard ratings.

o    a given premium amount is paid on each Contract anniversary and no loans are taken.

o    maximum contractual charges, before any fee waivers, reimbursement of expenses, or expense reductions, if any,  have been made since issue.

o    the Contract Fund has been invested in equal amounts in each of the  27 portfolios  of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first table (page T1) assumes: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

The second table (page T2) assumes: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing.

The third table (page T3) assumes: (1) a Type B (variable) Contract has been purchased, (2) a $100,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6%, and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following tables shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 27 portfolios of 1.10%, and the daily deduction from the Contract Fund of 0.45% per year. Assuming maximum charges, gross returns of 0%, 6%, and 12% are the equivalent of net returns of -1.55%, 4.45% and 10.45%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 1.10% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life of New Jersey representative. Reviews are an excellent way to monitor the performance of the Contract against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 32 year old man using maximum charges, may be useful for a 32 year old man, but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration using current charges for your own age, sex, and rating class.

                                                ILLUSTRATIONS
                                                     -------------

                                   PRULIFE CUSTOM PREMIER II VARIABLE UNIVERSAL LIFE
                                             CASH VALUE ACCUMULATION TEST
                                             TYPE A (FIXED) DEATH BENEFIT
                                        MALE PREFERRED NON-SMOKER ISSUE AGE 32
                                            $100,000 BASIC INSURANCE AMOUNT
                                 ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS IN ALL YEARS
                                                 USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross(and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross        0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.55% Net)      (4.45% Net)     (10.45% Net)    (-1.55% Net)      (4.45% Net)    (10.45% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------  --------------
      1           $  1,248         $100,000         $100,000        $  100,000       $     0          $     0      $        0
      2           $  2,546         $100,000         $100,000        $  100,000       $   299          $   413      $      533
      3           $  3,896         $100,000         $100,000        $  100,000       $   971          $ 1,199      $    1,447
      4           $  5,300         $100,000         $100,000        $  100,000       $ 1,628          $ 2,010      $    2,442
      5           $  6,760         $100,000         $100,000        $  100,000       $ 2,268          $ 2,846      $    3,526
      6           $  8,278         $100,000         $100,000        $  100,000       $ 2,889          $ 3,706      $    4,705
      7           $  9,857         $100,000         $100,000        $  100,000       $ 3,490          $ 4,589      $    5,988
      8           $ 11,499         $100,000         $100,000        $  100,000       $ 4,071          $ 5,497      $    7,387
      9           $ 13,207         $100,000         $100,000        $  100,000       $ 4,629          $ 6,427      $    8,911
     10           $ 14,984         $100,000         $100,000        $  100,000       $ 5,164          $ 7,381      $   10,573
     15           $ 24,989         $100,000         $100,000        $  100,000       $ 7,149          $12,187      $   21,201
     20           $ 37,163         $100,000         $100,000        $  100,000       $ 8,254          $17,430      $   38,121
     25           $ 51,974         $100,000         $100,000        $  139,697       $ 8,077          $22,886      $   64,975
     30           $ 69,994         $100,000         $100,000        $  198,088       $ 5,802          $27,989      $  105,929
     35           $ 91,918         $100,000         $100,000        $  275,624       $     0          $31,541      $  167,045
     40           $118,592         $      0(2)      $100,000        $  377,111       $     0(2)       $31,255      $  256,538
     45           $151,045         $      0         $100,000        $  514,632       $     0          $20,941      $  384,054
     50           $190,529         $      0         $      0(2)     $  698,016       $     0          $     0(2)   $  562,916
     55           $238,567         $      0         $      0        $  949,257       $     0          $     0      $  811,330
     60           $297,012         $      0         $      0        $1,298,243       $     0          $     0      $1,159,146
     65           $368,121         $      0         $      0        $1,777,913       $     0          $     0      $1,677,277
     68           $417,981         $      0         $      0        $2,165,834       $     0          $     0      $2,123,366

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 39, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 49, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                          T1

                                   PRULIFE CUSTOM PREMIER II VARIABLE UNIVERSAL LIFE
                                                GUIDELINE PREMIUM TEST
                                             TYPE A (FIXED) DEATH BENEFIT
                                        MALE PREFERRED NON-SMOKER ISSUE AGE 32
                                            $100,000 BASIC INSURANCE AMOUNT
                                 ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS IN ALL YEARS
                                                 USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross(and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross        0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.55% Net)      (4.45% Net)     (10.45% Net)    (-1.55% Net)      (4.45% Net)     (10.45% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $  1,248         $100,000         $100,000        $  100,000       $     0          $     0        $        0
      2           $  2,546         $100,000         $100,000        $  100,000       $   299          $   413        $      533
      3           $  3,896         $100,000         $100,000        $  100,000       $   971          $ 1,199        $    1,447
      4           $  5,300         $100,000         $100,000        $  100,000       $ 1,628          $ 2,010        $    2,442
      5           $  6,760         $100,000         $100,000        $  100,000       $ 2,268          $ 2,846        $    3,526
      6           $  8,278         $100,000         $100,000        $  100,000       $ 2,889          $ 3,706        $    4,705
      7           $  9,857         $100,000         $100,000        $  100,000       $ 3,490          $ 4,589        $    5,988
      8           $ 11,499         $100,000         $100,000        $  100,000       $ 4,071          $ 5,497        $    7,387
      9           $ 13,207         $100,000         $100,000        $  100,000       $ 4,629          $ 6,427        $    8,911
     10           $ 14,984         $100,000         $100,000        $  100,000       $ 5,164          $ 7,381        $   10,573
     15           $ 24,989         $100,000         $100,000        $  100,000       $ 7,149          $12,187        $   21,201
     20           $ 37,163         $100,000         $100,000        $  100,000       $ 8,254          $17,430        $   38,121
     25           $ 51,974         $100,000         $100,000        $  100,000       $ 8,077          $22,886        $   65,745
     30           $ 69,994         $100,000         $100,000        $  142,354       $ 5,802          $27,989        $  111,214
     35           $ 91,918         $100,000         $100,000        $  219,206       $     0          $31,541        $  184,207
     40           $118,592         $      0(2)      $100,000        $  339,557       $     0(2)       $31,255        $  300,493
     45           $151,045         $      0         $100,000        $  514,426       $     0          $20,941        $  489,930
     50           $190,529         $      0         $      0(2)     $  833,270       $     0          $     0(2)     $  793,590
     55           $238,567         $      0         $      0        $1,329,608       $     0          $     0        $1,266,293
     60           $297,012         $      0         $      0        $2,068,747       $     0          $     0        $1,989,180
     65           $368,121         $      0         $      0        $3,228,230       $     0          $     0        $3,228,230
     68           $417,981         $      0         $      0        $4,352,651       $     0          $     0        $4,352,651

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 39, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 49, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                          T2

                                   PRULIFE CUSTOM PREMIER II VARIABLE UNIVERSAL LIFE
                                             CASH VALUE ACCUMULATION TEST
                                            TYPE B (VARIABLE) DEATH BENEFIT
                                        MALE PREFERRED NON-SMOKER ISSUE AGE 32
                                            $100,000 BASIC INSURANCE AMOUNT
                                 ASSUME PAYMENT OF $1,200 ANNUAL PREMIUMS IN ALL YEARS
                                                 USING MAXIMUM CHARGES

                                              Death Benefit (1)                                   Cash Surrender Value (1)
                                ------------------------------------------------------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross(and Net)
                   Premiums               Annual Investment Return of                        Annual Investment Return of
   End of        Accumulated    ------------------------------------------------------------------------------------------------
   Policy       at 4% Interest     0% Gross         6% Gross        12% Gross        0% Gross         6% Gross        12% Gross
    Year           Per Year      (-1.55% Net)      (4.45% Net)     (10.45% Net)    (-1.55% Net)      (4.45% Net)     (10.45% Net)
   ------       --------------  --------------    -------------   --------------  --------------    -------------   --------------
      1           $  1,248         $100,372         $100,413        $  100,454       $    0           $     0       $        0
      2           $  2,546         $100,982         $101,096        $  101,216       $  296           $   410       $      530
      3           $  3,896         $101,575         $101,802        $  102,049       $  966           $ 1,193       $    1,440
      4           $  5,300         $102,152         $102,532        $  102,962       $1,618           $ 1,998       $    2,428
      5           $  6,760         $102,711         $103,285        $  103,960       $2,253           $ 2,828       $    3,503
      6           $  8,278         $103,249         $104,059        $  105,050       $2,867           $ 3,678       $    4,669
      7           $  9,857         $103,766         $104,854        $  106,240       $3,461           $ 4,549       $    5,935
      8           $ 11,499         $104,261         $105,671        $  107,540       $4,032           $ 5,442       $    7,311
      9           $ 13,207         $104,731         $106,506        $  108,958       $4,579           $ 6,354       $    8,805
     10           $ 14,984         $105,177         $107,361        $  110,505       $5,100           $ 7,284       $   10,429
     15           $ 24,989         $106,985         $111,883        $  120,636       $6,985           $11,883       $   20,636
     20           $ 37,163         $107,911         $116,646        $  136,303       $7,911           $16,646       $   36,303
     25           $ 51,974         $107,440         $121,046        $  160,312       $7,440           $21,046       $   60,312
     30           $ 69,994         $104,767         $123,941        $  196,823       $4,767           $23,941       $   96,823
     35           $ 91,918         $100,000         $123,083        $  251,743       $    0           $23,083       $  151,743
     40           $118,592         $      0(2)      $114,748        $  342,923       $    0(2)        $14,748       $  233,281
     45           $151,045         $      0         $      0(2)     $  468,591       $    0           $     0(2)    $  349,694
     50           $190,529         $      0         $      0        $  636,122       $    0           $     0       $  513,002
     55           $238,567         $      0         $      0        $  865,597       $    0           $     0       $  739,827
     60           $297,012         $      0         $      0        $1,184,314       $    0           $     0       $1,057,423
     65           $368,121         $      0         $      0        $1,623,335       $    0           $     0       $1,523,335
     68           $417,981         $      0         $      0        $1,904,814       $    0           $     0       $1,804,814

  (1) Assumes no Contract loan has been made.

  (2) Based on a gross return of 0%, the Contract would go into default in policy year 39, unless an additional premium payment was made.
      Based on a gross return of 6%, the Contract would go into default in policy year 44, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation.  The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                          T3

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household (“householding”), in lieu of sending a copy to each contract owner that resides in the household. You should be aware that you can revoke or “opt out” of householding at any time by calling 1-877-778-5008.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulated Net Payments - The actual premium  payments you make,  accumulated at an effective  annual rate of 4%, less any withdrawals you make, also  accumulated at an effective annual rate of 4%.

attained age - The insured's age on the Contract date plus the number of years since then.  For any coverage  segment  effective  after the Contract  date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount - The amount of life insurance as shown in the Contract, not including riders.  Also referred to as "face amount."

cash surrender  value - An amount  payable to the Contract  owner upon surrender of the Contract.  It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge.

Contract - The variable universal life insurance policy described in this prospectus.

Contract anniversary - The same date as the Contract date in each later year.

Contract date - The date the Contract is effective, as specified in the Contract.

Contract debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Contract  Fund - The total  amount  credited to a specific  Contract.  On any date it is equal to the sum of the amounts in all the variable  investment  options and the fixed rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner - You.  Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year - A year that starts on the Contract date or on a Contract  anniversary.  For any coverage  segment  representing  an increase,  "Contract  year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract).  See Increases in Basic Insurance Amount, page 29.

coverage  segment - The basic insurance  amount at issue is the first coverage  segment.  For each increase in basic insurance  amount, a new coverage segment is created for the amount of the increase.  See Increases in Basic Insurance Amount, page 29.

death benefit - If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed rate option - An  investment  option under which  interest is accrued  daily at a rate that Pruco Life of New Jersey  declares  periodically,  but not less than an effective annual rate of 3%.

Funds - One or more of the available Series Fund portfolios may be chosen as an underlying investment for the Contract.

Good Order - An instruction received at our Service Office utilizing such forms,  signatures,  and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.

Limited No-Lapse  Guarantee  Premiums - Premiums that, if paid at the beginning of each Contract year, will keep a Type A or Type B Contract in-force until the insured's age 70, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals.

Lifetime  No-Lapse  Guarantee  Premiums - Premiums that, if paid at the beginning of each Contract year, will keep a Type A or Type B Contract  in-force for the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals.

Monthly date - The Contract date and the same date in each subsequent month.

No-Lapse  Guarantee - Sufficient  premium payments,  on an accumulated  basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans or withdrawals.  See No-Lapse Guarantee, page 27.

Pruco Life Insurance Company of New Jersey - Us, we, our, Pruco Life of New Jersey.  The company offering the Contract.

Sales Load Target Premium - A premium that is used to determine sales load based on issue age and rating class of the insured,  and any extra risk charges or riders,  if applicable.

separate  account - Amounts under the Contract that are allocated to the variable  investment  options are held by us in a separate  account called the Pruco Life of New
Jersey Variable Appreciable Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

Short-Term  No-Lapse  Guarantee Premiums - Premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the first seven Contract years (five Contract years for issue ages 60 and above), regardless of investment performance and assuming no loans or withdrawals.

valuation period - The period of time from one  determination of the value of the amount invested in a variable  investment option to the next. Such  determinations  are made when the net asset values of the  portfolios of the Series Fund are  calculated,  which would be as of the close of regular  trading on the New York Stock  Exchange
(generally 4:00 p.m. Eastern time).

variable investment options - The portfolios of the Series Fund available under this Contract, whose shares are held in the separate account.

you - The owner of the Contract.

To Learn More About PruLife® Custom Premier II

To learn more about the PruLife® Custom Premier II variable universal life policy, you can request a copy of the Statement of Additional Information (“SAI”) dated May 7, 2004, or view it online at www.prudential.com. See the Table of Contents of the SAI below.

                                                                        TABLE OF CONTENTS OF THE
                                                                   STATEMENT OF ADDITIONAL INFORMATION

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-112809. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 942-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the PruLife® Custom Premier II SAI, material incorporated by reference, and other information about Pruco Life of New Jersey. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549-0102.

You can call us at 1-800-944-8786 to ask us questions, request information about the Contract, and obtain copies of the Statement of Additional Information, personalized illustrations, or other documents. You can also view the Statement of Additional Information at www.prudential.com, or write to us at:

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey  07102-2992

Investment Company Act of 1940: Registration No. 811-3974

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

Pruco Life of New Jersey Variable Appreciable Account
Pruco Life Insurance Company of New Jersey

PruLife® Custom Premier II

VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information in not a prospectus. Please review the Prospectus, which contains information concerning the Contracts described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-944-8786. You can also view the Statement of Additional Information located with the Prospectus at www.prudential.com, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

                                              Pruco Life Insurance Company of New Jersey
                                                         213 Washington Street
                                                       Newark, New Jersey 07102

The Date of this Statement of Additional Information and of the related Prospectus is May 7, 2004.

                                                           TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company of New Jersey

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the states of New Jersey and New York. Pruco Life of New Jersey’s principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.

Control of Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services. The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Pruco Life of New Jersey’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the contract or policy.

State Regulation

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our Home Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life of New Jersey and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life of New Jersey various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential. Pruco Life of New Jersey reimburses Prudential for its costs in providing such services. Under this Agreement, Pruco Life of New Jersey has reimbursed Prudential $66,686,211 in 2003, $63,004,185 in 2002, and $41,687,725 in 2001.

Pruco Life of New Jersey and Prudential have entered into an agreement under which Prudential furnishes Pruco Life of New Jersey the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account, Prudential’s retained asset settlement option. Pruco Life of New Jersey transfers to Prudential an amount equal to the amount of the death claim, and Prudential establishes a retained asset settlement option for the beneficiary within its General Account and makes all payments necessary to satisfy such obligations. As soon as the Pruco Life of New Jersey death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks. Pruco Life of New Jersey pays no fees or other compensation to Prudential under this agreement.

Pruco Life of New Jersey and Prudential entered into a Reinsurance Agreement under which Pruco Life of New Jersey may offer and Prudential may accept reinsurance of life insurance benefits in excess of stated limits of retention.

Our individual life reinsurance treaties covering PruLife® Custom Premier II provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis. Reinsurance is on a first-dollar quota share basis with 80% of the risk reinsured.

Pruco Life of New Jersey and Prudential entered into an administrative agreement with First Tennessee Bank National Association (“First Express”), in which First Express provides remittance processing expertise and research and development capabilities providing Pruco Life of New Jersey and Prudential with the benefits of remittance processing, improved quality, increased productivity, decreased costs, and improved service levels. Fees for such services vary monthly, depending on the number of remittances and processing methods used for varying types of remittance. Under this Agreement, First Express received $3,729,173 in 2003, $4,400,848 in 2002, and $4,500,284 in 2001 from Pruco Life of New Jersey and Prudential for services rendered. First Tennessee Bank National Association’s principal business address is 165 Madison Avenue, Memphis, Tennessee 38103. A chart showing fees that Pruco Life of New Jersey and Prudential pay for remittance processing is shown below.

-------------------------------------------------------------------------------------------------------------
                                         Remittance Processing Fees
-------------------------------------------------------------------------------------------------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Total # of remittances per month                         Less than        4,500,001 to       Greater than
                                                         4,500,000          5,600,000          5,600,000
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Power Encode and single item payments                      $.0906            $.0869             $.0817
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Multiple item payments                                     $.1614            $.1408             $.1323
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Unprocessable payments                                     $.0900            $.0900             $.0900
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Express mail payments                                       $.40              $.40               $.40
----------------------------------------------------- ----------------- ------------------ ------------------
----------------------------------------------------- ----------------- ------------------ ------------------

Cash payments                                              $1.25              $1.25              $1.25
----------------------------------------------------- ----------------- ------------------ ------------------

INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium.

Upon receipt of a request for life insurance from a prospective owner, Pruco Life of New Jersey will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is received on or before the Contract is issued, the premium will be applied as of the Contract date. If an unusual delay is encountered in the underwriting procedure (for example, if a request for further information is not met promptly), the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If the initial premium paid is less than the minimum initial premium, the Contract Date will be determined as described above. Upon receipt of the balance of the minimum initial premium, the total premiums received will be applied as of the date that the minimum initial premium was satisfied.

If the minimum initial premium is received after the Contract Date, it will be applied as of the date of receipt.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

ADDITIONAL INFORMATION ABOUT

OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Contract’s Death Benefit Will Vary

There are three types of death benefit available under the Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code’s definition of life insurance.

Under the Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount, before the reduction of any Contract debt. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

Assuming no Contract debt, the death benefit of a Type A (fixed) Contract will always be the greater of:

(1)      the basic insurance amount; and

(2)      the Contract  Fund before the  deduction of any monthly  charges due on that date,  multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                                    Type A (Fixed) Death Benefit
------------------------------------------- -----------------------------------------------------------------------------------
                    IF                                                             THEN
------------------------------------------- -----------------------------------------------------------------------------------
                        and the Contract      the attained age    the Contract Fund multiplied by the   and the Death Benefit
 the insured is age          Fund is            factor is**              attained age factor is                   is
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         40                 $ 25,000                3.57                         89,250                        $250,000
         40                 $ 75,000                3.57                        267,750                        $267,750*
         40                 $100,000                3.57                        357,000                        $357,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         60                 $ 75,000                1.92                        144,000                        $250,000
         60                 $125,000                1.92                        240,000                        $250,000
         60                 $150,000                1.92                        288,000                        $288,000*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------

         80                 $150,000                1.26                        189,000                        $250,000
         80                 $200,000                1.26                        252,000                        $252,000*
         80                 $225,000                1.26                        283,500                        $283,500*
---------------------- -------------------- --------------------- ------------------------------------- -----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

How a Type B (Variable) Contract’s Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, before the reduction of any Contract debt, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance.

Assuming no Contract debt, the death benefit of a Type B (variable) Contract will always be the greater of:

(1)      the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

(2)      the Contract  Fund before the  deduction of any monthly  charges due on that date,  multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                                  Type B (Variable) Death Benefit
-------------------------------------------- ---------------------------------------------------------------------------------
                    IF                                                             THEN
-------------------------------------------- ---------------------------------------------------------------------------------
                         and the Contract      the attained age      the Contract Fund multiplied by        and the Death
 the insured is age          Fund is             factor is**           the attained age factor is            Benefit is
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         40                  $25,000                 3.57                         89,250                      $275,000
         40                  $75,000                 3.57                        267,750                      $325,000
         40                  $100,000                3.57                        357,000                      $357,000*
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         60                  $ 75,000                1.92                        144,000                      $325,000
         60                  $125,000                1.92                        240,000                      $375,000
         60                  $150,000                1.92                        288,000                      $400,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         80                  $150,000                1.26                        189,000                      $400,000
         80                  $200,000                1.26                        252,000                      $450,000
         80                  $225,000                1.26                        283,500                      $475,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

How a Type C (Return of Premium) Contract’s Death Benefit Will Vary

Under the Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals, both accumulated with interest at the rate(s) chosen by the Contract owner and shown in the Contract Data pages. The interest rate will range from 0% to 8%; in ½% increments. The death benefit on a Type C Contract is limited to the basic insurance amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount (the sum of the initial Basic Insurance Amount plus any initial Target Term Rider coverage amount) multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid.

Assuming no Contract debt, the death benefit of a Type C (return of premium) Contract will always be the lesser of:

(1)      the basic insurance amount plus the total premiums paid into the Contract less any withdrawals, both accumulated with interest at the rate(s) displayed in the Contract Data pages; and

(2)      the basic insurance amount plus the Contract Fund before deduction of any monthly charges due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract Data pages.

However, if the product of the Contract Fund, before any monthly charges, multiplied by the attained age factor is greater than either (1) or (2), described above, then it will become the death benefit.

A listing of attained age factors can be found on your Contract Data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35, and there is no Contract debt.

                                              Type C (Return of Premium) Death Benefit
  ------------------------------------------------------------------------------------------------------------------------------------
                                 IF                                                               THEN
  ------------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------------
                                        and the premiums paid less                         the Contract Fund
         the         and the Contract       any withdrawals is       the attained age      multiplied by the        and the Death
       insured           Fund is                                       factor is**       attained age factor is       Benefit is
       is age
  ------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ --------------------

        40               $25,000                 $15,000                  3.57                   89,250               $265,000
        40               $75,000                 $60,000                  3.57                  267,750               $310,000
        40               $100,000                $80,000                  3.57                  357,000               $357,000*
------------------- ------------------- -------------------------- -------------------- ------------------------ --------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ --------------------

        60               $75,000                $ 60,000                  1.92                  144,000               $310,000
        60               $125,000               $100,000                  1.92                  240,000               $350,000
        60               $150,000               $125,000                  1.92                  288,000               $375,000
------------------- ------------------- -------------------------- -------------------- ------------------------ --------------------

        80               $150,000               $125,000                  1.26                  189,000               $375,000
        80               $200,000               $150,000                  1.26                  252,000               $400,000
        80               $225,000               $175,000                  1.26                  283,500               $425,000
------------------- ------------------- -------------------------- -------------------- ------------------------ --------------------
-------------------------------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

Reports to Contract Owners

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, you may apply for coverage in one of two ways, via paper application or through our Client Acquisition Process (“CAP”). When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Prusec”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

When using CAP, a registered representative typically collects enough applicant information to start the underwriting process. The representative will forward the information to our underwriting unit, which will call the applicant directly to obtain medical information, and to confirm other data.

Regardless of which of the two underwriting processes is followed, once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding ours willingness to accept the risk, and the price at which we will accept the risk. We will issue the insurance policy when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Each time you increase your Basic Insurance Amount, we will send you new Contract Data pages showing the amount and effective date of the change and the recomputed charges, values, and limitations. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each coverage segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated or increase the amount of your insurance by increasing the basic insurance amount of the Contract.

DISTRIBUTION AND COMPENSATION

Service Fees

Pruco Life of New Jersey and its affiliates may receive compensation from certain investment advisers, administrators, and/or distributors (and/or affiliates thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. There were no amounts paid as commissions to Prusec during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life of New Jersey. We may also receive a portion of the 12b-1 fees, if any, and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.

Compensation

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec, organized in 2003 (Prusec is a successor company to Pruco Securities Corporation, established in 1971) under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance contracts issued by Pruco Life.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so.

Commissions are paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Prusec passes through 100% of commissions to its registered representatives. Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders.

Generally, broker-dealers will receive a commission of no more than 50% of premiums received in the first 12 months following the Contract Date on total premium received since issue up to the Commissionable Target Premium and 4% of premiums received in the first 12 months following the Contract Date to the extent that the total premium received since issue exceeds the Commissionable Target Premium. Also, broker-dealers generally will receive a commission of no more than 4% on premiums received in years three through 10 up to the Commissionable Target Premium in each policy year; and 3% on premiums received in years three through 10 that exceed the Commissionable Target Premium in each policy year.

If the basic insurance amount is increased, broker-dealers will generally receive a commission of no more than 50% on premiums received up to the Commissionable Target Premium for the increase received in the first 12 months following the effective date of the increase and 2% of premiums received up to the Commissionable Target Premium for the increase in years two through 10 of the increase. Moreover, broker-dealers generally will receive a commission of no more than 4% on premiums received in any of the first 10 years following the effective date of the increase to the extent that premiums in that year exceed the Commissionable Target Premium.

Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Contract value. We may also provide compensation for providing ongoing service to Contract owners in relation to the Contract.

In addition, in an effort to promote the sale of our products (which may include the placement of our Contracts on a preferred or recommended company or product list and / or access to a broker-dealer’s registered representatives), we or Prusec may enter into compensation arrangements with certain broker-dealer firms or branches of such firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

EXPERTS

The financial statements of Pruco Life of New Jersey as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the financial statements of the Pruco Life of New Jersey Variable Appreciable Account as of December 31, 2003 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this Statement of Additional Information have been examined by Pamela A. Schiz, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of The Prudential Series Fund, Inc. as if PruLife® Custom Premier II had been investing in that subaccount during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with PruLife® Custom Premier II are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2003

			SUBACCOUNTS

	Prudential	Prudential		Prudential	Prudential
	Money	Diversified	Prudential	Flexible	Conservative
	Market	Bond	Equity	Managed	Balanced
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

ASSETS
Investment in the portfolios, at value	$44,829,969	$156,788,562	$137,405,978	$213,436,899	$103,047,044

Net Assets	$44,829,969	$156,788,562	$137,405,978	$213,436,899	$103,047,044

NET ASSETS, representing:
Accumulation units	$44,829,969	$156,788,562	$137,405,978	$213,436,899	$103,047,044

	$44,829,969	$156,788,562	$137,405,978	$213,436,899	$103,047,044

Units outstanding	36,522,826	105,172,670	20,519,014	43,863,559	25,171,032

Portfolio shares held	4,482,997	14,036,577	6,686,422	14,051,145	7,185,986
Portfolio net asset value per share	$10.00	$11.17	$20.55	$15.19	$14.34
Investment in portfolio shares, at cost	$44,829,969	$153,550,531	$148,605,107	$221,167,686	$101,358,039

STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

			SUBACCOUNTS

	Prudential	Prudential		Prudential	Prudential
	Money	Diversified	Prudential	Flexible	Conservative
	Market	Bond	Equity	Managed	Balanced
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

INVESTMENT INCOME
Dividend income	$1,289,785	$4,093,383	$1,185,778	$3,761,999	$2,543,772

EXPENSES
Charges to contract owners for assuming mortality
risk and expense risk and for administration	329,448	313,847	700,419	1,159,642	592,748
Reimbursement for excess expenses	(3,196)	(14,275)	(135,944)	(381,848)	(149,567)

NET EXPENSES	326,252	299,572	564,475	777,794	443,181

NET INVESTMENT INCOME (LOSS)	963,533	3,793,811	621,303	2,984,205	2,100,591

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	0	0	0	0	0
Realized gain (loss) on shares redeemed	0	738,565	(1,696,246)	(2,689,249)	(375,027)
Net change in unrealized gain (loss) on investments . .	0	2,936,963	33,780,886	39,662,946	14,323,601

NET GAIN (LOSS) ON INVESTMENTS	0	3,675,528	32,084,640	36,973,697	13,948,574

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$963,533	$7,469,339	$32,705,943	$39,957,902	$16,049,165

The accompanying notes are an integral part of these financial statements.

A1

			SUBACCOUNTS (Continued)

Prudential			Prudential		Prudential		Prudential
High Yield	Prudential	Prudential	Natural	Prudential	Government	Prudential	Small
Bond	Stock Index	Value	Resources	Global	Income	Jennison	Capitalization
Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Stock Portfolio

$306,258,622	$72,822,116	$12,601,368	$6,861,453	$6,136,536	$4,136,351	$17,012,759	$13,381,166

$306,258,622	$72,822,116	$12,601,368	$6,861,453	$6,136,536	$4,136,351	$17,012,759	$13,381,166

$306,258,622	$72,822,116	$12,601,368	$6,861,453	$6,136,536	$4,136,351	$17,012,759	$13,381,166

$306,258,622	$72,822,116	$12,601,368	$6,861,453	$6,136,536	$4,136,351	$17,012,759	$13,381,166

146,818,849	50,484,694	2,469,758	1,093,197	3,888,523	1,457,365	9,379,546	5,002,866

57,893,879	2,486,245	725,885	249,598	405,319	347,009	1,023,632	758,569
$5.29	$29.29	$17.36	$27.49	$15.14	$11.92	$16.62	$17.64
$289,966,859	$72,895,729	$13,275,042	$5,205,301	$7,368,978	$4,208,554	$24,582,519	$11,538,845
			SUBACCOUNTS (Continued)

Prudential			Prudential		Prudential		Prudential
High Yield	Prudential	Prudential	Natural	Prudential	Government	Prudential	Small
Bond	Stock Index	Value	Resources	Global	Income	Jennison	Capitalization
Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Stock Portfolio

$20,420,196	$908,725	$172,536	$214,869	$18,212	$171,443	$38,891	$51,887

1,303,828	235,017	65,035	32,392	29,472	26,554	83,959	44,909
0	0	0	0	0	0	0	0

1,303,828	235,017	65,035	32,392	29,472	26,554	83,959	44,909

19,116,368	673,708	107,501	182,477	(11,260)	144,889	(45,068)	6,978

0	2,018,997	0	331,093	0	154,362	0	38,162
12,966	(4,694,422)	(184,846)	42,052	(191,268)	(10,254)	(847,503)	399,179
32,645,242	18,428,010	2,772,000	1,334,516	1,700,634	(211,285)	4,713,173	2,285,594

32,658,208	15,752,585	2,587,154	1,707,661	1,509,366	(67,177)	3,865,670	2,722,935

$51,774,576	$16,426,293	$2,694,655	$1,890,138	$1,498,106	$77,712	$3,820,602	$2,729,913

The accompanying notes are an integral part of these financial statements.

A2

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2003

			SUBACCOUNTS

	T. Rowe Price	AIM V.I.	Janus	MFS	American
	International	Premier	Aspen	Emerging	Century
	Stock	Equity	Growth	Growth	VP Value
	Portfolio	Fund	Portfolio	Series	Fund

ASSETS
Investment in the portfolios, at value	$89,386	$358,077	$326,908	$127,442	$94,114

Net Assets	$89,386	$358,077	$326,908	$127,442	$94,114

NET ASSETS, representing:
Accumulation units	$89,386	$358,077	$326,908	$127,442	$94,114

	$89,386	$358,077	$326,908	$127,442	$94,114

Units outstanding	127,191	552,133	550,461	231,358	63,294

Portfolio shares held	7,486	17,700	17,000	8,217	12,081
Portfolio net asset value per share	$11.94	$20.23	$19.23	$15.51	$7.79
Investment in portfolio shares, at cost	$101,589	$486,696	$400,527	$140,523	$81,034

STATEMENTS OF OPERATIONS
For the year ended December 31, 2003
			SUBACCOUNTS

	T. Rowe Price	AIM V.I.	Janus	MFS	American
	International	Premier	Aspen	Emerging	Century
	Stock	Equity	Growth	Growth	VP Value
	Portfolio	Fund	Portfolio	Series	Fund

INVESTMENT INCOME
Dividend income	$962	$990	$268	$0	$1,068

EXPENSES
Charges to contract owners for assuming mortality
risk and expense risk and for administration	675	2,115	3,177	530	787
Reimbursement for excess expenses	0	0	0	0	0

NET EXPENSES	675	2,115	3,177	530	787

NET INVESTMENT INCOME (LOSS)	287	(1,125)	(2,909)	(530)	281

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	74	0	0	0	0
Realized gain (loss) on shares redeemed	(2,297)	(18,033)	(54,752)	(37,620)	1
Net change in unrealized gain (loss) on investments	22,217	87,061	154,459	66,278	21,228

NET GAIN (LOSS) ON INVESTMENTS	19,994	69,028	99,707	28,658	21,229

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$20,281	$67,903	$96,798	$28,128	$21,510

The accompanying notes are an integral part of these financial statements.

A3

SUBACCOUNTS (Continued)

Franklin	Prudential	Prudential	Prudential	Prudential	Janus Aspen	Janus Aspen	Prudential
Templeton	SP Alliance	SP Davis	SP Small/Mid	SP INVESCO Small	Aggressive Growth	Balanced	SP PIMCO
Small Cap	Large Cap Growth	Value	Cap Value	Company Growth	Portfolio-	Portfolio-	Total Return
Fund	Portfolio	Portfolio	Portfolio	Portfolio	Service Shares	Service Shares	Portfolio

$208,865	$414,668	$1,590,975	$1,381,374	$286,198	$90,052	$103,029	$2,193,971

$208,865	$414,668	$1,590,975	$1,381,374	$286,198	$90,052	$103,029	$2,193,971

$208,865	$414,668	$1,590,975	$1,381,374	$286,198	$90,052	$103,029	$2,193,971

$208,865	$414,668	$1,590,975	$1,381,374	$286,198	$90,052	$103,029	$2,193,971

304,291	522,093	1,556,902	1,176,321	313,415	202,770	104,009	1,835,190

11,983	66,560	162,344	107,250	43,895	4,278	4,325	190,119
$17.43	$6.23	$9.80	$12.88	$6.52	$21.05	$23.82	$11.54
$202,319	$373,873	$1,315,135	$1,133,952	$241,543	$80,604	$97,266	$2,161,842
SUBACCOUNTS (Continued)

Franklin	Prudential	Prudential	Prudential	Prudential	Janus Aspen	Janus Aspen	Prudential
Templeton	SP Alliance	SP Davis	SP Small/Mid	SP INVESCO Small	Aggressive Growth	Balanced	SP PIMCO
Small Cap	Large Cap Growth	Value	Cap Value	Company Growth	Portfolio-	Portfolio-	Total Return
Fund	Portfolio	Portfolio	Portfolio	Portfolio	Service Shares	Service Shares	Portfolio

$0	$0	$4,207	$232	$0	$0	$1,596	$39,091

909	1,064	4,060	2,770	443	128	150	5,256
0	0	0	0	0	0	0	0

909	1,064	4,060	2,770	443	128	150	5,256

(909)	(1,064)	147	(2,538)	(443)	(128)	1,446	33,835

0	0	0	0	0	0	0	25,713
(7,553)	553	17,687	8,545	2,453	(389)	(38)	4,192
61,025	57,529	301,842	292,781	52,466	20,367	9,071	11,188

53,472	58,082	319,529	301,326	54,919	19,978	9,033	41,093

$52,563	$57,018	$319,676	$298,788	$54,476	$19,850	$10,479	$74,928

The accompanying notes are an integral part of these financial statements.

A4

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2003

			SUBACCOUNTS

	Prudential	Janus Aspen	Prudential	Prudential	Prudential
	SP PIMCO	Series Growth	SP Large	SP AIM	SP MFS Capital
	High Yield	Portfolio–	Cap Value	Core Equity	Opportunities
	Portfolio	Service Shares	Portfolio	Portfolio	Portfolio

ASSETS
Investment in the portfolios, at value	$534,925	$293,910	$573,408	$145,677	$173,376

Net Assets	$534,925	$293,910	$573,408	$145,677	$173,376

NET ASSETS, representing:
Accumulation units	$534,925	$293,910	$573,408	$145,677	$173,376

	$534,925	$293,910	$573,408	$145,677	$173,376

Units outstanding	433,776	344,945	571,837	151,763	237,329

Portfolio shares held	50,800	15,436	57,920	21,423	27,390
Portfolio net asset value per share	$10.53	$19.04	$9.90	$6.80	$6.33
Investment in portfolio shares, at cost	$494,743	$253,322	$481,796	$126,808	$150,766

STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

			SUBACCOUNTS

	Prudential	Janus Aspen	Prudential	Prudential	Prudential
	SP PIMCO	Series Growth	SP Large	SP AIM	SP MFS Capital
	High Yield	Portfolio–	Cap Value	Core Equity	Opportunities
	Portfolio	Service Shares	Portfolio	Portfolio	Portfolio

INVESTMENT INCOME
Dividend income	$23,841	$0	$0	$343	$94

EXPENSES
Charges to contract owners for assuming mortality
risk and expense risk and for administration	1,587	463	1,130	261	249
Reimbursement for excess expenses	0	0	0	0	0

NET EXPENSES	1,587	463	1,130	261	249

NET INVESTMENT INCOME (LOSS)	22,254	(463)	(1,130)	82	(155)

NET REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS
Capital gains distributions received	0	0	0	0	0
Realized gain (loss) on shares redeemed	3,130	(341)	4,886	924	656
Net change in unrealized gain (loss) on investments	39,352	53,770	104,759	23,301	25,117

NET GAIN (LOSS) ON INVESTMENTS	42,482	53,429	109,645	24,225	25,773

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$64,736	$52,966	$108,515	$24,307	$25,618

The accompanying notes are an integral part of these financial statements.

A5

			SUBACCOUNTS (Continued)

Prudential	Prudential	SP Prudential	Prudential	Prudential	Prudential	Prudential	Prudential
SP Strategic	SP Mid	U.S. Emerging	SP AIM	SP Alliance	SP Conservative	SP Balanced	SP Growth
Partners Focused	Cap Growth	Growth	Aggressive Growth	Technology	Asset Allocation	Asset Allocation	Asset Allocation
Growth Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

$135,234	$598,428	$585,379	$298,032	$270,893	$542,879	$1,383,366	$2,271,995

$135,234	$598,428	$585,379	$298,032	$270,893	$542,879	$1,383,366	$2,271,995

$135,234	$598,428	$585,379	$298,032	$270,893	$542,879	$1,383,366	$2,271,995

$135,234	$598,428	$585,379	$298,032	$270,893	$542,879	$1,383,366	$2,271,995

155,802	895,416	681,337	341,373	373,785	497,231	1,301,654	2,232,177

21,364	104,438	88,027	45,922	56,791	51,801	143,206	260,849
$6.33	$5.73	$6.65	$6.49	$4.77	$10.48	$9.66	$8.71
$120,309	$511,969	$488,383	$256,092	$240,234	$505,722	$1,244,354	$2,021,903

			SUBACCOUNTS (Continued)

Prudential	Prudential	SP Prudential	Prudential	Prudential	Prudential	Prudential	Prudential
SP Strategic	SP Mid	U.S. Emerging	SP AIM	SP Alliance	SP Conservative	SP Balanced	SP Growth
Partners Focused	Cap Growth	Growth	Aggressive Growth	Technology	Asset Allocation	Asset Allocation	Asset Allocation
Growth Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

$0	$0	$0	$0	$0	$3,352	$5,779	$3,985

248	1,165	1,084	580	401	1,113	1,988	2,488
0	0	0	0	0	0	0	0

248	1,165	1,084	580	401	1,113	1,988	2,488

(248)	(1,165)	(1,084)	(580)	(401)	2,239	3,791	1,497

0	0	0	0	0	281	0	0
466	2,740	5,068	3,224	10,410	10,908	15,201	9,616
19,781	102,241	115,387	47,081	35,358	34,853	144,094	263,177

20,247	104,981	120,455	50,305	45,768	46,042	159,295	272,793

$19,999	$103,816	$119,371	$49,725	$45,367	$48,281	$163,086	$274,290

The accompanying notes are an integral part of these financial statements.

A6

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2003

		SUBACCOUNTS

	Prudential	Prudential	Prudential	Janus Aspen
	SP Aggressive Growth	SP Jennison	SP Deutsche	International
	Asset Allocation	International Growth	International Equity	Growth Portfolio–
	Portfolio	Portfolio	Portfolio	Service Shares

ASSETS
Investment in the portfolios, at value	$718,676	$372,825	$500,441	$41,942

Net Assets	$718,676	$372,825	$500,441	$41,942

NET ASSETS, representing:
Accumulation units	$718,676	$372,825	$500,441	$41,942

	$718,676	$372,825	$500,441	$41,942

Units outstanding	741,596	386,264	566,572	61,632

Portfolio shares held	91,785	63,298	65,247	1,832
Portfolio net asset value per share	$7.83	$5.89	$7.67	$22.89
Investment in portfolio shares, at cost	$603,518	$301,882	$415,589	$37,363

STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

	SUBACCOUNTS

	Prudential	Prudential	Prudential	Janus Aspen
	SP Aggressive Growth	SP Jennison	SP Deutsche	International
	Asset Allocation	International Growth	International Equity	Growth Portfolio–
	Portfolio	Portfolio	Portfolio	Service Shares

INVESTMENT INCOME
Dividend income	$95	$0	$2,335	$291

EXPENSES
Charges to contract owners for assuming mortality
risk and expense risk and for administration	1,076	833	1,148	64
Reimbursement for excess expenses	0	0	0	0

NET EXPENSES	1,076	833	1,148	64

NET INVESTMENT INCOME (LOSS)	(981)	(833)	1,187	227

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	7,212	1,500	6,013	(2,801)
Net change in unrealized gain (loss) on investments	121,875	86,747	95,925	12,295

NET GAIN (LOSS) ON INVESTMENTS	129,087	88,247	101,938	9,494

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	$128,106	$87,414	$103,125	$9,721

The accompanying notes are an integral part of these financial statements.

A7

This page intentionally left blank.

A8

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	Prudential		Prudential		Prudential
	Money Market		Diversified Bond		Equity
	Portfolio		Portfolio		Portfolio

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$963,533	$137,618	$3,793,811	$3,105,241	$621,303	$483,048
Capital gains distributions received	0	0	0	0	0	0
Realized gain (loss) on shares redeemed	0	0	738,565	(9,455)	(1,696,246)	(2,321,943)
Net change in unrealized gain (loss)
on investments	0	0	2,936,963	(843,675)	33,780,886	(31,063,664)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	963,533	137,618	7,469,339	2,252,111	32,705,943	(32,902,559)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	29,685,590	194,532,696	1,985,919	1,636,654	7,701,552	8,451,671
Policy loans	(174,810)	(170,819)	(612,722)	(724,091)	(2,687,563)	(3,082,894)
Policy loan repayments and interest	602,940	168,623	1,607,323	471,473	3,784,186	4,532,943
Surrenders, Withdrawals and Death Benefits	(476,193)	(1,039,365)	(1,246,490)	(841,882)	(5,392,068)	(7,532,292)
Net transfers between other subaccounts
or fixed rate option	(181,547,304)	(1,827,706)	110,979,351	10,563,044	(1,588,219)	(3,247,318)
Withdrawal and other charges	(2,256,489)	(1,749,467)	(1,477,897)	(1,003,360)	(4,936,829)	(4,820,217)

NET INCREASE (DECREASE) IN NET
ASSETS RESULTING FROM CONTRACT
OWNER TRANSACTIONS	(154,166,266)	189,913,962	111,235,484	10,101,838	(3,118,941)	(5,698,107)

TOTAL INCREASE (DECREASE) IN
NET ASSETS	(153,202,733)	190,051,580	118,704,823	12,353,949	29,587,002	(38,600,666)

NET ASSETS
Beginning of year	198,032,702	7,981,122	38,083,739	25,729,790	107,818,976	146,419,642

End of year	$44,829,969	$198,032,702	$156,788,562	$38,083,739	$137,405,978	$107,818,976

Beginning units	172,737,737	3,851,492	10,678,553	7,429,898	19,923,233	20,140,307

Units issued	54,609,352	175,947,699	99,850,226	4,582,484	4,030,496	3,268,641
Units redeemed	(190,824,263)	(7,061,454)	(5,356,109)	(1,333,829)	(3,434,715)	(3,485,715)

Ending units	36,522,826	172,737,737	105,172,670	10,678,553	20,519,014	19,923,233

The accompanying notes are an integral part of these financial statements.

A9

			SUBACCOUNTS (Continued)

Prudential		Prudential		Prudential		Prudential
Flexible Managed		Conservative Balanced		High Yield Bond		Stock Index
Portfolio		Portfolio		Portfolio		Portfolio

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$2,984,205	$4,865,863	$2,100,591	$(440,195)	$19,116,368	$12,775,670	$673,708	$461,326
0	0	0	250,641	0	0	2,018,997	756,603
(2,689,249)	(1,825,387)	(375,027)	(432,890)	12,966	(213,784)	(4,694,422)	(4,977,977)

39,662,946	(29,753,343)	14,323,601	(8,843,882)	32,645,242	(5,607,860)	18,428,010	(13,226,597)

39,957,902	(26,712,867)	16,049,165	(9,466,326)	51,774,576	6,954,026	16,426,293	(16,986,645)

12,718,081	15,839,075	6,574,150	7,932,774	608,392	495,710	22,275,041	17,899,200
(4,066,768)	(4,618,499)	(1,801,231)	(1,658,724)	(141,606)	(84,030)	(670,158)	(735,554)
5,766,628	5,585,678	2,540,776	2,205,209	96,713	146,975	1,557,778	640,869
(8,533,974)	(11,095,956)	(4,187,271)	(5,094,498)	(185,332)	(171,655)	(852,416)	(1,198,083)

2,584,151	(3,338,704)	(1,535,544)	(1,356,610)	70,520,530	145,493,350	(15,010,127)	(38,762,617)
(8,128,781)	(8,477,049)	(4,272,969)	(4,396,763)	(1,336,879)	(705,391)	(2,315,305)	(1,596,948)

339,337	(6,105,455)	(2,682,089)	(2,368,612)	69,561,818	145,174,959	4,984,813	(23,753,133)

40,297,239	(32,818,322)	13,367,076	(11,834,938)	121,336,394	152,128,985	21,411,106	(40,739,778)

173,139,660	205,957,982	89,679,968	101,514,906	184,922,228	32,793,243	51,411,010	92,150,788

$213,436,899	$173,139,660	$103,047,044	$89,679,968	$306,258,622	$184,922,228	$72,822,116	$51,411,010

43,783,047	45,114,814	25,819,049	26,398,112	81,584,506	14,583,273	46,575,357	38,188,985

5,743,696	5,057,463	2,667,516	2,775,123	66,155,429	69,756,883	50,931,807	22,395,707
(5,663,184)	(6,389,230)	(3,315,533)	(3,354,186)	(921,086)	(2,755,650)	(47,022,470)	(14,009,335)

43,863,559	43,783,047	25,171,032	25,819,049	146,818,849	81,584,506	50,484,694	46,575,357

The accompanying notes are an integral part of these financial statements.

A10

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	Prudential		Prudential		Prudential
	Value		Natural Resources		Global
	Portfolio		Portfolio		Portfolio

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$107,501	$94,773	$182,477	$10,362	$(11,260)	$381,281
Capital gains distributions received	0	0	331,093	113,170	0	0
Realized gain (loss) on shares redeemed	(184,846)	(271,466)	42,052	(405,450)	(191,268)	(16,732,870)
Net change in unrealized gain (loss)
on investments	2,772,000	(2,901,502)	1,334,516	1,059,928	1,700,634	12,925,399

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	2,694,655	(3,078,195)	1,890,138	778,010	1,498,106	(3,426,190)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	558,400	1,542,716	221,595	189,320	748,534	629,622
Policy loans	(143,278)	(204,710)	(143,902)	(96,658)	(80,321)	(97,814)
Policy loan repayments and interest	251,134	236,827	152,867	128,551	96,263	196,892
Surrenders, withdrawals and death benefits .	(446,458)	(477,995)	(201,179)	(135,446)	(204,941)	(316,081)
Net transfers between other subaccounts
or fixed rate option	(73,299)	(1,022,995)	375,564	(4,594,928)	75,051	(49,598,183)
Withdrawal and other charges	(361,218)	(379,053)	(181,303)	(144,866)	(401,377)	(379,805)

NET INCREASE (DECREASE) IN NET
ASSETS RESULTING FROM CONTRACT
OWNER TRANSACTIONS	(214,719)	(305,210)	223,642	(4,654,027)	233,209	(49,565,369)

TOTAL INCREASE (DECREASE) IN
NET ASSETS	2,479,936	(3,383,405)	2,113,780	(3,876,017)	1,731,315	(52,991,559)

NET ASSETS
Beginning of year	10,121,432	13,504,837	4,747,673	8,623,690	4,405,221	57,396,780

End of year	$12,601,368	$10,121,432	$6,861,453	$4,747,673	$6,136,536	$4,405,221

Beginning units	2,623,251	2,639,394	1,045,158	2,244,058	3,616,814	33,173,812

Units issued	276,805	1,008,647	271,750	314,283	1,151,159	1,284,487
Units redeemed	(430,298)	(1,024,790)	(223,711)	(1,513,183)	(879,450)	(30,841,485)

Ending units	2,469,758	2,623,251	1,093,197	1,045,158	3,888,523	3,616,814

The accompanying notes are an integral part of these financial statements.

A11

			SUBACCOUNTS (Continued)

Prudential		Prudential		Prudential		T.Rowe Price
Government Income		Jennison		Small Capitalization Stock		International Stock
Portfolio		Portfolio		Portfolio		Portfolio

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$144,889	$2,135,099	$(45,068)	$(60,626)	$6,978	$154,318	$287	$74
154,362	10,185	0	0	38,162	705,699	74	76
(10,254)	3,456,959	(847,503)	(1,504,757)	399,179	8,875,583	(2,297)	(2,439)

(211,285)	81,966	4,713,173	(4,518,835)	2,285,594	(6,116,689)	22,217	(13,638)

77,712	5,684,209	3,820,602	(6,084,218)	2,729,913	3,618,911	20,281	(15,927)

216,216	118,326	2,333,780	2,244,644	(2,697)	422,805	2,889	5,966
(43,798)	(19,441)	(302,221)	(325,705)	(199,812)	(127,100)	0	0
49,461	23,925	542,247	667,253	132,253	159,161	0	0
(190,427)	(120,933)	(922,962)	(1,065,413)	(141,470)	(288,883)	(1,160)	0

328,485	(3,115,416)	(57,988)	(1,169,858)	5,846,079	(56,196,625)	0	1,206
(146,130)	(225,056)	(1,205,401)	(961,322)	(206,715)	(296,067)	(3,680)	(3,607)

213,807	(3,338,595)	387,455	(610,401)	5,427,638	(56,326,709)	(1,951)	3,565

291,519	2,345,614	4,208,057	(6,694,619)	8,157,551	(52,707,798)	18,330	(12,362)

3,844,832	1,499,218	12,804,702	19,499,321	5,223,615	57,931,413	71,056	83,418

$4,136,351	$3,844,832	$17,012,759	$12,804,702	$13,381,166	$5,223,615	$89,386	$71,056

1,379,673	599,210	8,733,363	8,388,864	2,684,228	25,175,859	130,786	124,345

557,919	58,011,518	3,228,510	2,885,362	2,893,289	941,242	5,105	22,252
(480,227)	(57,231,055)	(2,582,327)	(2,540,863)	(574,651)	(23,432,873)	(8,700)	(15,811)

1,457,365	1,379,673	9,379,546	8,733,363	5,002,866	2,684,228	127,191	130,786

The accompanying notes are an integral part of these financial statements.

A12

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	AIM V.I.		Janus		MFS
	Premier Equity		Aspen Growth		Emerging Growth
	Fund		Portfolio		Series

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$(1,125)	$(1,112)	$(2,909)	$(3,517)	$(530)	$(886)
Capital gains distributions received	0	0	0	0	0	0
Realized gain (loss) on shares redeemed	(18,033)	(10,103)	(54,752)	(10,573)	(37,620)	(19,633)
Net change in unrealized gain (loss)
on investments	87,061	(94,894)	154,459	(111,624)	66,278	(43,188)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	67,903	(106,109)	96,798	(125,714)	28,128	(63,707)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	46,803	49,414	32,697	88,157	33,098	90,665
Policy loans	0	0	0	0	0	0
Policy loan repayments and interest	0	0	0	0	0	0
Surrenders, withdrawals and death benefits .	(3,047)	0	(2,465)	(190)	(453)	(174)
Net transfers between other subaccounts
or fixed rate option	(1,392)	6,834	(122,084)	(1,255)	(50,895)	(28,142)
Withdrawal and other charges	(10,272)	(9,480)	(21,553)	(22,148)	(4,355)	(7,421)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT
OWNER TRANSACTIONS	32,092	46,768	(113,405)	64,564	(22,605)	54,928

TOTAL INCREASE (DECREASE) IN
NET ASSETS	99,995	(59,341)	(16,607)	(61,150)	5,523	(8,779)

NET ASSETS
Beginning of year	258,082	317,423	343,515	404,665	121,919	130,698

End of year	$358,077	$258,082	$326,908	$343,515	$127,442	$121,919

Beginning units	502,694	432,628	755,177	647,910	308,805	217,113

Units issued	93,571	100,187	68,090	157,209	73,517	177,130
Units redeemed	(44,132)	(30,121)	(272,806)	(49,942)	(150,964)	(85,438)

Ending units	552,133	502,694	550,461	755,177	231,358	308,805

The accompanying notes are an integral part of these financial statements.

A13

			SUBACCOUNTS (Continued)

American Century		Franklin		Prudential SP Alliance		Prudential SP
VP Value		Templeton Small		Large Cap Growth		Davis Value
Fund		Cap Fund		Portfolio		Portfolio

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$281	$(165)	$(909)	$(503)	$(1,064)	$(265)	$147	$(942)
0	3,312	0	0	0	0	0	0
1	(362)	(7,553)	(13,069)	553	(2,023)	17,687	(3,707)

21,228	(13,811)	61,025	(41,036)	57,529	(16,828)	301,842	(26,899)

21,510	(11,026)	52,563	(54,608)	57,018	(19,116)	319,676	(31,548)

27,266	30,500	45,951	57,291	249,925	148,020	839,658	407,242
0	0	0	0	(700)	0	(2,225)	0
0	0	0	0	0	0	4	0
(41,075)	(287)	(6,516)	0	(7,901)	(63)	(26,675)	(1,028)

(3,937)	17,854	2,319	(7,955)	95,519	59,446	348,431	268,476
(3,217)	(3,021)	(12,072)	(12,557)	(116,518)	(57,612)	(395,403)	(167,889)

(20,963)	45,046	29,682	36,779	220,325	149,791	763,790	506,801

547	34,020	82,245	(17,829)	277,343	130,675	1,083,466	475,253

93,567	59,547	126,620	144,449	137,325	6,650	507,509	32,256

$94,114	$93,567	$208,865	$126,620	$414,668	$137,325	$1,590,975	$507,509

80,428	44,326	251,394	203,031	212,842	6,897	638,722	33,445

23,310	44,405	91,818	115,940	495,474	288,311	1,514,357	826,506
(40,444)	(8,303)	(38,921)	(67,577)	(186,223)	(82,366)	(596,177)	(221,229)

63,294	80,428	304,291	251,394	522,093	212,842	1,556,902	638,722

The accompanying notes are an integral part of these financial statements.

A14

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	Prudential		Prudential		Janus Aspen
	SP Small/Mid		SP INVESCO Small		Aggressive Growth
	Cap Value		Company Growth		Portfolio–
	Portfolio		Portfolio		Service Shares

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$(2,538)	$1,408	$(443)	$(89)	$(128)	$(70)
Capital gains distributions received	0	0	0	0	0	0
Realized gain (loss) on shares redeemed	8,545	(4,076)	2,453	(2,064)	(389)	(2,583)
Net change in unrealized gain (loss)
on investments	292,781	(45,480)	52,466	(7,827)	20,367	(9,362)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	298,788	(48,148)	54,476	(9,980)	19,850	(12,015)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	950,857	439,738	197,044	73,816	31,214	33,066
Policy loans	(3,687)	0	(132)	0	0	0
Policy loan repayments and interest	31	0	0	0	0	0
Surrenders, withdrawals and death benefits	(17,880)	(13,510)	(3,487)	(257)	0	0
Net transfers between other subaccounts
or fixed rate option	129,301	296,022	51,460	54,238	(376)	(4,029)
Withdrawal and other charges	(461,328)	(203,560)	(93,810)	(38,495)	(2,330)	(2,179)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT
OWNER TRANSACTIONS	597,294	518,690	151,075	89,302	28,508	26,858

TOTAL INCREASE (DECREASE) IN
NET ASSETS	896,082	470,542	205,551	79,322	48,358	14,843

NET ASSETS
Beginning of year	485,292	14,750	80,647	1,325	41,694	26,851

End of year	$1,381,374	$485,292	$286,198	$80,647	$90,052	$41,694

Beginning units	551,045	14,971	118,669	1,356	126,265	58,341

Units issued	1,161,847	776,069	330,573	177,008	87,366	89,811
Units redeemed	(536,571)	(239,995)	(135,827)	(59,695)	(10,861)	(21,887)

Ending units	1,176,321	551,045	313,415	118,669	202,770	126,265

The accompanying notes are an integral part of these financial statements.

A15

			SUBACCOUNTS (Continued)

Janus Aspen		Prudential		Prudential		Janus Aspen
Balanced		SP PIMCO		SP PIMCO		Series Growth
Portfolio–		Total Return		High Yield		Portfolio–
Service Shares		Portfolio		Portfolio		Service Shares

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$1,446	$1,043	$33,835	$10,838	$22,254	$6,660	$(463)	$(120)
0	0	25,713	3	0	0	0	0
(38)	(3,266)	4,192	1,078	3,130	(807)	(341)	(1,710)

9,071	(3,391)	11,188	21,670	39,352	965	53,770	(13,189)

10,479	(5,614)	74,928	33,589	64,736	6,818	52,966	(15,019)

39,554	45,901	1,163,665	468,755	201,120	133,015	216,204	100,957
0	0	(5,747)	0	(59)	0	(4,239)	0
0	0	13	0	0	0	31	0
0	0	(34,198)	(4,071)	(8,181)	(312)	(2,197)	(260)

8,670	(29,438)	674,824	489,780	185,199	78,820	39,989	56,061
(2,715)	(3,388)	(524,853)	(174,141)	(98,513)	(37,647)	(104,385)	(46,957)

45,509	13,075	1,273,704	780,323	279,566	173,876	145,403	109,801

55,988	7,461	1,348,632	813,912	344,302	180,694	198,369	94,782

47,041	39,580	845,339	31,427	190,623	9,929	95,541	759

$103,029	$47,041	$2,193,971	$845,339	$534,925	$190,623	$293,910	$95,541

53,895	42,239	737,892	29,749	188,324	9,795	147,070	854

53,089	51,139	1,778,842	935,160	352,181	222,739	371,011	271,895
(2,975)	(39,483)	(681,544)	(227,017)	(106,729)	(44,210)	(173,136)	(125,679)

104,009	53,895	1,835,190	737,892	433,776	188,324	344,945	147,070

The accompanying notes are an integral part of these financial statements.

A16

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	Prudential		Prudential		Prudential
	SP Large		SP AIM		SP MFS Capital
	Cap Value		Core Equity		Opportunities
	Portfolio		Portfolio		Portfolio

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$(1,130)	$1,601	$82	$(89)	$(155)	$(54)
Capital gains distributions received	0	0	0	0	0	0
Realized gain (loss) on shares redeemed	4,886	(1,605)	924	(984)	656	(608)
Net change in unrealized gain (loss)
on investments	104,759	(13,152)	23,301	(4,437)	25,117	(2,514)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	108,515	(13,156)	24,307	(5,510)	25,618	(3,176)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	394,289	186,786	112,907	61,279	106,152	53,819
Policy loans	(151)	0	0	0	(31)	0
Policy loan repayments and interest	2	0	0	0	1	0
Surrenders, withdrawals and death benefits .	(10,055)	(983)	(5,040)	(27)	(926)	(471)
Net transfers between other subaccounts
or fixed rate option	90,812	115,949	5,717	49,463	37,624	23,763
Withdrawal and other charges	(208,087)	(91,210)	(61,677)	(36,920)	(50,124)	(19,370)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM CONTRACT
OWNER TRANSACTIONS	266,810	210,542	51,907	73,795	92,696	57,741

TOTAL INCREASE (DECREASE) IN
NET ASSETS	375,325	197,386	76,214	68,285	118,314	54,565

NET ASSETS
Beginning of year	198,083	697	69,463	1,178	55,062	497

End of year	$573,408	$198,083	$145,677	$69,463	$173,376	$55,062

Beginning units	249,654	732	89,284	1,281	95,349	612

Units issued	708,892	364,365	147,553	135,886	222,864	127,702
Units redeemed	(386,709)	(115,443)	(85,074)	(47,883)	(80,884)	(32,965)

Ending units	571,837	249,654	151,763	89,284	237,329	95,349

The accompanying notes are an integral part of these financial statements.

A17

			SUBACCOUNTS (Continued)

Prudential SP		Prudential		SP Prudential		Prudential
Strategic Partners		SP Mid Cap		U.S.Emerging		SP AIM Aggressive
Focused Growth		Growth		Growth		Growth
Portfolio		Portfolio		Portfolio		Portfolio

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$(248)	$(54)	$(1,165)	$(248)	$(1,084)	$(279)	$(580)	$(93)
0	0	0	0	0	0	0	0
466	(478)	2,740	(3,703)	5,068	(4,052)	3,224	(1,792)

19,781	(4,872)	102,241	(16,141)	115,387	(18,454)	47,081	(5,144)

19,999	(5,404)	103,816	(20,092)	119,371	(22,785)	49,725	(7,029)

90,836	34,309	345,703	137,350	352,360	190,748	234,526	93,577
0	0	(589)	0	(642)	0	(1,268)	0
0	0	3	0	2	0	5	0
(1,592)	(116)	(5,047)	(295)	(8,059)	(1,118)	(8,796)	(395)

20,392	30,642	134,672	70,313	122,449	85,414	67,435	50,158
(39,107)	(16,546)	(127,192)	(46,061)	(181,025)	(84,179)	(129,064)	(51,102)

70,529	48,289	347,550	161,307	285,085	190,865	162,838	92,238

90,528	42,885	451,366	141,215	404,456	168,080	212,563	85,209

44,706	1,821	147,062	5,847	180,923	12,843	85,469	260

$135,234	$44,706	$598,428	$147,062	$585,379	$180,923	$298,032	$85,469

64,582	1,961	307,678	6,253	298,078	13,918	123,685	297

145,912	84,656	832,323	414,683	652,186	424,403	416,110	201,632
(54,692)	(22,035)	(244,585)	(113,258)	(268,927)	(140,243)	(198,422)	(78,244)

155,802	64,582	895,416	307,678	681,337	298,078	341,373	123,685

The accompanying notes are an integral part of these financial statements.

A18

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2003 and December 31, 2002

			SUBACCOUNTS

	Prudential		Prudential		Prudential
	SP Alliance		SP Conservative		SP Balanced Asset
	Technology		Asset Allocation		Allocation
	Portfolio		Portfolio		Portfolio

	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
	to	to	to	to	to	to
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

OPERATIONS
Net investment income (loss)	$(401)	$(57)	$2,239	$(171)	$3,791	$(252)
Capital gains distributions received	0	0	281	3	0	14
Realized gain (loss) on shares redeemed	10,410	(2,597)	10,908	(189)	15,201	(3,038)
Net change in unrealized gain (loss)
on investments	35,358	(4,661)	34,853	2,302	144,094	(5,082)

NET INCREASE (DECREASE) IN NET ASSETS
RESULTING FROM OPERATIONS	45,367	(7,315)	48,281	1,945	163,086	(8,358)

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	155,460	39,643	360,510	102,969	964,779	212,134
Policy loans	(1,833)	0	(49,664)	0	(65,791)	0
Policy loan repayments and interest	0	0	75	0	292	0
Surrenders, withdrawals and death benefits .	(2,494)	(221)	(4,919)	(82)	(7,344)	(143)
Net transfers between other subaccounts
or fixed rate option	80,420	28,040	223,704	96,165	548,947	167,184
Withdrawal and other charges	(50,355)	(17,291)	(187,255)	(49,275)	(479,831)	(111,611)

NET INCREASE (DECREASE) IN NET
ASSETS RESULTING FROM CONTRACT
OWNER TRANSACTIONS	181,198	50,171	342,451	149,777	961,052	267,564

TOTAL INCREASE (DECREASE) IN
NET ASSETS	226,565	42,856	390,732	151,722	1,124,138	259,206

NET ASSETS
Beginning of year	44,328	1,472	152,147	425	259,228	22

End of year	$270,893	$44,328	$542,879	$152,147	$1,383,366	$259,228

Beginning units	87,589	1,702	161,912	424	298,712	22

Units issued	490,962	162,334	700,978	211,874	1,789,095	471,491
Units redeemed	(204,766)	(76,447)	(365,659)	(50,386)	(786,153)	(172,801)

Ending units	373,785	87,589	497,231	161,912	1,301,654	298,712

The accompanying notes are an integral part of these financial statements.

A19

				SUBACCOUNTS (Continued)

Prudential		Prudential		Prudential		Prudential		Janus Aspen
SP Growth Asset		SP Aggressive Growth		SP Jennison		SP Deutsche		International Growth
Allocation		Asset Allocation		International Growth		International Equity		Portfolio-
Portfolio		Portfolio		Portfolio		Portfolio		Service Shares

01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002	01/01/2003	01/01/2002
to	to	to	to	to	to	to	to	to	to
12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

$1,497	$(307)	$(981)	$(137)	$(833)	$(261)	$1,187	$(218)	$227	$175
0	14	0	0	0	0	0	0	0	0
9,616	(1,811)	7,212	(1,560)	1,500	(1,201)	6,013	(1,547)	(2,801)	(4,461)

263,177	(13,092)	121,875	(6,717)	86,747	(15,806)	95,925	(11,192)	12,295	(6,891)

274,290	(15,196)	128,106	(8,414)	87,414	(17,268)	103,125	(12,957)	9,721	(11,177)

1,755,343	361,774	591,163	176,176	224,343	140,379	341,793	145,746	14,484	27,849
(1,000)	0	(484)	0	(717)	0	(1,038)	0	0	0
3	0	0	0	1	0	3	0	0	0
(15,206)	(840)	(4,668)	(7,736)	(7,634)	(357)	(6,777)	(695)	0	0

738,694	197,120	93,097	58,550	33,877	69,665	62,750	78,436	(11,012)	(9,299)
(833,043)	(190,714)	(247,771)	(59,343)	(113,592)	(54,466)	(152,947)	(62,195)	(1,204)	(1,967)

1,644,791	367,340	431,337	167,647	136,278	155,221	243,784	161,292	2,268	16,583

1,919,081	352,144	559,443	159,233	223,692	137,953	346,909	148,335	11,989	5,406

352,914	770	159,233	0	149,133	11,180	153,532	5,197	29,953	24,547

$2,271,995	$352,914	$718,676	$159,233	$372,825	$149,133	$500,441	$153,532	$41,942	$29,953

443,009	798	217,547	0	215,024	12,453	219,450	5,882	59,096	35,884

2,763,842	711,412	834,697	307,839	330,794	277,167	616,143	302,195	28,314	47,166
(974,674)	(269,201)	(310,648)	(90,292)	(159,554)	(74,596)	(269,021)	(88,627)	(25,778)	(23,954)

2,232,177	443,009	741,596	217,547	386,264	215,024	566,572	219,450	61,632	59,096

The accompanying notes are an integral part of these financial statements.

A20

NOTES TO FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT
DECEMBER 31, 2003

Note 1: General

Pruco Life of New Jersey Variable Appreciable Account (the “Account”) was established on January 13, 1984 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America (“Prudential”), which is a wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”).The assets of the Account are segregated from Pruco Life of New Jersey’s other assets. Proceeds from the purchases of Pruco Life of New Jersey Variable Appreciable Life (“VAL”), Pruco Life of New Jersey PRUvider Variable Appreciable Life (“PRUvider”), effective November 10, 1999 Pruco Life of New Jersey PruSelect III (“PSEL III”), effective May 1, 2000 Pruco Life of New Jersey Survivorship Variable Universal Life (“SVUL”) and effective February 12, 2001 Pruco Life of New Jersey PruLife Custom Premier (“VUL”) contracts are invested in the Account.

The Account is registered under the Investment Company act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual life insurance contracts. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc. (the “Series Fund”) or one of the non-Prudential administered funds (collectively, the “portfolios”). Investment options vary by contract. Options available to the Variable Appreciable Account contracts which invest in a corresponding portfolio of the Series Fund are: Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential Equity Portfolio, Prudential Flexible Managed Portfolio, Prudential Conservative Balanced Portfolio, Prudential High Yield Bond Portfolio, Prudential Stock Index Portfolio, Prudential Value Portfolio, Prudential Natural Resources Portfolio, Prudential Global Portfolio, Prudential Government Income Portfolio, Prudential Jennison Portfolio, Prudential Small Capitalization Stock Portfolio, Prudential SP Alliance Large Cap Growth Portfolio, Prudential SP Davis Value Portfolio, Prudential SP Small/Mid Cap Value Portfolio, Prudential SP INVESCO Small Company Growth Portfolio, Prudential SP PIMCO Total Return Portfolio, Prudential SP PIMCO High Yield Portfolio, Prudential SP Large Cap Value Portfolio, Prudential SP AIM Core Equity Portfolio, Prudential SP MFS Capital Opportunities Portfolio, Prudential SP Strategic Partners Focused Growth Portfolio, Prudential SP Mid Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, Prudential SP AIM Aggressive Growth Portfolio, Prudential SP Alliance Technology Portfolio, Prudential SP Conservative Asset Allocation Portfolio, Prudential SP Balanced Asset Allocation Portfolio, Prudential SP Growth Asset Allocation Portfolio, Prudential SP Aggressive Growth Asset Allocation Portfolio, Prudential SP Jennison International Growth Portfolio and Prudential SP Deutsche International Equity Portfolio. Options available to the Variable Appreciable Account contracts which invest in a corresponding portfolio of the non-Prudential administered funds are: T. Rowe Price International Stock Portfolio, AIM V.I. Premier Equity Series Fund, Janus Aspen Growth Portfolio, MFS Emerging Growth Series Portfolio, American Century VP Value Fund, Franklin Templeton Small Cap Fund, American Century VP Income and Growth Portfolio, Dreyfus Midcap Growth Portfolio, Dreyfus Small Cap Portfolio, Goldman Sachs Core Small Cap Equity, INVESCO VIF-Utilities Fund, INVESCO VIF-Technology Fund, Janus Aspen Aggressive Growth Portfolio - Service Shares, Janus Aspen Balanced Portfolio-Service Shares, Oppenheimer Aggressive Growth Fund/VA, Janus Aspen Series Growth Portfolio - Service Shares and Janus Aspen International Growth Portfolio—Service Shares. These financial statements relate only to the subaccounts available to the Variable Appreciable Account contract owners.

The Series Fund is a diversified open-end management investment company, and is managed by an affiliate of Prudential.

At December 31, 2003 there were no balances pertaining to the Oppenheimer Aggressive Growth Fund V/A, American Century VP Income and Growth Portfolio, Dreyfus Midcap Growth Portfolio, Dreyfus Small Cap Portfolio, Goldman Sachs Core Small Cap Equity, INVESCO VIF-Utilities Fund and the INVESCO VIF-Technology Fund.

Note 2: Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A21

Note 2: Significant Accounting Policies (continued)

Investments—The investments in shares of the portfolios are stated at the net asset value of the respective portfolio, which value their investment securities at fair value.

Security Transactions—Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

Distributions Received—Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the distribution date.

Note 3: Taxes

Pruco Life of New Jersey is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life of New Jersey management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 4: Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the portfolios for the year ended December 31, 2003 were as follows:

	Purchases	Sales

Prudential Money Market Portfolio	$57,620,387	$(212,112,904)
Prudential Diversified Bond Portfolio	$138,412,735	$(27,476,823)
Prudential Equity Portfolio	$1,989,992	$(5,673,408)
Prudential Flexible Managed Portfolio	$17,468,775	$(17,907,233)
Prudential Conservative Balanced Portfolio	$1,138,889	$(4,264,160)
Prudential High Yield Bond Portfolio	$70,685,905	$(2,427,916)
Prudential Stock Index Portfolio	$37,335,314	$(32,585,517)
Prudential Value Portfolio	$465,367	$(745,121)
Prudential Natural Resources Portfolio	$860,411	$(669,160)
Prudential Global Portfolio	$701,311	$(497,575)
Prudential Government Income Portfolio	$1,205,338	$(1,018,085)
Prudential Jennison Portfolio	$1,635,933	$(1,332,438)
Prudential Small Capitalization Stock Portfolio	$11,353,008	$(5,970,279)
T. Rowe Price International Stock Portfolio	$2,741	$(5,367)
AIM V.I. Premier Equity Fund	$56,159	$(26,183)
Janus Aspen Growth Portfolio	$30,522	$(147,103)
MFS Emerging Growth Series	$36,054	$(59,190)
American Century VP Value Fund	$29,995	$(51,745)
Franklin Templeton Small Cap Fund	$48,320	$(19,546)
Prudential SP Alliance Large Cap Growth Portfolio	$278,039	$(58,780)
Prudential SP Davis Value Portfolio	$974,817	$(215,087)
Prudential SP Small/Mid Cap Value Portfolio	$736,809	$(142,285)
Prudential SP INVESCO Small Company Growth Portfolio	$188,314	$(37,681)
Janus Aspen Aggressive Growth Portfolio - Service Shares . .	$32,206	$(3,826)
Janus Aspen Balanced Portfolio - Service Shares	$47,988	$(2,629)
Prudential SP PIMCO Total Return Portfolio	$1,571,296	$(302,847)
Prudential SP PIMCO High Yield Portfolio	$332,380	$(54,400)
Janus Aspen Series Growth Portfolio - Service Shares	$200,307	$(55,368)
Prudential SP Large Cap Value Portfolio	$435,121	$(169,442)
Prudential SP AIM Core Equity Portfolio	$82,125	$(30,479)

A22

Note 4: Purchases and Sales of Investments (continued)

	Purchases	Sales

Prudential SP MFS Capital Opportunities Portfolio	$110,618	$(18,172)
Prudential SP Strategic Partners Focused Growth Portfolio . .	$88,844	$(18,564)
Prudential SP Mid Cap Growth Portfolio	$384,790	$(38,406)
SP Prudential U.S. Emerging Growth Portfolio	$338,090	$(54,088)
Prudential SP AIM Aggressive Growth Portfolio	$222,107	$(59,849)
Prudential SP Alliance Technology Portfolio	$279,826	$(99,029)
Prudential SP Conservative Asset Allocation Portfolio	$591,515	$(250,177)
Prudential SP Balanced Asset Allocation Portfolio	$1,281,775	$(322,710)
Prudential SP Growth Asset Allocation Portfolio	$1,832,934	$(190,633)
Prudential SP Aggressive Growth Asset Allocation Portfolio . .	$532,993	$(102,731)
Prudential SP Jennison International Growth Portfolio	$180,830	$(45,385)
Prudential SP Deutsche International Equity Portfolio	$331,664	$(89,026)
Janus Aspen International Growth Portfolio - Service Shares	$14,572	$(12,369)

Note 5: Related Party Transactions

Prudential and its affiliates perform various services on behalf of the mutual fund company that administers the portfolios in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

The Series Fund has a management agreement with Prudential Investment LLC (“PI”), an indirect, wholly-owned subsidiary of Prudential. Pursuant to this agreement PI has responsibility for all investment advisory services and supervises the subadvisors’ performance of such services. PI has entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of Prudential.

The Series Fund has a distribution agreement with Prudential Investment Management Services LLC (“PIMS”), an indirect, wholly-owned subsidiary of Prudential, which acts as the distributor of the Class I and Class II shares of the Series Fund.

PI has agreed to reimburse certain portfolios of the Series Fund the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio’s average daily net assets.

Prudential Mutual Fund Services LLC (“PMFS”), an affiliate of PI and an indirect, wholly-owned subsidiary of Prudential, serves as the Series Fund’s transfer agent.

Prudential has purchased multiple individual PSELIII contracts of the Account insuring the lives of certain employees. Prudential is the owner and beneficiary of the contracts. There were $16.5 million in premium payments for the year ended December 31, 2003. Equity of Contract owners in that subaccount at December 31, 2003 includes approximately $208.7 million owned by Prudential.

Note 6: Financial Highlights

The Pruco Life of New Jersey sells a number of variable life insurance products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by Pruco Life of New Jersey have the lowest and highest expense ratio. Only product designs within the Account that had units outstanding throughout the respective periods, were considered when determining the lowest and highest total expense ratio. The summary may not reflect the minimum and maximum contract charges offered by the Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

A23

Note 6: Financial Highlights (continued)

	At year ended			For year ended

	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
	(000s)	Lowest to Highest	(000s)	Income Ratio*	Lowest to Highest**	Lowest to Highest***

	Prudential Money Market Portfolio

December 31, 2003	36,523	$1.04751 to $2.22537	$44,830	0.88%	0.20% to 0.90%	-0.05% to 0.65%
December 31, 2002	172,738	$1.04174 to $2.21945	$198,032	1.36%	0.20% to 0.90%	0.63% to 1.31%
December 31, 2001	3,851	$1.02864 to $2.19874	$7,981	4.04%	0.20% to 0.90%	3.17% to 3.88%

	Prudential Diversified Bond Portfolio

December 31, 2003	105,173	$1.18525 to $3.95454	$156,789	4.73%	0.20% to 0.90%	6.52% to 7.26%
December 31, 2002	10,679	$1.10563 to $3.69970	$38,084	10.60%	0.25% to 0.90%	6.11% to 6.79%
December 31, 2001	7,430	$1.03535 to $3.47473	$25,730	6.10%	0.25% to 0.90%	6.22% to 6.38%

	Prudential Equity Portfolio

December 31, 2003	20,519	$0.93887 to $7.41271	$137,406	1.01%	0.25% to 0.90%	30.48% to 31.33%
December 31, 2002	19,923	$0.71954 to $5.65783	$107,819	0.89%	0.25% to 0.90%	-23.04% to -22.54%
December 31, 2001	20,140	$0.93072 to $7.32260	$146,420	0.83%	0.25% to 0.90%	-11.97% to -11.62%

	Prudential Flexible Managed Portfolio

December 31, 2003	43,864	$0.98351 to $5.04879	$213,437	2.01%	0.38% to 0.90%	22.65% to 23.29%
December 31, 2002	43,783	$0.80187 to $4.09497	$173,139	2.99%	0.37% to 0.90%	-13.52% to -13.06%
December 31, 2001	45,115	$0.92720 to $4.71001	$205,958	3.75%	0.35% to 0.90%	-6.52% to -6.01%

	Prudential Conservative Balanced Portfolio

December 31, 2003	25,171	$1.02824 to $4.29166	$103,047	2.69%	0.42% to 0.90%	17.70% to 18.27%
December 31, 2002	25,819	$0.87358 to $3.62885	$89,680	0.00%	0.42% to 0.90%	-9.79% to -9.36%
December 31, 2001	26,398	$0.96841 to $4.00354	$101,516	3.40%	0.40% to 0.90%	-2.88% to -2.41%

	Prudential High Yield Bond Portfolio

December 31, 2003	146,819	$1.14520 to $2.82099	$306,259	8.54%	0.20% to 0.90%	23.90% to 24.78%
December 31, 2002	81,585	$0.92426 to $2.26950	$184,922	13.32%	0.25% to 0.90%	0.60% to 1.23%
December 31, 2001	14,583	$0.91872 to $2.24949	$32,793	12.05%	0.25% to 0.90%	-1.30% to -1.03%

	Prudential Stock Index Portfolio

December 31, 2003	50,485	$0.78920 to $4.83241	$72,822	1.48%	0.20% to 0.90%	27.05% to 27.93%
December 31, 2002	46,575	$0.62117 to $3.79264	$51,411	1.13%	0.20% to 0.90%	-22.90% to -22.35%
December 31, 2001	38,189	$0.80562 to $4.90359	$92,151	1.08%	0.20% to 0.90%	-12.83% to -12.23%

	Prudential Value Portfolio

December 31, 2003	2,470	$1.13442 to $5.20021	$12,601	1.60%	0.60% to 0.90%	26.93% to 27.30%
December 31, 2002	2,623	$0.89376 to $4.08489	$10,121	1.41%	0.60% to 0.90%	-22.66% to -22.12%
December 31, 2001	2,639	$0.93072 to $7.32260	$13,505	1.57%	0.60% to 0.90%	-2.95% to -2.66%

	Prudential Natural Resources Portfolio

December 31, 2003	1,093	$6.27650 to $6.27650	$6,861	3.96%	0.60% to 0.60%	38.17% to 38.17%
December 31, 2002	1,045	$4.54254 to $4.54254	$4,748	0.74%	0.60% to 0.60%	18.21% to 18.21%
December 31, 2001	2,244	$3.84290 to $3.84290	$8,624	2.94%	0.60% to 0.60%	-10.62% to -10.62%

	Prudential Global Portfolio

December 31, 2003	3,889	$0.67013 to $1.72057	$6,137	0.36%	0.25% to 0.90%	32.87% to 33.72%
December 31, 2002	3,617	$0.50434 to $1.29103	$4,406	2.47%	0.25% to 0.90%	-25.80% to -25.33%
December 31, 2001	33,174	$0.67974 to $1.73500	$57,397	0.35%	0.25% to 0.90%	-18.34% to -18.10%

	Prudential Government Income Portfolio

December 31, 2003	1,457	$2.83824 to $2.83824	$4,136	3.86%	0.60% to 0.60%	1.85% to 1.85%
December 31, 2002	1,380	$2.78677 to $2.78677	$3,845	7.15%	0.60% to 0.60%	11.38% to 11.38%
December 31, 2001	599	$2.50199 to $2.50199	$1,499	6.06%	0.60% to 0.60%	7.42% to 7.42%

	Prudential Jennison Portfolio

December 31, 2003	9,380	$0.57225 to $2.13674	$17,013	0.27%	0.25% to 0.90%	29.09% to 29.92%
December 31, 2002	8,733	$0.44328 to $1.65033	$12,805	0.21%	0.25% to 0.90%	-31.57% to -31.13%
December 31, 2001	8,389	$0.64774 to $2.40452	$19,499	0.16%	0.25% to 0.90%	-18.97% to -18.73%

	Prudential Small Capitalization Stock Portfolio

December 31, 2003	5,003	$2.67470 to $2.67470	$13,381	0.69%	0.60% to 0.60%	37.44% to 37.44%
December 31, 2002	2,684	$1.94604 to $1.94604	$5,224	1.24%	0.60% to 0.60%	-15.43% to -15.43%
December 31, 2001	25,176	$2.30107 to $2.30107	$57,931	0.51%	0.60% to 0.60%	4.92% to 4.92%

	T. Rowe Price International Stock Portfolio

December 31, 2003	127	$0.70277 to $0.70277	$89	1.28%	0.90% to 0.90%	29.35% to 29.35%
December 31, 2002	131	$0.54330 to $0.54330	$71	0.99%	0.90% to 0.90%	-19.01% to -19.01%
December 31, 2001	124	$0.67086 to $0.67086	$83	2.32%	0.90% to 0.90%	-22.91% to -22.91%

	AIM V.I. Premier Equity Fund

December 31, 2003	552	$0.61995 to $0.71231	$358	0.32%	0.20% to 0.90%	23.97% to 24.82%
December 31, 2002	503	$0.50008 to $0.57069	$258	0.38%	0.20% to 0.90%	-30.89% to -30.40%
December 31, 2001	433	$0.72355 to $0.82001	$317	0.13%	0.20% to 0.90%	-12.74% to -12.74%

	Janus Aspen Growth Portfolio

December 31, 2003	550	$0.59388 to $0.59388	$327	0.08%	0.90% to 0.90%	30.56% to 30.56%
December 31, 2002	755	$0.45488 to $0.45488	$344	0.00%	0.90% to 0.90%	-27.17% to -27.17%
December 31, 2001	648	$0.62457 to $0.62457	$405	0.08%	0.90% to 0.90%	-25.41% to -25.41%

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Note 6: Financial Highlights (continued)

	At year ended			For year ended

	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
	(000s)	Lowest to Highest	(000s)	Income Ratio*	Lowest to Highest**	Lowest to Highest***

	MFS Emerging Growth Series

December 31, 2003	231	$0.46227 to $0.63811	$127	0.00%	0.20% to 0.90%	29.04% to 29.96%
December 31, 2002	309	$0.35823 to $0.49100	$122	0.00%	0.20% to 0.90%	-34.35% to -33.89%
December 31, 2001	217	$0.54567 to $0.74275	$131	0.00%	0.20% to 0.90%	-34.07% to -34.07%

	American Century VP Value Fund

December 31, 2003	63	$1.48693 to $1.48693	$94	1.21%	0.90% to 0.90%	27.81% to 27.81%
December 31, 2002	80	$1.16337 to $1.16337	$94	0.68%	0.90% to 0.90%	-13.40% to -13.40%
December 31, 2001	44	$1.34339 to $1.34339	$60	0.00%	0.90% to 0.90%	3.68% to 3.68%

	Franklin Templeton Small Cap Fund

December 31, 2003	304	$0.68532 to $0.68757	$209	0.00%	0.20% to 0.90%	36.00% to 36.97%
December 31, 2002	251	$0.50033 to $0.50555	$126	0.27%	0.20% to 0.90%	-29.32% to -28.82%
December 31, 2001	203	$0.70289 to $0.71530	$144	0.45%	0.20% to 0.90%	-16.00% to -16.00%

	Prudential SP Alliance Large Cap Growth Portfolio

December 31, 2003	522	$0.78954 to $0.80974	$415	0.00%	0.25% to 0.90%	22.76% to 23.57%
December 31, 2002	213	$0.63892 to $0.65960	$138	0.00%	0.25% to 0.90%	-31.81% to -31.36%
December 31, 2001	7	$0.93088 to $0.96725	$7	0.00%	0.25% to 0.90%	-8.20% to -8.20%

	Prudential SP Davis Value Portfolio

December 31, 2003	1,557	$1.01900 to $1.03934	$1,591	0.39%	0.25% to 0.90%	28.25% to 29.07%
December 31, 2002	639	$0.78949 to $0.81040	$508	0.00%	0.25% to 0.90%	-16.44% to -15.91%
December 31, 2001	33	$0.93883 to $0.96984	$32	0.48%	0.25% to 0.90%	-6.12% to -6.12%

	Prudential SP Small/Mid Cap Value Portfolio

December 31, 2003	1,176	$1.08604 to $1.18169	$1,381	0.03%	0.25% to 0.90%	31.92% to 32.77%
December 31, 2002	551	$0.82323 to $0.89000	$485	0.98%	0.25% to 0.90%	-15.14% to -14.60%
December 31, 2001	15	$0.97015 to $1.04214	$15	1.19%	0.25% to 0.90%	3.84% to 3.84%

	Prudential SP INVESCO Small Company Growth Portfolio

December 31, 2003	313	$0.90630 to $0.91323	$286	0.00%	0.25% to 0.90%	33.51% to 34.38%
December 31, 2002	119	$0.67884 to $0.67960	$81	0.00%	0.25% to 0.90%	-30.89% to -30.43%
December 31, 2001	1	$0.97681 to $0.97681	$1	0.00%	0.25% to 0.25%	-1.90% to -1.90%

	Janus Aspen Aggressive Growth Portfolio - Service Shares

December 31, 2003	203	$0.44411 to $0.44411	$90	0.00%	0.20% to 0.20%	34.49% to 34.49%
December 31, 2002	126	$0.33021 to $0.33021	$42	0.00%	0.20% to 0.20%	-28.25% to -28.25%
December 31, 2001	58	$0.46024 to $0.46024	$27	0.00%	0.20% to 0.20%	-17.80% to -17.80%

	Janus Aspen Balanced Portfolio - Service Shares

December 31, 2003	104	$0.99058 to $0.99058	$103	2.11%	0.20% to 0.20%	13.49% to 13.49%
December 31, 2002	54	$0.87282 to $0.87282	$47	2.17%	0.20% to 0.20%	-6.85% to -6.85%
December 31, 2001	42	$0.93075 to $0.93075	$40	2.80%	0.20% to 0.20%	-1.48% to -1.48%

	Prudential SP PIMCO Total Return Portfolio

December 31, 2003	1,835	$1.16728 to $1.29466	$2,194	2.50%	0.20% to 0.90%	4.91% to 5.65%
December 31, 2002	738	$1.11264 to $1.22547	$845	3.75%	0.20% to 0.90%	8.40% to 9.15%
December 31, 2001	30	$1.02645 to $1.12277	$31	4.10%	0.20% to 0.90%	8.40% to 8.40%

	Prudential SP PIMCO High Yield Portfolio

December 31, 2003	434	$1.22063 to $1.23945	$535	6.85%	0.25% to 0.90%	21.32% to 22.11%
December 31, 2002	188	$1.00616 to $1.01499	$191	9.68%	0.25% to 0.90%	-0.74% to -0.11%
December 31, 2001	10	$1.01365 to $1.01611	$10	10.70%	0.25% to 0.90%	1.27% to 1.51%

	Janus Aspen Series Growth Portfolio - Service Shares (August 6, 2001)

December 31, 2003	345	$0.85205 to $0.85205	$294	0.00%	0.25% to 0.25%	31.16% to 31.16%
December 31, 2002	147	$0.64963 to $0.64963	$96	0.00%	0.25% to 0.25%	-26.90% to -26.90%
December 31, 2001	1	$0.88873 to $0.88873	$1	0.00%	0.25% to 0.25%	-10.24% to -10.24%

	Prudential SP Large Cap Value Portfolio (August 6, 2001)

December 31, 2003	572	$0.98843 to $1.00384	$573	0.00%	0.25% to 0.90%	25.64% to 26.43%
December 31, 2002	250	$0.78673 to $0.79398	$198	2.28%	0.25% to 0.90%	-17.12% to -16.58%
December 31, 2001	1	$0.95177 to $0.95177	$1	0.06%	0.25% to 0.25%	-4.05% to -4.05%

	Prudential SP AIM Core Equity Portfolio (August 6, 2001)

December 31, 2003	152	$0.95989 to $0.95989	$146	0.33%	0.25% to 0.25%	23.38% to 23.38%
December 31, 2002	89	$0.77800 to $0.77800	$69	0.00%	0.25% to 0.25%	-15.42% to -15.42%
December 31, 2001	1	$0.91988 to $0.91988	$1	0.00%	0.25% to 0.25%	-6.82% to -6.82%

	Prudential SP MFS Capital Opportunities Portfolio (February 12, 2001)

December 31, 2003	237	$0.73053 to $0.73053	$173	0.09%	0.25% to 0.25%	26.50% to 26.50%
December 31, 2002	95	$0.57748 to $0.57748	$55	0.00%	0.25% to 0.25%	-28.86% to -28.86%
December 31, 2001	1	$0.81172 to $0.81172	$0	0.77%	0.25% to 0.25%	-19.57% to -19.57%

A25

Note 6: Financial Highlights (continued)

	At year ended			For year ended

	Units	Unit Value	Net Assets	Investment	Expense Ratio	Total Return
	(000s)	Lowest to Highest	(000s)	Income Ratio*	Lowest to Highest**	Lowest to Highest***

	Prudential SP Strategic Partners Focused Growth Portfolio (August 6, 2001)

December 31, 2003	156	$0.85560 to $0.86896	$135	0.00%	0.25% to 0.90%	24.72% to 25.52%
December 31, 2002	64	$0.68600 to $0.69228	$44	0.00%	0.25% to 0.90%	-25.93% to -25.44%
December 31, 2001	2	$0.92854 to $0.92854	$2	0.00%	0.25% to 0.25%	-6.11% to -6.11%

	Prudential SP Mid Cap Growth Portfolio (February 12, 2001)

December 31, 2003	895	$0.65537 to $0.69929	$598	0.00%	0.25% to 0.90%	38.86% to 39.76%
December 31, 2002	307	$0.46893 to $0.50358	$147	0.00%	0.25% to 0.90%	-46.80% to -46.46%
December 31, 2001	6	$0.87586 to $0.94666	$6	0.00%	0.25% to 0.90%	-12.01% to -12.01%

	SP Prudential U.S. Emerging Growth Portfolio (February 12, 2001)

December 31, 2003	681	$0.85748 to $0.87838	$585	0.00%	0.25% to 0.90%	40.82% to 41.72%
December 31, 2002	298	$0.60504 to $0.62375	$181	0.00%	0.25% to 0.90%	-32.68% to -32.24%
December 31, 2001	14	$0.89289 to $0.92649	$13	0.00%	0.25% to 0.90%	-11.06% to -11.06%

	Prudential SP AIM Aggressive Growth Portfolio (February 12, 2001)

December 31, 2003	341	$0.87210 to $0.88948	$298	0.00%	0.25% to 0.90%	25.37% to 26.20%
December 31, 2002	124	$0.69102 to $0.69102	$85	0.00%	0.25% to 0.25%	-21.15% to -21.15%
December 31, 2001	0	$0.87641 to $0.87641	$0	0.00%	0.25% to 0.25%	-11.64% to -11.64%

	Prudential SP Alliance Technology Portfolio (February 12, 2001)

December 31, 2003	374	$0.71918 to $0.75416	$271	0.00%	0.25% to 0.90%	41.13% to 42.11%
December 31, 2002	88	$0.50609 to $0.50609	$44	0.00%	0.25% to 0.25%	-41.47% to -41.47%
December 31, 2001	2	$0.86466 to $0.86466	$1	0.00%	0.25% to 0.25%	-14.83% to -14.83%

	Prudential SP Conservative Asset Allocation Portfolio (August 6, 2001)

December 31, 2003	497	$1.07699 to $1.09372	$543	1.04%	0.25% to 0.90%	15.45% to 16.20%
December 31, 2002	162	$0.93287 to $0.94126	$152	0.00%	0.25% to 0.90%	-6.71% to -6.11%
December 31, 2001	0	$1.00256 to $1.00256	$0	8.40%	0.25% to 0.25%	0.66% to 0.66%

	Prudential SP Balanced Asset Allocation Portfolio (August 6, 2001)

December 31, 2003	1,302	$1.04724 to $1.06350	$1,383	0.78%	0.25% to 0.90%	21.78% to 22.55%
December 31, 2002	299	$0.86782 to $0.86782	$259	0.00%	0.25% to 0.25%	-11.89% to -11.89%
December 31, 2001	0	$0.98498 to $0.98498	$0	0.00%	0.25% to 0.25%	-0.93% to -0.97%

	Prudential SP Growth Asset Allocation Portfolio (August 6, 2001)

December 31, 2003	2,232	$1.00377 to $1.01931	$2,272	0.40%	0.25% to 0.90%	27.14% to 27.95%
December 31, 2002	443	$0.79663 to $0.79663	$353	0.00%	0.25% to 0.90%	-17.47% to -17.47%
December 31, 2001	1	$0.96529 to $0.96529	$1	0.00%	0.25% to 0.25%	-2.79% to -2.79%

	Prudential SP Aggressive Growth Asset Allocation Portfolio

December 31, 2003	742	$0.95462 to $0.96951	$719	0.02%	0.25% to 0.90%	31.58% to 32.43%
December 31, 2002	218	$0.72551 to $0.73212	$159	0.00%	0.25% to 0.90%	-22.86% to -22.36%

	Prudential SP Jennison International Growth Portfolio (August 6, 2001)

December 31, 2003	386	$0.95286 to $0.96758	$373	0.00%	0.25% to 0.90%	38.33% to 39.23%
December 31, 2002	215	$0.68881 to $0.69495	$149	0.00%	0.25% to 0.90%	-23.26% to -22.77%
December 31, 2001	12	$0.89755 to $0.89989	$11	0.00%	0.25% to 0.90%	-9.34% to -9.11%

	Prudential SP Deutsche International Equity Portfolio (August 6, 2001)

December 31, 2003	567	$0.87846 to $0.94613	$500	0.69%	0.25% to 0.90%	26.23% to 27.05%
December 31, 2002	220	$0.69143 to $0.74954	$153	0.00%	0.25% to 0.90%	-17.91% to -17.38%
December 31, 2001	6	$0.83687 to $0.91304	$5	0.00%	0.25% to 0.90%	-16.41% to -16.41%

	Janus Aspen International Growth Portfolio - Service Shares (February 12, 2001)

December 31, 2003	62	$0.68052 to $0.68052	$42	0.91%	0.20% to 0.20%	34.26% to 34.26%
December 31, 2002	59	$0.50685 to $0.50685	$30	0.77%	0.20% to 0.20%	-25.91% to -25.91%
December 31, 2001	36	$0.68406 to $0.68406	$25	1.11%	0.20% to 0.20%	-9.43% to -9.43%

*These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**These ratios represent the annualized contract expenses of the separate account, net of reimbursement of excess expenses, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for the years ended December 31, 2003, 2002 and 2001 or from the effective date of the subaccount through the end of the reporting period. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period.

A26

Note 6: Financial Highlights (continued)

Charges and Expenses

A. Mortality Risk and Expense Risk Charges

The mortality risk and expense risk charges, at an effective annual rate of up to 0.60%, 0.90%, 0.50%, 0.90% and 0.45% are applied daily against the net assets of VAL, PRUvider, PSEL III, SVUL and VUL contract owners held in each subaccount, respectively. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey. Pruco Life of New Jersey currently intends to charge only 0.20% on PSEL III contracts but reserves the right to make the full 0.50% charge. For VUL contracts Pruco Life of New Jersey intends to charge only 0.25% but reserves the right to charge 0.45%. The mortality risk and expense risk charges are assessed through reduction in unit values.

B. Deferred Sales Charge

A deferred sales charge is imposed upon surrenders of certain VAL, PRUvider and SVUL contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued but will not exceed 45% of one scheduled annual premium for VAL contracts, 50% of the first year’s primary annual premium for PRUvider contracts and 0.8% of the basic insurance amount for SVUL contracts. No sales charge will be imposed after the tenth year of the contract. No sales charge will be imposed on death benefits. The deferred sales charge is assessed through the redemption of units.

C. Partial Withdrawal Charge

A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a VAL or PRUvider contract and PSEL III, SVUL or VUL contract, respectively.The range for withdrawal charges is 0% - 2%. This charge is assessed through the redemption of units.

D. Expense Reimbursement

The Account is reimbursed by Pruco Life of New Jersey for expenses in excess of 0.40% of the VAL product’s average daily net assets incurred by the Prudential Money Market, Prudential Diversified Bond, Prudential Equity, Prudential Flexible Managed and Prudential Conservative Balanced Portfolios of the Series Fund. This reimbursement is applied through an increase in unit values.

E. Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Account.The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; and (3) sales charges for VAL, PRUvider, VUL, SVUL and PSEL III contracts which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract. Sales charges will not exceed 5% of each premium payment for VAL, 0.5% of the primary annual premium for PRUvider, 6% of premiums paid for VUL, 12% of premiums paid for PRUvider, and 15% of premiums received for PSEL III contracts. Contracts are also subject to monthly charges for the costs of administering the contract and to compensate Pruco Life of New Jersey for the guaranteed minimum death benefit risk. These charges are assessed through the redemption of units.

A27

REPORT OF INDEPENDENT AUDITORS

To the Contract Owners of
Pruco Life of New Jersey Variable Appreciable Account
and the Board of Directors of
Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of Pruco Life of New Jersey Variable Appreciable Account at December 31, 2003, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.We believe that our audits, which included confirmation of fund shares owned at December 31, 2003 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 31, 2004

A28

    Pruco Life Insurance Company of New Jersey

   Statements of Financial Position
   December 31, 2003 and 2002 (in thousands)
---------------------------------------------------------------------------------------------------------------------------

                                                                                  2003             2002
                                                                             ----------------- ----------------

   ASSETS
   Fixed maturities available for sale, at fair value
      (amortized cost, 2003: $746,370; and 2002: $525,866)                        $ 782,685       $  553,901
   Policy loans                                                                     154,659          158,431
   Short-term investments                                                            44,571           30,158
   Other long-term investments                                                        2,765            3,561
                                                                              ---------------- -----------------
        Total investments                                                           984,680          746,051
   Cash and cash equivalents                                                         72,547           61,482
   Deferred policy acquisition costs                                                176,529          137,053
   Accrued investment income                                                         13,635           11,291
   Receivables from affiliates                                                       17,173           17,186
   Other assets                                                                      27,804           19,144
   Separate account assets                                                        1,926,301        1,590,335
                                                                             ----------------- ----------------
   TOTAL ASSETS                                                                  $3,218,669      $ 2,582,542
                                                                             ================= ================

   LIABILITIES AND STOCKHOLDER'S EQUITY
   Liabilities
   Policyholders' account balances                                                $ 675,823       $  529,333
   Future policy benefits and other policyholder liabilities                        158,752          134,208
   Cash collateral for loaned securities                                             78,855           25,035
   Securities sold under agreements to repurchase                                    14,483           31,713
   Income taxes payable                                                              51,383           33,646
   Other liabilities                                                                 20,317            9,562
   Separate account liabilities                                                   1,926,301        1,590,335
                                                                             ----------------- ----------------
   Total liabilities                                                              2,925,914        2,353,832
                                                                             ----------------- ----------------

   Contingencies - (See Footnote 11)

   Stockholder's Equity
   Common stock, $5 par value;
      400,000 shares authorized;
      issued and outstanding at
      December 31, 2003 and 2002                                                     2,000            2,000
   Paid-in-capital                                                                 168,742          128,689
   Deferred compensation                                                              (108)               -
   Retained earnings                                                               108,943           88,326
   Accumulated other comprehensive income                                           13,178            9,695
                                                                             ----------------- ----------------
   Total stockholder's equity                                                      292,755          228,710
                                                                             ----------------- ----------------
   TOTAL LIABILITIES AND
       STOCKHOLDER'S EQUITY                                                      $3,218,669      $ 2,582,542
                                                                             ================= ================

                                                See Notes to Financial Statements

   Pruco Life Insurance Company of New Jersey

   Statements of Operations and Comprehensive Income
   Years Ended December 31, 2003, 2002 and 2001 (in thousands)
---------------------------------------------------------------------------------------------------------------------------

                                                                2003               2002              2001
                                                           ---------------- ----------------- ----------------

      REVENUES

      Premiums                                             $      38,141    $      28,321      $     16,284
      Policy charges and fee income                               70,060           70,444            49,808
      Net investment income                                       45,148           44,812            55,981
      Realized investment losses, net                               (838)         (14,204)           (9,630)
      Asset management fees                                        4,029            1,264               613
      Other income                                                 1,717            1,709               646
                                                           ---------------- ----------------- ----------------

      Total revenues                                             158,257          132,346           113,702
                                                           ---------------- ----------------- ----------------

      BENEFITS AND EXPENSES

      Policyholders' benefits                                     50,898           45,543            33,148
      Interest credited to policyholders' account
      balances                                                    22,641           20,449            20,503
      General, administrative and other expenses                  55,167           56,145            37,954
                                                           ---------------- ----------------- ----------------
      Total benefits and expenses                                128,706          122,137            91,605
                                                           ---------------- ----------------- ----------------
      Income from operations before income taxes                  29,551           10,209            22,097
                                                           ---------------- ----------------- ----------------

      Income taxes:
      Current                                                    (15,103)      (8,717)              (3,603)
      Deferred                                                    24,037        3,558               10,107
                                                           ---------------- ----------------- ----------------

      Income tax expense (benefit)                                   8,934           (5,159)          6,504
                                                           ---------------- ----------------- ----------------

      NET INCOME                                                    20,617           15,368          15,593

       Other comprehensive income, net of tax:

             Change in net unrealized investment gains               3,483            5,971           4,487
                                                           ---------------- ----------------- ----------------
      TOTAL COMPREHENSIVE INCOME                              $     24,100    $      21,339    $     20,080
                                                           ================ ================= ================

                                                 See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of  Stockholder's Equity
Years Ended December 31, 2003, 2002 and 2001 (in thousands)

                                                                                              Accumulated
                                                                                                 other          Total
                                    Common      Paid - in -      Retained       Deferred     comprehensive  stockholder's
                                    stock         capital        earnings     Compensation   income (loss)      equity
                                   ----------   ------------     ----------   ------------   -------------  -------------
Balance, January 1, 2001            $2,000       $128,689       $253,641              -          $(763)     $ 383,567

   Net income                              -              -         15,593              -              -         15,593
   Dividend to parent                      -              -       (186,000)             -              -       (186,000)
   Policy credits issued to
   eligible policyholders                  -              -        (10,275)             -              -        (10,275)
   Change in net unrealized
   investment losses, net of
   taxes                                   -              -              -              -          4,487          4,487
                                -------------------------------------------------------------------------------------------
Balance, December 31, 2001            $2,000        128,689         72,959              -          3,724        207,372

   Net income                              -              -         15,368              -              -         15,368
   Adjustments to policy
   credits issued to eligible              -              -             (1)             -              -             (1)
   policyholders
   Change in net unrealized
   investment gains, net of taxes          -              -              -              -          5,971          5,971
                                -------------------------------------------------------------------------------------------
Balance, December 31, 2002            $2,000        128,689         88,326              -          9,695        228,710

   Net income                              -              -         20,617              -              -         20,617
   Contribution from Parent                -         40,000              -              -              -         40,000
   Stock-based compensation
   programs                                -             53              -           (108)             -            (55)
   Change in net unrealized
   investment gains, net of
   taxes                                   -              -              -              -          3,483          3,483
                                -------------------------------------------------------------------------------------------
Balance, December 31, 2003          $  2,000      $ 168,742      $ 108,943       $   (108)      $ 13,178      $ 292,755
                                ===========================================================================================

                                               See Notes to Financial Statements

    Pruco Life Insurance Company of New Jersey

   Statements of Cash Flows
   Years Ended December 31, 2003, 2002 and 2001 (in thousands)
--------------------------------------------------------------------------------------------------------------------------------

                                                                        2003            2002           2001
                                                                   ----------------------------------------------

   CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                    $  20,617      $   15,368     $   15,593
      Adjustments to reconcile net income to net cash from (used in)
         operating activities:
         Policy charges and fee income                                (15,786)        (12,057)        (9,906)
         Interest credited to policyholders' account balances          22,641          20,449         20,503
         Realized investment losses, net                                  838          14,204          9,630
         Amortization and other non-cash items                          1,616          (7,651)       (10,883)
         Change in:
           Future policy benefits and other policyholders'             24,544          14,808         11,182
           liabilities
           Accrued investment income                                   (2,344)           (892)         3,382
           Policy loans                                                 3,772             323         (6,643)
           Receivable from affiliates                                      13          (7,416)         4,995
           Deferred policy acquisition costs                          (39,476)        (18,078)        (2,322)
           Income taxes payable                                        17,737          (2,366)         6,099
           Other, net                                                   2,040          (8,341)        (2,244)
                                                                   ----------------------------------------------
   Cash flows from operating activities                                36,212           8,351         39,386
                                                                   ----------------------------------------------

   CASH FLOWS USED IN INVESTING ACTIVITIES:
      Proceeds from the sale/maturity of:
         Fixed maturities available for sale                          314,559         271,401         552,931
      Payments for the purchase of:
         Fixed maturities available for sale                         (540,203)       (331,512)      (577,097)
      Other long term investments, net                                  1,083          (2,458)           963
      Cash collateral for loaned securities, net                       53,820         (11,057)       (12,217)
      Securities sold under agreements to repurchase, net             (17,230)         13,199          8,760
      Short term investments, net                                     (14,254)          2,822         (4,224)
                                                                   ----------------------------------------------
   Cash flows used in investing activities                           (202,225)        (57,605)       (30,884)
                                                                   ----------------------------------------------

   CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
      Policyholders' account balances:
         Deposits                                                     210,872         135,163         87,261
         Withdrawals                                                  (73,794)        (73,518)       (76,288)
        Contribution from Parent                                       40,000               -              -
        Cash dividend paid to parent                                        -               -        (26,500)
        Cash payments to eligible policyholders                             -          (9,121)             -
                                                                   ----------------------------------------------
   Cash flows from (used in) financing activities                     177,078          52,524        (15,527)
                                                                   ----------------------------------------------

   Net increase (decrease) in cash and cash equivalents                11,065           3,270         (7,025)
   Cash and cash equivalents, beginning of year                        61,482          58,212         65,237
                                                                   ----------------------------------------------
   CASH AND CASH EQUIVALENTS, END OF YEAR                          $   72,547      $   61,482     $   58,212
                                                                   ==============================================

   SUPPLEMENTAL CASH FLOW INFORMATION
       Income taxes (received) paid                                $   (6,883)     $      565     $    2,930
                                                                   ----------------------------------------------
   NON-CASH TRANSACTIONS DURING THE YEAR
      Dividend paid with fixed maturities                          $          -    $       -      $  159,500
                                                                   ----------------------------------------------
      Policy credits issued to eligible policyholders              $         -     $       -      $   10,275
                                                                   ----------------------------------------------

                                               See Notes to Financial Statements

    Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   1.  BUSINESS

   Pruco Life  Insurance  Company of New Jersey ("the  Company") is a stock life insurance  company  organized in 1982 under the laws of the state of New Jersey.  The Company is licensed to sell  interest-sensitive  individual  life  insurance,  variable life insurance,  term insurance,  variable annuities,  and fixed annuities ("the Contracts") only in the states of New Jersey and New York.

   The Company is a wholly owned  subsidiary of Pruco Life Insurance  Company  ("Pruco  Life"),  a stock life insurance  company organized  in 1971  under  the laws of the state of  Arizona.  Pruco  Life,  in turn,  is a wholly  owned  subsidiary  of The
   Prudential  Insurance  Company of America  ("Prudential  Insurance"),  an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001 ("the date of  demutualization")  Prudential  Insurance converted from a mutual life  insurance  company to a stock life  insurance  company and became an indirect  wholly owned  subsidiary  of  Prudential
   Financial,  Inc. ("Prudential  Financial").  The demutualization was completed in accordance with Prudential Insurance's Plan of  Reorganization,  which was approved by the Commissioner of the New Jersey  Department of Banking and Insurance in October
   2001.

   The  Company is  engaged  in a business  that is highly  competitive  because  of the large  number of stock and mutual  life insurance companies and other entities engaged in marketing insurance products and individual annuities.

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation
   The financial  statements  have been prepared in  accordance  with  accounting  principles  generally  accepted in the United
   States of America  ("GAAP").  The Company has extensive  transactions and relationships  with Prudential  Insurance and other affiliates,  as more fully  described  in Footnote  12. Due to these  relationships,  it is possible  that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

    Use of Estimates
   The preparation of financial  statements in conformity with GAAP requires  management to make estimates and assumptions  that affect the reported amounts of assets and liabilities,  in particular  deferred policy  acquisition  costs ("DAC") and future policy  benefits,  and  disclosure of contingent  assets and  liabilities  at the date of the  financial  statements  and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

    Stock Based Compensation
   In 2003, Prudential Financial issued stock-based  compensation  including stock options,  restricted stock,  restricted stock units and performance  shares.  Effective  January 1, 2003,  Prudential  Financial  changed its accounting for employee stock options to adopt the fair value  recognition  provisions  of SFAS No.  123,  "Accounting  for stock  Based  Compensation"  as amended,  prospectively  for all new awards  granted to  employees  on or after  January  1,  2003.  Accordingly,  results of operations of the Company for the year ended  December 31, 2003,  include costs of $.1 million  associated  with  stock-based compensation  issued by  Prudential  Financial to certain  employees  and  non-employees  of the Company and the statement of financial  position at December 31,  2003,  includes a reduction  in equity for  deferred  compensation.  Prior to January 1,
   2003,  Prudential  Financial  accounted for employee stock options using the intrinsic value method of APB No. 25 "Accounting for Stock Issued to Employees,"  and related  interpretations.  Under this method,  Prudential  Financial and the Company did not recognize any  stock-based  compensation  costs as all options  granted had an exercise price equaled to the market value of Prudential Financial's Common Stock on the date of grant.

    Investments
   Fixed  maturities  classified  as  "available  for sale" are carried at estimated  fair value.  The  amortized  cost of fixed maturities is written down to estimated  fair value if a decline in value is considered to be other than  temporary.  See the discussion  below on realized gains and losses for a description of the  accounting  for impairment  adjustments.  Unrealized gains and losses on fixed  maturities  "available for sale",  including the effect on deferred policy  acquisition  costs and policyholders'  account  balances  that would  result from the  realization  of  unrealized  gains and losses are included in
   "Accumulated other comprehensive income (loss)", net of income taxes.

   Policy loans are carried at unpaid principal balances.

   Short-term  investments  consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when  purchased.  These  investments are carried at amortized cost,  which because of their  short-term  nature approximates fair value.

    Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   Other long-term  investments  consists primarily of the Company's  investments in the Company's own separate accounts,  which are carried at estimated  fair value.  Also  included  are equity  securities  available  for sale and  derivatives  held for purposes other than trading, both carried at fair value.

   Realized investment losses, net are computed using the specific  identification  method. Costs of fixed maturities and equity securities  are  adjusted  for  impairments,  which are  declines in value that are  considered  to be other than  temporary.
   Impairment  adjustments are included in "Realized  investment losses, net." In evaluating whether a decline in value is other than temporary,  the Company considers several factors including,  but not limited to the following:  (1) whether the decline is  substantial;  (2) the duration  (generally  greater than six  months);  (3) the reasons for the decline in value  (credit event,  interest related or market  fluctuation);  (4) the Company's  ability and intent to hold the investments for a period of time to allow for a recovery of value; and (5) the financial condition of and near-term prospects of the issuer.

   Cash and cash equivalents
   Cash and cash  equivalents  include cash on hand,  amounts due from banks,  money market  instruments,  and other debt issues with maturities of three months or less when purchased.

   Deferred sales inducement costs
   The company provides sales inducements to contract  holders,  which primarily include an up-front bonus added to the contract holder's initial deposit and an enhanced  crediting rate over the first year of the contract,  for certain annuity contracts.
   These costs are deferred and  recognized on the statement of financial  position in other  assets.  They are amortized  using the same  methodology and assumptions  used to amortized  deferred policy  acquisition  costs.  The  amortization  expense is included as a component of interest credited.

   Deferred Policy Acquisition Costs
   The  Company is charged  distribution  expenses  from  Prudential's  agency  network for both its  domestic  life and annuity products through a transfer pricing agreement,  which is intended to reflect a market based pricing arrangement.  These costs include  commissions  and  variable  field  office  expenses.  The Company is also  allocated  costs of policy  issuance  and underwriting  from  Prudential's  general  and  administrative  expense  allocation  system.  The  Company  also  is  charged commissions from third parties, which are primarily capitalized.

   The costs that vary with and that are  related  primarily  to the  production  of new  insurance  and  annuity  business  are deferred  to the  extent  such  costs  are  deemed  recoverable  from  future  profits.  For  annuity  products,  the  entire transfer-pricing  fee is deemed to be  related  to the  production  of new  annuity  business  and is  capitalized.  For life products,  there is a  look-through  into the  expenses  incurred by the  Prudential  agency  network and  expenses  that are considered  to be related  to the  production  of new  insurance  business  are  deferred.  The cost of policy  issuance  and underwriting  are also  considered to be related  primarily to the  production of new insurance and annuity  business and are fully  capitalized.  Deferred  policy  acquisition  costs  ("DAC") are subject to  recoverability  testing at the end of each accounting  period.  DAC, for applicable  products,  are adjusted for the impact of unrealized gains or losses on investments as if these  gains or losses had been  realized,  with  corresponding  credits  or charges  included  in  "Accumulated  other comprehensive income (loss)."

   Policy acquisition costs related to interest-sensitive  and variable life products and certain  investment-type  products are deferred and  amortized  over the expected  life of the  contracts  (periods  ranging from 25 to 30 years) in  proportion  to estimated gross profits arising  principally from investment  results,  mortality and expense margins,  and surrender charges based on historical and anticipated  future  experience,  which is updated  periodically.  The effect of changes to estimated gross profits on unamortized  DAC is reflected in "General,  administrative  and other expenses" in the period such estimated gross profits are revised.  DAC related to  non-participating  term  insurance  are  amortized  over the expected life of the contracts in proportion to premium income.

   The Company and Prudential  Insurance have offered  programs under which  policyholders,  for a selected  product or group of products,  can exchange an existing  policy or contract  issued by the Company or  Prudential  Insurance  for another form of policy or  contract.  These  transactions  are known as  internal  replacements.  If the  terms of the new  policies  are not substantially  similar to those of the former policy, the unamortized DAC on the surrendered  policies is immediately charged to expense.  If the new  policies  have terms that are  substantially  similar to those of the earlier  policies,  the DAC is retained with respect to the new policies and amortized over the life of the new policies.

   Securities loaned
   Securities  loaned are treated as  collateralized  financing  arrangements and are recorded at the amount of cash received as collateral.  The  Company  obtains  collateral  in an amount  equal to 102% and 105% of the fair  value of the  domestic  and foreign  securities,  respectively.  The  Company  monitors  the  market  value of  securities  loaned on a daily  basis with additional  collateral  obtained as necessary.  Non-cash  collateral received is not reflected in the statements of financial position  because the debtor  typically  has the right to redeem the  collateral on short  notice.  Substantially  all of the
   Company's securities loaned are with large brokerage firms.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
----------------------------------------------------------------------------------------------------------------------

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Securities sold under agreements to repurchase
   Securities sold under agreements to repurchase are treated as  collateralized  financing  arrangements and are carried at the amounts at which the securities will be subsequently  reacquired,  including accrued interest, as specified in the respective agreements.  Assets  to be  repurchased  are  the  same,  or  substantially  the  same,  as the  assets  transferred  and the transferor,  through right of  substitution,  maintains the right and ability to redeem the  collateral on short notice.  The market value of securities to be  repurchased  is monitored and  additional  collateral is obtained,  where  appropriate,  to protect against credit exposure.

   Securities lending and securities  repurchase  agreements are used to generate net investment  income.  These instruments are short-term in nature  (usually 30 days or less) and are  collateralized  by cash. The carrying  amounts of these  instruments approximate  fair value because of the relatively  short period of time between the  origination of the instruments and their expected realization.

   Separate account assets and liabilities
   Separate  account assets and  liabilities  are reported at estimated  fair value and represent  segregated  funds,  which are invested for certain  policyholders and other customers.  The assets consist of common stocks, fixed maturities,  real estate related  securities,  and short-term  investments.  The assets of each account are legally  segregated and are not subject to claims that arise out of any other  business of the  Company.  Investment  risks  associated  with market  value  changes are borne by the customers, except to the extent
   of minimum  guarantees made by the Company with respect to certain  accounts.  The investment  income and gains or losses for separate  accounts  generally  accrue  to the  policyholders  and  are not  included  in the  Statements  of  Operations  and comprehensive  Income.  Mortality,  policy  administration  and  surrender  charges on the  accounts  are included in "Policy charges and fee income."

   Separate  accounts  represent  funds for which  investment  income and  investment  gains and losses accrue  directly to, and investment  risk is borne by, the  policyholders,  with the  exception  of the Pruco Life of New Jersey  Modified  Guaranteed
   Annuity  Account.  The Pruco Life of New Jersey  Modified  Guaranteed  Annuity  Account is a non-unitized  separate  account, which funds the Modified  Guaranteed Annuity Contract and the Market Value Adjustment  Annuity Contract.  Owners of the Pruco
   Life of New Jersey Modified  Guaranteed  Annuity and the Market Value Adjustment  Annuity Contracts do not participate in the investment  gain or loss from assets relating to such accounts.  Such gain or loss is borne,  in total, by the Company.  Upon adoption of SOP 03-01  (described  below) on January 1, 2004,  the Company  will  reclassify  this  liability  from  Separate
   Account Liabilities to Policyholders' Account Balances.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Contingencies
   Amounts  related  to  contingencies  are  accrued if it is  probable  that a  liability  has been  incurred  and an amount is reasonably estimable.

    Other assets and other liabilities
   Other assets consist  primarily of reinsurance  recoverable,  premiums due and deferred,  deferred  sales  inducement  costs, certain restricted  assets, and receivables  resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses,  technical  overdrafts,  and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

   Insurance Revenue and Expense Recognition
   Premiums from insurance policies,  excluding  interest-sensitive life contracts,  are generally recognized when due. Benefits are recorded as an expense when they are incurred.  For traditional life insurance  contracts,  a liability for future policy benefits is recorded using the net level premium method.  For individual  annuities in payout status,  a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

   Certain  annuity  contracts  provide  the holder a  guarantee  that the  benefit  received  upon death will be no less than a minimum  prescribed  amount that is based upon a combination  of net deposits to the  contract,  net deposits to the contract accumulated  at a  specified  rate or the  highest  historical  account  value on a contract  anniversary.  To the extent the guaranteed  minimum death benefit exceeds the current  account value at the time of death,  the Company incurs a cost that is recorded as "Policyholders' benefits" for the period in which death occurs.

   Amounts  received as payment for  interest-sensitive  life,  individual  annuities and  guaranteed  investment  contracts are reported as deposits to  "Policyholders'  account balances."  Revenues from these contracts  reflected as "Policy charges and fee income" consist  primarily of fees assessed during the period against the  policyholders'  account balances for mortality charges,  policy  administration  charges and surrender  charges.  Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

   Premiums,  benefits and expenses are stated net of reinsurance ceded to other companies.  Estimated reinsurance  recoverables and the cost of reinsurance are recognized over the life of the reinsured  policies using  assumptions  consistent with those used to account for the underlying policies.

   Asset management fees
   Beginning  October 1, 2002, the Company  receives in accordance with a servicing  agreement with Prudential  Investments LLC, asset management fee income from  policyholder  account  balances  invested in The Prudential  Series Funds ("PSF").  The PSF are a portfolio  of mutual  fund  investments  related to the  Company's  separate  account  products  (refer to Note 12). In addition,  the Company receives fees from  policyholder  account  balances  invested in funds managed by companies other than
   Prudential Insurance. Asset management fees are recognized as income as earned.

   Derivative Financial Instruments
   The Company adopted SFAS No. 133,  "Accounting for Derivative  Instruments and Hedging  Activities" as amended, on January 1,
   2001.  Except as noted below,  the adoption of this statement did not have a material  impact on the results of operations of the Company.

   Upon its  adoption of FAS 133, the Company  reclassified  "held to maturity"  securities  with a fair value of  approximately
   $7.3 million to "available for sale" as permitted by the new standard. This reclassification  resulted in unrealized gains of
   $0.2 million, net of tax, which were recorded in "Accumulated Other Comprehensive income (loss)."

   Derivatives  are financial  instruments  whose values are derived from interest  rates,  foreign  exchange  rates,  financial indices,  or the value of  securities or  commodities.  Futures are the only  derivative  financial  instruments  used by the
   Company.  Derivative  positions are carried at estimated fair value,  generally by obtaining  quoted market prices or through the use of pricing models.  Values can be affected by changes in interest  rates,  foreign  exchange  rates,  credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Derivatives  are used to manage the  characteristics  of the Company's  asset/liability  mix, and to manage the interest rate and currency  characteristics of invested assets.  Additionally,  derivatives are used to seek to reduce exposure to interest rates and foreign  currency risks  associated with assets held or expected to be purchased or sold, and liabilities  incurred or expected to be incurred.

   The  Company  designates  derivatives  as  either  (1) a hedge  of the fair  value of a  recognized  asset  or  liability  or unrecognized  firm  commitment  ("fair value"  hedge),  (2) a hedge of a forecasted  transaction  or the  variability of cash flows to be received or paid  related to a recognized  asset or liability  ("cash  flow"  hedge),  (3) a foreign  currency or cash flow hedge  ("foreign  currency"  hedge),  (4) a hedge of a net investment in a foreign  operation,  or (5) a derivative entered  into as an  economic  hedge that does not  qualify  for hedge  accounting.  As of  December  31,  2003,  none of the
   Company's derivatives qualify for hedge accounting treatment.

   If a derivative  does not qualify for hedge  accounting,  it is recorded at fair value in "Other  long-term  investments"  or
   "Other  liabilities" in the Consolidated  Statements of Financial  Position.  Changes in fair value are included in "Realized investment losses net" without considering changes in fair value of the hedged assets or liabilities.

   The Company  occasionally is a party to a financial  instrument  that contains a derivative  instrument that is "embedded" in the  financial  instrument.  At  inception,  the  Company  assesses  whether the  economic  characteristics  of the  embedded derivative  are clearly and closely  related to the economic  characteristics  of the  remaining  component of the  financial instrument (i.e., the host contract) and whether a separate  instrument with the same terms as the embedded  instrument would meet the definition of a derivative  instrument.  When it is determined that (1) the embedded  derivative  possesses economic characteristics  that are not clearly and closely  related to the economic  characteristics  of the host contract,  and (2) a separate instrument with the same terms would qualify as a derivative  instrument,  the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment losses, net."

   Income Taxes
   The Company is a member of the  consolidated  federal income tax return of Prudential  Financial and files  separate  company state and local tax returns.  Pursuant to the tax allocation  arrangement  with  Prudential  Financial,  total federal income tax expense is  determined  on a separate  company  basis.  Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.  Deferred income taxes are generally  recognized,  based on enacted rates,  when assets and liabilities have different  values for financial  statement and tax reporting  purposes.  A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

   New Accounting Pronouncements
   In December 2003, the Financial Accounting  Standards Board ("FASB") revised  Interpretation  ("FIN") No. 46,  "Consolidation of Variable  Interest  Entities",  which was originally issued in January 2003. FIN No. 46 addresses whether certain types of entities,  referred to as variable interest entities ("VIEs"),  should be consolidated in a company's financial statements. A
   VIE is an entity  that  either  (1) has  equity  investors  that lack  certain  essential  characteristics  of a  controlling financial  interest  (including the ability to control the entity,  the obligation to absorb the entity's expected losses and the right to receive the entity's  expected residual  returns),  or (2) lacks sufficient equity to finance its own activities without  financial  support  provided  by other  entities,  which in turn  would be  expected  to absorb at least some of the expected  losses of the VIE.  An entity  should  consolidate  a VIE if it stands to absorb a majority  of the VIE's  expected losses or to  receive a majority  of the VIE's  expected  residual  returns.  The  Company  adopted  the  Interpretation  for relationships  with VIEs that began on or after February 1, 2003,  and on December 31, 2003 adopted the revised  guidance for all relationships  with VIEs that are special purpose entities  ("SPEs").  The Company will implement the revised guidance to relationships  with potential  VIEs that are not SPEs as of March 31, 2004.  The transition to the revised  guidance for SPEs as of  December  31,  2003 did not have a  material  effect on the  Company's  consolidated  financial  position,  results of operations or cash flows.  The Company does not believe the transition to the revised  guidance on March 31, 2004,  will have a material effect on the Company's consolidated financial position or results of operations.

   In July 2003,  the  Accounting  Standards  Executive  Committee  ("AcSEC")  of the American  Institute  of  Certified  Public
   Accountants  ("AICPA")  issued Statement of Position  ("SOP") 03-01,  "Accounting and Reporting by Insurance  Enterprises for
   Certain  Nontraditional  Long-Duration  Contracts  and for Separate  Accounts."  AcSEC has  developed  the SOP to address the evolution of product designs since the issuance of Statement of Financial  Accounting  Standards ("SFAS") No. 60, "Accounting
   and Reporting by Insurance  Enterprises,"  and SFAS No. 97,  "Accounting  and Reporting by Insurance  Enterprises for Certain
   Long-Duration  Contracts  and for  Realized  Gains and Losses  from the Sale of  Investments"  and the need for  interpretive guidance to be developed in three areas:  separate  account  presentation  and valuation;  the accounting  recognition  given sales inducements  (bonus interest,  bonus credits,  persistency  bonuses);  and the  classification and valuation of certain long-duration contract liabilities.

   The most significant  accounting  implications of the SOP are as follows:  (1) reporting and measuring assets and liabilities of separate  account  products as general account assets and liabilities  when specified  criteria are not met; (2) reporting and measuring  seed money in separate  accounts as general  account  assets based on the insurer's  proportionate  beneficial interest in the separate  account's  underlying  assets;  (3) capitalizing sales inducements that meet specified criteria and amortizing  such  amounts  over  the life of the  contracts  using  the same  methodology  as used  for  amortizing  deferred acquisition  costs, but immediately  expensing those sales inducements  accrued or credited if such criteria are not met; (4)
   recognizing  contractholder  liabilities for: (a) modified  guaranteed (market value adjusted) annuities at accreted balances
   that  do  not  include  the  then  current  market  value  surrender   adjustment,   (b)  two-tier  annuities  at  the  lower
   (non-annuitization)  tier account value,  (c) persistency  bonuses at amounts that are not reduced for expected  forfeitures,
   (d) group pension participating and similar general account "pass through" contracts that are not accounted for under SFAS No. 133 at amounts  based on the fair value of the assets or index that  determines  the  investment return pass  through;  (5)  establishing  an  additional  liability for  guaranteed  minimum death and similar  mortality and morbidity  benefits only for contracts  determined to have  mortality and morbidity  risk that is other than nominal and when the risk  charges  made for a period are not  proportionate  to the risk borne  during  that  period;  and (6) for  contracts containing an annuitization  benefits  contract  feature,  if such contract feature is not accounted for under the provisions of SFAS  No.  133  establishing  an  additional  liability  for  the  contract  feature  if the  present  value  of  expected
   annuitization   payments  at  the  expected  annuitization  date  exceeds  the  expected  account  balance  at  the  expected annuitization date.

   The Company will adopt the SOP  effective  January 1, 2004.  The effect of initially  adopting this SOP will be reported as a cumulative  effect of a change in accounting  principle in the 2004 results of operations,  which the Company expects to be a charge of  approximately  $.2  million,  net of taxes.  This  charge is caused  primarily  by an  increase  in  reserves  for guaranteed  minimum  death  benefits  relating to our  individual  variable  annuity  contracts  and the impact of converting certain  individual  market value adjusted  annuity (MVA)  contracts from separate  account  accounting  treatment to general account accounting treatment.

   In April 2003, the FASB issued Statement No. 133 Implementation  Issue No. B36, "Embedded  Derivatives:  Modified Coinsurance
   Arrangements  and Debt Instruments  That  Incorporate  Credit Risk Exposures That Are Unrelated or Only Partially  Related to
   the  Creditworthiness  of the Obligor  Under  Those  Instruments."  Implementation  Issue No. B36  indicates  that a modified coinsurance  arrangement  ("modco"),  in which funds are withheld by the ceding  insurer and a return on those withheld funds is paid based on the ceding  company's  return on certain of its  investments,  generally  contains  an  embedded  derivative feature  that is not clearly  and closely  related to the host  contract  and should be  bifurcated  in  accordance  with the provisions of SFAS No. 133, "Accounting for Derivative  Instruments and Hedging  Activities."  Effective October 1, 2003, the
   Company  adopted the guidance  prospectively  for existing  contracts and all future  transactions.  As permitted by SFAS No.
   133, all contracts  entered into prior to January 1, 1999, were  grandfathered and are exempt from the provisions of SFAS No.
   133 that  relate to embedded  derivatives.  The  application  of  Implementation  Issue No. B36 did not have an effect on the consolidated financial position or results of operations of the Company.

   In May 2003,  the FASB issued SFAS No. 150,  "Accounting  for Certain  Financial  Instruments  with  Characteristics  of both
   Liabilities  and Equity." SFAS No. 150 generally  applies to  instruments  that are  mandatorily  redeemable,  that represent obligations  that will be settled with a variable  number of company  shares,  or that  represent an obligation to purchase a fixed number of company shares.  For  instruments  within its scope,  the statement  requires  classification  as a liability with initial  measurement  at fair value.  Subsequent  measurement  depends upon the certainty of the terms of the settlement
   (such as amount and timing) and whether the  obligation  will be settled by a transfer of assets or by issuance of a fixed or variable  number of equity  shares.  The  Company's  adoption of SFAS No.  150,  as of July 1, 2003,  did not have a material effect on the Company's consolidated financial position or results of operations.

   In July 2002, the FASB issued SFAS No. 146,  "Accounting  for Costs  Associated with Exit or Disposal  Activities."  SFAS No.
   146 requires that a liability for costs  associated  with an exit or disposal  activity be recognized and measured  initially at fair value only when the  liability is incurred.  Prior to the adoption of SFAS No. 146,  such amounts were  recorded upon the  Company's  commitment to a  restructuring  plan.  The Company has adopted this  statement  for  applicable  transactions occurring on or after January 1, 2003.

   In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure  Requirements for Guarantees,  Including
   Indirect Guarantees of Indebtedness of Others." FIN No. 45 expands existing  accounting guidance and disclosure  requirements for certain  guarantees and requires the recognition of a liability for the fair value of certain types of guarantees  issued or modified after December 31, 2002.  The January 1, 2003 adoption of the  Interpretation's  guidance did not have a material effect on the Company's financial position.

   In June  2001,  the FASB  issued  SFAS No.  142,  "Goodwill  and Other  Intangible  Assets."  SFAS No. 142  requires  that an intangible  asset acquired  either  individually  or with a group of other assets shall  initially be recognized and measured based on fair value.  An intangible  asset with a finite life is amortized over its useful life to the reporting  entity;  an intangible  asset with an indefinite  useful life,  including  goodwill,  is not amortized.  All indefinite  lived intangible assets shall be tested for  impairment in accordance  with the statement.  The Company  adopted SFAS No. 142 as of January 1,
   2002.

   In August 2001,  the FASB issued SFAS No. 144,  "Accounting  for the  Impairment or Disposal of Long-Lived  Assets." SFAS No.
   144 eliminated the requirement  that  discontinued  operations be measured at net realizable  value or that entities  include losses that have not yet  occurred.  SFAS No. 144  eliminated  the  exception to  consolidation  for a  subsidiary  for which control is likely to be  temporary.  The  implementation  of this  provision  was not  material  to the  Company's  financial position.  SFAS No. 144 requires that  long-lived  assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  An  impairment  for assets that are not to be disposed of is  recognized  only if the carrying amounts of long-lived  assets are not recoverable and exceed their fair values.  Additionally,  SFAS No. 144 expands the scope of  discontinued  operations to include all components of an entity with  operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be
   eliminated from the ongoing  operations of the entity in a disposal  transaction.  The Company adopted SFAS No. 144 effective
   January 1, 2002.

   Reclassifications
   Certain amounts in the prior years have been reclassified to conform to the current year presentation.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   3.  INVESTMENTS

   Fixed Maturities
   The following tables provide additional information relating to fixed maturities as of December 31:

                                                                             2003
                                            --------------------------------------------------------------
                                                                 Gross           Gross        Estimated
                                               Amortized       unrealized     unrealized         fair
                                                  cost           gains          losses          value
                                            --------------- ----------------------------------------------
                                                                    (in thousands)
      Fixed maturities available for sale
      U.S. Treasury securities and obligations of
      U.S. Government corporations and agencies
                                                 $ 31,909         $  668          $    -       $ 32,577

      Foreign government bonds                      1,024            174               -          1,198

      Corporate securities                        699,928         36,179             964        735,143

      Mortgage-backed securities                   13,509            258               -         13,767
                                             -------------------------------------------------------------

      Total fixed maturities available for       $746,370       $ 37,279         $   964       $782,685
      sale
                                             =============================================================

                                                                             2002
                                            --------------------------------------------------------------
                                                                Gross          Gross         Estimated
                                              Amortized      unrealized      unrealized         fair
                                                 cost           gains          losses          value
                                            ---------------------------------------------- ---------------
                                                                    (in thousands)
      Fixed maturities available for sale
      U.S. Treasury securities and obligations of
      U.S. Government corporations and agencies
                                                  $ 42,149       $  1,222          $    -        $ 43,371

      Foreign government bonds                       4,027            280               -           4,307

      Corporate securities                         464,235         29,148           2,957         490,426

      Mortgage-backed securities                    15,455            342               -          15,797
                                             ------------------------------- --------------- ---------------

      Total fixed maturities available for        $525,866       $ 30,992        $  2,957       $ 553,901
      sale
                                             =============================== =============== ===============

    Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   3.  INVESTMENTS (continued)

   The amortized cost and estimated  fair value of fixed  maturities,  by contractual  maturities at December 31, 2003, is shown below:

                                             Available for Sale
                                     -----------------------------------
                                        Amortized      Estimated fair
                                          cost              value
                                     -----------------------------------
                                               (in thousands)

   Due in one year or less               $  19,489         $   19,963

   Due after one year through five         395,284            413,087
   years

   Due after five years through ten        258,009            272,727
   years

   Due after ten years                      60,079             63,140

   Mortgage-backed securities               13,509             13,768
                                     ---------------- ------------------

   Total                                $  746,370         $  782,685
                                     ================ ==================

   Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

   Proceeds  from the sale of fixed  maturities  available  for sale during 2003,  2002,  and 2001 were $275.3  million,  $262.4 million,  and $552.4 million,  respectively.  Gross gains of $2.4 million,  $4.9 million, and $10.1 million, and gross losses of $1.5 million,  $8.5 million,  and $10.1 million were realized on those sales during 2003,  2002,  and 2001,  respectively.
   Proceeds from  maturities of fixed  maturities  available for sale during 2003,  2002, and 2001 were $39.3 million,  and $9.0 million, and $0.5 million, respectively.

   Writedowns  for  impairments  that were  deemed to be other than  temporary  for fixed  maturities  were $2.0  million,  $9.0 million, and $7.8 million for the years 2003, 2002 and 2001, respectively.

   Investment Income and Investment Gains and Losses

   Net investment income arose from the following sources for the years ended December 31:

                                                      2003               2002               2001
                                               ------------------ ------------------ -------------------
                                                                  (in thousands)

      Fixed maturities                         $        36,587    $        35,078    $         46,813
      Policy loans                                       8,463              8,715              8,647
      Short-term investments and cash                    1,430              1,852              4,496
      equivalents
      Other                                                535                932               (418)
                                               ------------------ ------------------ -------------------
      Gross investment income                           47,015             46,577             59,538
      Less investment expenses                          (1,867)            (1,765)            (3,557)
                                               ------------------ ------------------ -------------------
      Net investment income                     $       45,148    $        44,812    $        55,981
                                               ================== ================== ===================

    Pruco Life Insurance Company of New Jersey

--------------------------------------------------------------------------------------------------------------------------------
   Notes to Financial Statements

   3.  INVESTMENTS (continued)

   Realized  investment  losses,  net,  including  charges for other than  temporary  reductions  in value,  for the years ended
   December 31, were from the following sources:

                                                      2003               2002               2001
                                               ------------------ ------------------ -------------------
                                                                  (in thousands)

      Fixed maturities                           $      (1,123)   $                  $
                                                                          (12,690)            (7,807)
      Derivatives                                          285             (1,514)            (1,823)
                                               ------------------ ------------------ -------------------
      Realized investment losses, net           $         (838)   $       (14,204)   $        (9,630)
                                               =========================================================

            Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2003:

                                               Less than twelve         Twelve months or                  Total
                                                    months                    more
                                            -----------------------     ----------------------    -----------------------
                                            ---------- ------------     --------- ------------    --------- -------------
                                            Fair       Unrealized       Fair      Unrealized      Fair      Unrealized
                                            Value      Losses           Value     Losses          Value     Losses
                                            ---------- ------------     --------- ------------    --------- -------------
                                                                           (in thousands)
Fixed maturities:
U.S. Treasury securities and obligations
of U.S. government corporations and
agencies                                      $ 5,694       $   -          $   -       $    -       $ 5,694       $    -
US Corporate securities                        99,766         879          3,061           85       102,827          964
                                            ---------- -----------     ---------- ------------    ---------- ------------
                                            ---------- -----------     ---------- ------------    ---------- ------------
Total                                        $105,460      $  879         $3,061       $   85      $108,521      $   964
                                            ========== ===========     ========== ============    ========== ============

As of December 31, 2003, gross unrealized  losses on fixed maturities  totaled  approximately  $1.0 million  comprising 48 issuers.
Of this  amount,  there was $.9  million in the less than  twelve  months  category  comprising  46 issuers  and $.1 million in the greater than twelve months  category  comprising 2 issuers.  None of the gross  unrealized  losses are related to below  investment grade  securities.  The gross unrealized  losses of twelve months or more were concentrated in the finance sector and there were no individual  issuers  with  gross  unrealized  losses  greater  than $.1  million.  Based on a review  of the above  information  in conjunction  with other  factors as outlined  in our policy  surrounding  other than  temporary  impairments  (see Note 2), we have concluded that an adjustment for other than temporary impairments is not warranted at December 31, 2003.

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment  securities it owns to unaffiliated  parties through certain  transactions  including  securities lending,  securities sold under  agreements to repurchase,  and futures  contracts.  At December 31, 2003 and 2002, the carrying values of fixed  maturities  available  for sale pledged to third parties as reported in the  Statements  of Financial  Position were $90.7 million and $56.6 million, respectively.

Fixed  maturities  of $0.5 million at December 31, 2003 and 2002 were on deposit with  governmental  authorities  or trustees as required by certain insurance laws.

    Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   3.  INVESTMENTS (continued)

   Net Unrealized Investment Gains (Losses)

   Net unrealized  investment gains on fixed maturities  available for sale are included in the Statements of Financial Position as a component of "Accumulated  other  comprehensive  income."  Changes in these amounts include  adjustments to exclude from
   "Other  comprehensive  income  (loss)"  those items that are included as part of "net income" for a period that also had been part of "Other  comprehensive  income  (loss)" in earlier  periods.  The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                         Accumulated other
                                                                Deferred                    Deferred       comprehensive
                                                Unrealized       policy    Policyholders'  income tax      income (loss)
                                              gains (losses)  acquisition     account      (liability)    related to net
                                              on investments     costs        balances       benefit        unrealized
                                                                                                            investment
                                                                                                          gains (losses)
                                              ----------------------------------------------------------------------------
                                                                       (in thousands)
  Balance, January 1, 2001                        $  (2,007)      $  975        $  (162)       $  431          $   (763)
     Net investment gains on investments
     arising during the period                        5,938            -              -        (2,138)            3,800

     Reclassification adjustment for losses
     included in net income                           7,807            -              -        (2,810)            4,997

     Impact of net unrealized investment
     gains  on deferred policy acquisition
     costs                                                -       (8,109)             -         2,919            (5,190)

     Impact of net unrealized investment
     gains  on policyholders' account
     balances                                             -            -          1,376          (496)              880

                                             ----------------------------------------------------------- -------------------
  Balance, December 31, 2001                         11,738       (7,134)         1,214        (2,094)            3,724
     Net investment gains on investments
     arising  during the period                       3,607            -              -        (1,299)            2,308

     Reclassification adjustment for losses
     included in net income                          12,690            -              -        (4,568)            8,122

     Impact of net unrealized investment
     gains on deferred policy acquisition
     costs                                                -       (9,128)                       3,286            (5,842)

     Impact of net unrealized investment
     gains  on policyholders' account
     balances                                             -            -          2,161          (778)            1,383

                                              -----------------------------------------------------------------------------
  Balance, December 31, 2002                         28,035      (16,262)         3,375        (5,453)              9,695

     Net investment gains on investments
     arising  during the period                       7,160                                    (2,577)              4,583

     Reclassification adjustment for losses
     included in net income                           1,123                                      (404)                719

     Impact of net unrealized investment
     gains on deferred policy acquisition
     costs                                                        (3,662)                       1,318              (2,344)

     Impact of net unrealized investment
     gains on policyholders' account
     balances                                                                       821          (296)                525
                                             ----------------------------------------------------------- -------------------
  Balance, December 31, 2003                 $       36,318    $ (19,924)      $  4,196     $  (7,412)          $   3,178
                                             =========================================================== ===================

    Pruco Life Insurance Company of New Jersey

--------------------------------------------------------------------------------------------------------------------------------
   Notes to Financial Statements

4.       DEFERRED POLICY ACQUISITION COSTS

   The balance of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                                2003              2002              2001
                                                          -----------------------------------------------------
                                                                              (in thousands)
   Balance, beginning of year                                 $ 137,053           $ 118,975       $  116,653
   Capitalization of commissions, sales and issue
   expenses                                                      60,669              51,974           25,953
   Amortization                                                 (17,531)            (24,768)         (15,522)
   Change in unrealized investment gains                         (3,662)             (9,128)          (8,109)
                                                          -----------------------------------------------------
   Balance, end of year                                       $ 176,529           $ 137,053       $  118,975
                                                        =======================================================

   5.  POLICYHOLDERS' LIABILITIES

   Future policy benefits and other policyholder liabilities at December 31 are as follows:

                                                        2003                    2002
                                                 -------------------     ------------------
                                                               (in thousands)

            Life insurance                            $   154,410            $   129,607
            Annuities                                       4,342                  4,601
                                                 -------------------     ------------------
            Total future policy benefits              $   158,752            $   134,208
                                                 ===================     ==================

   Life  insurance  liabilities  include  reserves for death benefits and other policy  benefits.  Annuity  liabilities  include reserves for annuities that are in payout status.

   Future  policy  benefits for life  insurance  are based on the net level  premium  method,  calculated  using the  guaranteed mortality and nonforfeiture rates, which range from 2.50% to 7.25%.

   Future  policy  benefits for  individual  annuities  are equal to the  aggregate of 1) the present  value of expected  future payments on the basis of actuarial assumptions  established at issue, and 2) any premium deficiency reserves.  Assumptions as to mortality are based on the Company's  experience when the basis of the reserve is established.  The interest rates used in the  determination of the individual  annuities  reserves range from 6.00% to 8.75%, with less than 15% of the reserves based on an interest rate in excess of 8%.

    Policyholders' account balances at December 31 are as follows:

                                                          2003                     2002
                                                   -------------------      -------------------
                                                                    (in thousands)

            Interest-sensitive life contracts            $  390,044               $  367,832
            Individual annuities                            285,779                  161,501
                                                   -------------------      -------------------
            Total policyholders' account balances        $  675,823               $  529,333
                                                   ===================      ===================

   Policyholders'  account balances for  interest-sensitive  life and individual  annuities represent an accumulation of account deposits plus credited  interest  less  withdrawals,  expenses and mortality  charges.  Interest  crediting  rates range from
   4.00% to 6.10% for interest-sensitive  life contracts.  Interest crediting rates for individual annuities range from 1.50% to
   5.40%.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

6.       REINSURANCE

   The Company  participates  in  reinsurance,  with  Prudential  Insurance  and other  companies,  in order to provide  greater diversification of business,  provide additional  capacity for future growth and limit the maximum net loss potential arising from large risks.  Life  reinsurance is accomplished  through various plans of reinsurance,  primarily  yearly renewable term and coinsurance.  Reinsurance  ceded  arrangements do not discharge the Company as the primary insurer.  Ceded balances would represent a liability of the Company in the event the reinsurers  were unable to meet their  obligations to the Company under the terms of the  reinsurance  agreements.  The likelihood of a material  reinsurance  liability  reassumed by the Company is considered to be remote.

   Reinsurance  premiums,  commissions,  expense  reimbursements,  benefits  and  reserves  related to  reinsured  long-duration contracts are accounted for over the life of the underlying  reinsured  contracts  using  assumptions  consistent  with those used to account for the underlying  contracts.  Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

   Reinsurance  amounts  included in the Statement of Operations  and  Comprehensive  Income for the years ended December 31 are below.

                                                           2002              2002             2001
                                                     ----------------- ----------------------------------
                                                                              (in thousands)
   Direct premiums and policy charges and fee income       $  119,381         $ 104,180         $ 68,889
        Reinsurance ceded                                     (11,180)           (5,415)          (2,797)
                                                     ----------------- ----------------------------------
   Premiums and policy charges and fee income              $  108,201         $  98,765         $ 66,092

   Policyholders' benefits ceded                            $  11,223         $  12,929          $   762

   Reinsurance ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income.
   Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

   Reinsurance  recoverables,  included in "Other  assets" in the Company's  Statements of Financial  Position,  at December 31,
   2003 and 2002 were $17.8 million and $15.7 million, respectively.

    The gross and net amounts of life insurance in force at December 31, were as follows:

                                                      2003              2002                2001
                                                 --------------    ---------------    ----------------
                                                                   (in thousands)

     Life insurance face amount in force         $  31,868,113     $ 21,119,708       $  11,071,045
     Ceded to other companies                      (17,782,119)      (9,866,510)         (3,697,344)
                                                 --------------    ---------------    ----------------
     Net amount of life insurance in force        $ 14,085,994     $ 11,253,198       $   7,373,701
                                                 ==============    ===============    ================

    Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   7.  INCOME TAXES

   The components of income taxes for the years ended December 31, are as follows:

                                                            2003                2002                2001
                                                     -----------------   ----------------    ----------------
                                                                           (in thousands)
                  Current tax (benefit) expense:
                     U.S.                              $   (15,103)         $   (8,975)        $   (3,756)
                     State and local                             -                 258                153
                                                     -----------------   ----------------    ----------------
                   Total                                   (15,103)             (8,717)            (3,603)
                                                     -----------------   ----------------    ----------------

                  Deferred tax expense (benefit):
                     U.S.                                   23,735               3,918             10,019
                     State and local                           302                (360)                88
                                                     -----------------   ----------------    ----------------
                     Total                                  24,037               3,558             10,107
                                                     -----------------   ----------------    ----------------

                   Total income tax expense (benefit)   $    8,934           $  (5,159)         $   6,504
                                                     =================   ================    ================

   The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                                             2003               2002               2001
                                                     ------------------   ---------------   -----------------
                                                                           (in thousands)

                  Expected federal income tax expense   $  10,343            $    3,573        $    7,734
                  State and local income taxes                197                   (66)              157
                  Non taxable investment income            (2,583)               (8,505)           (1,558)
                  Other                                       977                  (161)              171
                                                     ------------------   ----------------  -----------------
                  Total income tax expense (benefit)    $   8,934            $   (5,159)       $    6,504
                                                     ==================   ================  =================

   Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                                  2003                2002
                                                            ---------------   ------------------
                                                                        (in thousands)
                  Deferred tax assets
                     Insurance reserves                     $           -        $      2,124
                     Net operating loss                             1,074               1,938
                     Investments                                    1,673               4,180
                     Other                                            204                   -
                                                            ---------------     ----------------
                     Deferred tax assets                            2,951               8,242
                                                            ---------------     ----------------

                  Deferred tax liabilities
                     Insurance reserves                      $      7,420       $           -
                     Deferred acquisition costs                    48,271              35,778
                     Net unrealized gains on securities            13,075              10,093
                     Other                                              -               2,189
                                                            ---------------     ----------------
                     Deferred tax liabilities                      68,766              48,060
                                                            ---------------     ----------------

                  Net deferred tax liability                  $    65,815         $    39,818
                                                            ===============     ================

   Management  believes that based on its historical  pattern of taxable income,  the Company will produce  sufficient income in the future to realize its deferred tax assets after  valuation  allowance.  Adjustments  to the valuation  allowance  will be made if there is a change  in  management's  assessment  of the  amount of the  deferred  tax asset  that is  realizable.  At
   December  31,  2003 and 2002,  respectively,  the  Company  had state  operating  loss  carryforwards  of $70 million and $17 million,  which expire by 2018. At December 31, 2002,  the Company had federal and state capital loss  carryforwards  of $4.6 million.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   7.  INCOME TAXES (continued)

   The Internal Revenue Service (the "Service") has completed all  examinations of the  consolidated  federal income tax returns through 1996. The Service has begun its  examination of 1997 through 2001.  Management  believes  sufficient  provisions have been made for potential adjustments.

   8.  STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

   The Company is required to prepare  statutory  financial  statements in accordance  with accounting  practices  prescribed or permitted by the New Jersey Department of Banking and Insurance.  Statutory  accounting  practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred,  establishing  future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

   Statutory net income (loss) of the Company  amounted to $(60.2) million,  $(45.0) million,  and $(12.1) million for the years ended December 31, 2003, 2002 and 2001,  respectively.  Statutory  surplus of the Company amounted to $89.5 million and $63.8 million at December 31, 2003 and 2002,  respectively.  The statutory losses in 2003, 2002, and 2001 were primarily attributed to the surplus strain from new business,  which results from higher commissions and selling expenses,  which are not deferred under statutory accounting, and from increases to reserves.

   In March 1998,  the NAIC adopted the  Codification  of  Statutory  Accounting  Principles  guidance  ("Codification"),  which replaced the current  Accounting  Practices and Procedures  manual as the NAIC's primary guidance on statutory  accounting as of January 1, 2001.  Codification  provided  guidance  for areas  where  statutory  accounting  had been  silent and  changed current statutory  accounting in certain areas. The Company adopted the Codification  guidance  effective January 1, 2001. As a result of these changes,  the Company reported an increase to statutory  surplus of $7 million,  primarily  relating to the recognition of deferred tax assets.

   The  Company  is subject  to New  Jersey  law.  The  maximum  amount of  dividends,  which can be paid by State of New Jersey
   insurance   companies   to   shareholders   without   prior   approval  of  the   Insurance   Commissioner,   is  subject  to
   N.J.S.A.17:27A-4.c(2)(b).  Based on 2003 earnings, there is no capacity to pay a dividend without prior approval in 2004.

   The Company received  approval from the New Jersey  Commissioner of Insurance to pay an extraordinary  dividend to its Parent in 2001 of  $186 million. The Company received a $40 million capital contribution from its Parent during 2003.

   9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values presented below have been determined using available market  information and by applying  valuation methodologies.  Considerable  judgment is applied in interpreting  data to develop the estimates of fair value.  Estimates of fair values may not be realized in a current market  exchange.  The use of different  market  assumptions  and/or  estimation methodologies  could have a material effect on the estimated fair values.  The following methods and assumptions were used in calculating  the  estimated  fair values (for all other  financial  instruments  presented in the table,  the carrying  value approximates estimated fair value).

   Fixed maturities
   Estimated fair values for fixed  maturities,  other than private placement  securities,  are based on quoted market prices or estimates from independent pricing services.  Generally,  fair values for private placement  securities are estimated using a discounted  cash flow model which  considers the current market spreads  between the U.S.  Treasury yield curve and corporate bond yield curve,  adjusted for the type of issue,  its current credit quality and its remaining  average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

   Policy loans
   The estimated fair value of policy loans is calculated  using a discounted  cash flow model based upon current U.S.  Treasury rates and historical loan repayment patterns.

   Investment contracts
   For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

   Derivative financial instruments
   See note 10 for disclosure of fair value on these instruments.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

   9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

   The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at
   December 31:
                                                       2003                                     2002
                                        ----------------------------------    -----------------------------------
                                              Carrying         Estimated            Carrying          Estimated
                                               value          fair value              value          fair value
                                        ---------------- -----------------    ----------------- -----------------
                                                                     (in thousands)
      Financial assets:

      Fixed  maturities  available  for
      sale                                 $  782,685        $  782,685            $ 553,901         $ 553,901
         Policy loans                         154,659           175,659              158,431           185,715
         Short-term investments                44,571            44,571               30,158            30,158
         Cash and cash equivalents             72,547            72,547               61,482            61,482
         Separate accounts assets           1,926,301         1,926,301            1,590,335         1,590,335

      Financial liabilities:
         Investment contracts              $  312,635        $  312,635            $ 178,086         $ 178,086
         Cash    collateral   for   loaned
         securities                            78,855            78,855               25,035            25,035
         Securities sold under agreement
             to repurchase                     14,483            14,483               31,713            31,713
         Separate accounts liabilities      1,926,301         1,926,301            1,590,335         1,590,335

10.      DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

   Futures
   Exchange-traded  treasury  futures are used by the Company to reduce  market risks from changes in interest  rates,  to alter mismatches  between the duration of assets in a portfolio and the duration of  liabilities  supported by those assets.  As an example,  the Company  agrees to purchase or sell a specified  number of contracts,  the value of which are determined by the value of  designated  classes  of  securities,  and to post  variation  margin  on a daily  basis in an  amount  equal to the difference in the daily market values of those  contracts.  The Company  enters into  exchange-traded  futures with regulated futures commissions merchants who are members of a trading exchange.

   Treasury  futures  are  used  to  manage  duration  mismatches  between  assets  and  liabilities  by  replicating   Treasury
   performance.  Treasury  futures  move  substantially  in value as interest  rates  change and can be used to modify  existing interest rate risk.  This strategy  protects  against the risk that cash flow  requirements  may  necessitate  liquidation of investments at unfavorable  prices  resulting  from increases in interest  rates.  This strategy can be a more cost effective way of temporarily  reducing the Company's  exposure to a market decline that selling fixed income  securities and purchasing a similar portfolio when such a decline is believed to be over.

   The notional and fair value of futures  contracts  was $5.6 million and $3 thousand at December 31, 2003,  respectively.  The notional and fair value of futures contracts was $12.4 million and $400 thousand at December 31, 2002, respectively.

   Credit Risk
   The Company is exposed to credit-related  losses in the event of  nonperformance  by  counterparties to derivative  financial instruments.  Generally,  the current credit exposure of the Company's  derivative  contracts is limited to the fair value at the reporting  date.  The credit  exposure of the  Company's  swaps  transactions  is  represented  by the fair value (market value) of contracts  with a positive fair value (market value) at the reporting  date.  Because  exchange-traded  futures are effected through  regulated  exchanges,  and positions are marked to market on a daily basis, the Company has little exposure to  credit-related  losses in the event of  nonperformance  by  counterparties  to such  financial  instruments.  The  credit exposure of  exchange-traded  instruments is represented by the negative change,  if any, in the fair value (market value) of contracts from the fair value (market value) at the reporting date.

   The Company manages credit risk by entering into  transactions  with  creditworthy  counterparties  and obtaining  collateral where appropriate and customary.  In addition,  the Company enters into over-the-counter  swaps pursuant to master agreements that  provide  for a single net  payment  to be made by one  counterparty  to another at each due date and upon  termination.
   Likewise,  the Company  effects  exchange-traded  futures and options  through  regulated  exchanges and these  positions are marked to market on a daily basis.

Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

11.      CONTINGENCIES AND LITIGATION

   Contingencies
   On an ongoing basis,  our internal  supervisory and control  functions  review the quality of our sales,  marketing and other customer  interface  procedures  and  practices  and may  recommend  modifications  or  enhancements.  In certain  cases,  if appropriate,  we  may  offer  customers  remediation  and  may  incur  charges,  including  the  cost  of  such  remediation, administrative costs and regulatory fines.

   Prudential  Insurance and its affiliates have received formal  requests for  information  relating to their variable  annuity business  from  regulators  and  governmental  authorities.  The  regulators  and  authorities  include,  among  others,  the
   Securities  and Exchange  Commission,  the NASD and the State of New York Attorney  General's  Office.  Prudential  Insurance
   and its affiliates are cooperating with all such inquiries and are conducting their own internal review.

   It is possible  that the results of  operations  or the cash flow of the Company in a particular  quarterly or annual  period could be materially  affected as a result of payments in connection  with the matters  discussed  above  depending,  in part, upon the results of operations or cash flow for such period.  Management  believes,  however,  that the ultimate  payments in connection with these matters should not have a material adverse effect on the Company's financial position.

   Litigation
   The Company is subject to legal and regulatory  actions in the ordinary  course of its  businesses,  including class actions.
   Pending legal and regulatory  actions  include  proceedings  relating to aspects of the  businesses  and operations  that are specific to the Company and that are typical of the  businesses in which the Company  operates.  Class action and  individual lawsuits  involve a variety of issues and/or  allegations,  which include sales  practices,  underwriting  practices,  claims payment and procedures,  premium charges,  policy servicing and breach of fiduciary duties to customers.  We are also subject to litigation arising out of our general business activities,  such as our investments and third party contracts.  In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

   The  Company's  litigation is subject to many  uncertainties,  and given the  complexity  and scope,  the outcomes  cannot be predicted.  It is  possible  that the results of  operations  or the cash flow of the Company in a  particular  quarterly  or annual  period could be  materially  affected by an ultimate  unfavorable  resolution of pending  litigation  and  regulatory matters.  Management  believes,  however,  that the ultimate outcome of all pending  litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

   12.  RELATED PARTY TRANSACTIONS

   The Company has extensive  transactions and  relationships  with Prudential  Insurance and other  affiliates.  It is possible that the terms of these  transactions  are not the same as those that would result from  transactions  among wholly unrelated parties.

   Expense Charges and Allocations
   Many of the Company's  expenses are  allocations or charges from  Prudential  Insurance or other  affiliates.  These expenses can be grouped into the following categories: general and administrative expenses and agency distribution expenses.

   The  Company's  general and  administrative  expenses  are charged to the Company  using  allocation  methodologies  based on business  processes.  Management  believes that the  methodology  is  reasonable  and reflects  costs  incurred by Prudential
   Insurance  to process  transactions  on behalf of the  Company.  The Company  operates  under  service  and lease  agreements whereby  services of  officers  and  employees,  supplies,  use of  equipment  and office  space are  provided by  Prudential
   Insurance.  Beginning in 2003,  general and  administrative  expenses  include  allocations  of stock  compensation  expenses related to a stock option program and a deferred compensation program issued by Prudential Financial.

   The  Company is charged  distribution  expenses  from  Prudential's  agency  network for both its  domestic  life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

   Pruco Life Insurance Company of New Jersey

   Notes to Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

12.      RELATED PARTY TRANSACTIONS (Continued)

   Affiliated Asset Management Fee Income
   Beginning  October 1, 2002, in accordance with a servicing  agreement with Prudential  Investments  LLC, the Company receives fee income from policyholder  account balances  invested in the Prudential Series Funds ("PSF").  These revenues are recorded as "Asset management fees" in the Statements of Operations and Comprehensive Income.

   Corporate Owned Life Insurance
   The Company has sold two Corporate  Owned Life  Insurance  ("COLI")  policies to  Prudential  Insurance.  The cash  surrender value  included in separate  accounts  was $430.0  million and $359.6  million at December  31, 2003 and  December  31, 2002, respectively.  Fees related to the COLI  policies  were $3.4 million and $7.1 million for the years ending  December 31, 2003 and 2002.

   Reinsurance with Affiliates
   The Company  currently has a reinsurance  agreement in place with  Prudential  Insurance ("the  reinsurer").  The reinsurance agreement is a yearly  renewable  term  agreement in which the Company may offer and the reinsurer may accept  reinsurance on any life in excess of the  Company's  maximum limit of  retention.  The Company is not relieved of its primary  obligation to the policyholder as a result of these reinsurance transactions.

   Affiliated  premiums ceded from these life  reinsurance  agreements  for the periods ended December 31, 2003,  2002, and 2001 were $.7 million,  $.5 million, and $.3 million,  respectively.  Affiliated benefits ceded for the periods ended December 31,
   2003, 2002, and 2001 from these life reinsurance agreements are $0 in 2003, $7.5 million in 2002, and $0 in 2001.

   Debt Agreements
   The Company and its parent,  Pruco Life,  have a revolving  line of credit  facility of up to $800  million  with  Prudential
   Funding,  LLC, a wholly owned  subsidiary of Prudential  Insurance.  The total of asset-based  financing and borrowing  under this credit  facility  for the Company  and its parent  cannot be more than $800  million.  There is no  outstanding  debt to
   Prudential Funding, LLC as of December 31, 2003 or December 31, 2002.

   13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized in the table below:

                                                                      Three months ended
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
                                                   March 31        June 30       September 30     December 31
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
   2003                                                                 (in thousands)
   Total revenues                                      $35,410        $42,421          $38,893         $41,533
   Total benefits and expenses                          32,104         33,770           33,297          29,535
   Income (loss) from operations before income
   taxes                                                 3,306          8,651            5,596          11,998
   Net income (loss)                                     2,633          5,932            3,229           8,823
                                              -----------------------------------------------------------------

                                              -----------------------------------------------------------------
   2002                                                                 (in thousands)
   Total revenues                                      $26,592        $28,879          $31,221         $45,654
   Total benefits and expenses                          23,125         28,125           33,146          37,741
   Income (loss) from operations before income
   taxes                                                 3,467            754          (1,925)           7,913
   Net income (loss)                                     2,488            302            1,518          11,060

                                                  Report of Independent Auditors

   To the Board of Directors and Stockholder of
   Pruco Life Insurance Company of New Jersey

   In our opinion,  the financial  statements  listed in the accompanying  index present fairly, in all material  respects,  the financial  position of Pruco Life  Insurance  Company of New Jersey (an indirect,  wholly-owned  subsidiary of The Prudential
   Insurance  Company of America) at December 31, 2003 and 2002,  and the results of its  operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity  with  accounting  principles  generally  accepted in the  United  States  of  America.  These  financial  statements  are the  responsibility  of the  Company's  management;  our responsibility  is to express an opinion on these  financial  statements  based on our  audits.  We  conducted  our audits of these  statements in accordance with auditing  standards  generally  accepted in the United States of America,  which require that we plan and  perform  the audit to obtain  reasonable  assurance  about  whether the  financial  statements  are free of material  misstatement.  An audit includes  examining,  on a test basis,  evidence  supporting the amounts and disclosures in the financial  statements,  assessing the accounting  principles  used and  significant  estimates  made by  management,  and evaluating  the overall  financial  statement  presentation.  We believe that our audits  provide a reasonable  basis for our opinion.

   As described  in Note 2, the Company  adopted the fair value  recognition  provisions  of  Statement of Financial  Accounting
   Standards No. 123, "Accounting for Stock-Based Compensation" as of January 1, 2003.

   /s/  PricewaterhouseCoopers LLP

   New York, New York
   February 10, 2004

PART C:

OTHER INFORMATION

Item 27. EXHIBITS
Exhibit number	Description of Exhibit
(a)	Board of Directors Resolution:
(i) Resolution of Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Variable Appreciable Account. (Note 2)
(ii) Amendment of Separate Account Resolution. (Note 5)
(b)	Not Applicable.
(c)	Underwriting Contracts:
(i) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey. (Note 2)
(ii) Proposed form of Agreement between Pruco Securities, LLC and independent brokers with respect to the Sale of the Contracts. (Note 4)
(d)	Contracts:
(i) Variable Universal Life Insurance Contract. (Note 9)
(ii) Rider for Insured's Accidental Death Benefit. (Note 6)
(iii) Rider for Insured's Total Disability Benefit. (Note 6)
(iv) Rider for Level Term Insurance Benefit on Dependent Children. (Note 6)
(v) Rider for Level Term Insurance Benefit on Dependent Children - From Conversions. (Note 6)
(vi) Endorsement providing Type C Death Benefit Provisions. PLI 492-2003 (Note 9)
(vii) Rider for Settlement Options to Provide Acceleration of Death Benefits. ORD 87241-91-NY (Note 7)
(e)	Application:
(i) Application for Variable Universal Life Insurance Contract. (Note 1)
(ii) Supplement to the Application for Variable Universal Life Insurance Contract. (Note 4)
(f)	Depositor's Certificate of Incorporation and By-Laws:
(i) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 2)
(ii) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 3)
(iii) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 4)
(g)	Not applicable.
(h)	Not applicable.
(i)	Administrative Contracts:
(i) Service Agreement between Prudential and First Tennessee Bank National Association. (Note 8)
(j)	Powers of Attorney:
(i) William J. Eckert, IV, David R. Odenath, Jr. (Note 10)
(ii) James J. Avery, Jr. (Note 11)
(iii) Ronald P. Joelson (Note 12)
(iv) Vivian L. Banta, Richard J. Carbone, Helen M. Galt (Note 13)
(k)	Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)
(l)	Opinion and Consent of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures. (Note 1)
(m)	Calculation. (Note 1)
(n)	Consent of PricewaterhouseCoopers LLP, independent accountants. (Note 1)
(o)	None.
(p)	Not applicable.
(q)	Redeemability Exemption:
(i) Memoradum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-2(b)(12)(ii) and method for computing cash adjustment upon exercise of right to exchange for fixed benefit insurance pursuant to Rule 6e-2(b)(13)(v)(B). (Note 9)

(Note 1)  Filed herewith.
(Note 2)  Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 3)  Incorporated by reference to Post-Effective Amendment No. 12 for Form S-1, Registration No. 33-20018, filed April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract real Property Account.
(Note 4)  Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 5)  Incorporated by reference to Form S-6, Registration No. 333-94115, filed January 5, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 6)  Incorporated by reference to Form S-6, Registration No. 333-49334, filed November 3, 2000 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 7)  Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81242, filed April 29, 1997 on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(Note 8)  Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-49334, filed April 22, 2003 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 9)  Incorporated by reference to Form N-6 to this Registration Statement, filed February 13, 2004 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 10)  Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6, Registration No. 333-49334, filed February 8, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account. (Note 11)  Incorporated by reference to Post-Effective Amendment No. 10 to Form S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account. (Note 12)  Incorporated by reference to Post-Effective Amendment No. 14 to Form S-1, Registration No. 33-20018, filed April 10, 2001 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account. (Note 13)  Incorporated by reference to Post-Effective Amendment No. 5 to Form S-6, Registration No. 333-85117, filed June 28, 2001 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Item 28. Directors and Major Officers of Pruco Life of New Jersey

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.

DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., Vice Chairman and Director – President, Prudential Individual Life Insurance since 1998.

VIVIAN L. BANTA, Chairman, and Director –Vice Chairman, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Executive Vice President, Individual Financial Services, U.S. Consumer Group; 1998 to 1999: Consultant, Individual Financial Services.

RICHARD J. CARBONE, Director – Senior Vice President and Chief Financial Officer, Prudential Financial since 1997.

HELEN M. GALT, Director – Company Actuary, Prudential since 1993.

RONALD P. JOELSON, Director – Senior Vice President, Prudential Asset, Liability and Risk Management since 1999.

ANDREW J. MAKO, President and Director – Vice President, Finance, Insurance Division, Prudential Financial since 1999.

DAVID R. ODENATH, JR., Director – President, Prudential Annuities, since 2003; 1999 to 2003: President, Prudential Investments.

OFFICERS WHO ARE NOT DIRECTORS

C.   EDWARD CHAPLIN, Treasurer – Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

THOMAS F. HIGGINS, Senior Vice President – Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary – Chief Counsel, Variable Products, Prudential Law Department since 1995.

MELODY C. MCDAID, Senior Vice President – Vice President and Site Executive, Prudential Financial Services Customer Service Office since 1995.

ESTHER H. MILNES, Senior Vice President – Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999.

JAMES M. O'CONNOR, Senior Vice President and Actuary – Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products, Prudential Retirement.

SHIRLEY H. SHAO,Senior Vice President and Chief Actuary – Vice President and Actuary, Prudential since 1996.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer – Vice President, Insurance Division, Prudential Financial since 2002; 2000 to 2002: Vice President and IFS Controller, Prudential Enterprise Financial Management; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

See Annual Report on Form 10-K of Prudential Financial, Inc., File No. 001-16707 filed March 10, 2004.

Item 30. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state of organization of Pruco Life of New Jersey, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey’s By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Prusec, organized in 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec retained no commissions during the past three years for serving as principal underwriter of the variable insurance Contracts issued by Pruco Life of New Jersey. Prusec passes through 100% commissions to its registered representatives.

The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than registered representatives of Prusec.

MANAGERS AND OFFICERS OF PRUCO SECURITIES, LLC ("Prusec")
Name and Principal Business Address	Position and Office With Depositor
John W. Greene (1)	Chairman of the Board, Manager
John G. Gordon (1)	President, manager, Chief Operating Officer
Clifford E. Kirsch (1)	Vice President, Chief Legal Officer, Secretary
Bernard Russo (1)	Vice President, Controller, Chief Financial Officer
Page H. Pennell (1)	Vice President, Chief Compliance Officer
Maryanne Ryan (2)	Vice President, Anti-Money Laundering Officer
John M. Howard (1)	Vice President, Manager
Priscilla Myers (1)	Vice President
Patrick L. Hynes (4)	Vice President
Michele Talafha (4)	Assistant Vice President
C. Edward Chaplin (2)	Vice President, Treasurer
Ralph Aquilera (1)	Assistant Controller
James J. Avery, Jr. (1)	Manager
Kevin B. Frawley (1)	Manager
David R. Odenath (3)	Manager
Judy A. Rice (3)	Manager
Martin Chotiner (1)	Assistant Controller
Raymond H. Goslin (1)	Assistant Controller
Janice Pavlou (1)	Assistant Controller
Valerie Simpson (1)	Assistant Controller
Paul F. Blinn (1)	Assistant Treasurer
Kathleen C. Hoffman (2)	Assistant Treasurer
Robert Montellione (1)	Assistant Treasurer
Patricia Christian (1)	Assistant Secretary
Mary Jo Reich (1)	Assistant Secretary
Thomas Castano (1)	Assistant Secretary
Kathleen Gibson (2)	Vice President, Assistant Secretary
Georgia T. Garnecki (2)	Assistant Secretary

(1)	213 Washington Street, Newark, NJ 07102
(2)	751 Broad Street, Newark, NJ 07102
(3)	100 Mulberry Street, Newark, NJ 07102
(4)	One New York Plaza, 11th Floor, New York, NY 10004

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

                           Prusec registered representative rate     Third Party commission rate
                              --------------------------------     --------------------------------
                              --------------------------------     --------------------------------
                                            50%                                  50%
                              --------------------------------     --------------------------------
                              --------------------------------     --------------------------------
                                             3%                                   2%
                              --------------------------------     --------------------------------
                              --------------------------------     --------------------------------
                                             3%                                   4%
                              --------------------------------     --------------------------------
                              --------------------------------     --------------------------------
                                             3%                                   3%
                              --------------------------------     --------------------------------
(1)

The first row in the chart above provides commission rates on premiums received in the first 12 months following the Contract Date on total premium received since issue up to the Commissionable Target Premium;

(2)

The second row in the chart above provides commission rates on premiums received in the first 12 months following the Contract Date to the extent that the total premium received since issue exceeds the Commissionable Target premium;

(3)	The third row in the chart above provides commission rates on premiums received in years two through 10 up to the Commissionable Target Premium in each policy year; and

(4)	The fourth row in the chart above provides commission rates on premiums received in years two through 10 that exceed the Commissionable Target Premium in each policy year.

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

                               ----------------------------      --------------------------------
                          Prusec registered representative rate    Third Party commission rate
                               ----------------------------      --------------------------------
                               ----------------------------      --------------------------------
                                           50%                                 50%
                               ----------------------------      --------------------------------
                               ----------------------------      --------------------------------
                                            3%                                  2%
                               ----------------------------      --------------------------------
                               ----------------------------      --------------------------------
                                            3%                                  4%
                               ----------------------------      --------------------------------
(1)

The first row in the chart above provides commission rates on premiums up to the Commissionable Target Premium for the increase received in the first 12 months following the effective date of the increase.

(2)	The second row in the chart above provides the commission rates on premiums received up to the Commissionable Target Premium for the increase in years two through 10 of the increase; and

(3)

The third row in the chart above provides commission rates on premiums received in any of the first 10 years following the effective date of the increase to the extent that premiums in that year exceed the Commissionable Target Premium.

                                 ----------------------------     --------------------------------
                            Prusec registered representative rate    Third Party commission rate
                                 ----------------------------     --------------------------------
                                 ----------------------------     --------------------------------
                                           0.0375%                       no more than 0.0625%
                                 ----------------------------     --------------------------------

Moreover, asset based commissions, in the chart above, are a percentage of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter starting with the second Contract year may be paid.

Representatives with less than four years of service or other broker-dealer registered representatives may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

Because Prusec registered representatives who sell the Contracts are also our life insurance agents, they may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses or pay other forms of special compensation.

Item 32. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company of New Jersey, is located at 213 Washington Street, Newark, New Jersey 07102-2992.

The Principal Underwriter, Pruco Securities, LLC, is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 33. Management Services

Not applicable.

Item 34. Representation of Reasonableness of Fees

Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) represents that the fees and charges deducted under the Variable Appreciable Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life of New Jersey.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this XXth day of April, 2004.

(Seal)

Pruco Life of New Jersey Variable Appreciable Account
(Registrant)

By: Pruco Life Insurance Company of New Jersey
(Depositor)

Attest:	/s/ Thomas C. Castano	By:	/s/ Andrew J. Mako
	Thomas C. Castano		Andrew J. Mako
	Assistant Secretary		President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this XXth day of April, 2004.

Signature and Title

Signature and Title

/s/*__________________________
Vivian L. Banta
Chairman and Director

/s/*_________________________
William J. Eckert, IV
Vice President and Chief Accounting Officer

/s/*_________________________	*By: /s/ Thomas C. Castano
James J. Avery, Jr.	Thomas C. Castano
Director	(Attorney-in-Fact)

/s/*_________________________
Richard J. Carbone
Director

/s/*_________________________
Helen M. Galt
Director

/s/*_________________________
Ronald P. Joelson
Director

/s/*_________________________
David R. Odenath, Jr.
Director

EXHIBIT INDEX

Item 27.

(e) Application:	(i) Application for Variable Universal Life Insurance Contract.

(k) Legal Opinion:	Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered.

(l) Actuarial Opinion:	Opinion and Consent of Pamela A. Schiz, FSA, MAAA, as to actuarial matters pertaining to the representation of the illustrations and the Depositor's administrative procedures.

(m) Calculation:	Calculation of sample illustrations.

(n) Auditor's Consent	Consent of PricewaterhouseCoopers LLP, independent accountants.